     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1999


                                                REGISTRATION NO. 333-78333
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                           ART TECHNOLOGY GROUP, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          7372                         04-3141918
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
     of incorporation or         Classification Code Number)        Identification Number)
        organization)

                             101 HUNTINGTON AVENUE
                          BOSTON, MASSACHUSETTS 02199
                                 (617) 859-1212
    (Address, including zip code, telephone number, including area code, of registrant's principal executive offices)

                                   JEET SINGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ART TECHNOLOGY GROUP, INC.
                             101 HUNTINGTON AVENUE
                          BOSTON, MASSACHUSETTS 02199
                                 (617) 859-1212
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

     DAVID A. WESTENBERG, ESQ.              MARK L. JOHNSON, ESQ.
     RICHARD N. KIMBALL, ESQ.             RICHARD G. COSTELLO, ESQ.
         HALE AND DORR LLP                 FOLEY, HOAG & ELIOT LLP
          60 State Street                  One Post Office Square
    Boston, Massachusetts 02109          Boston, Massachusetts 02109
     Telephone: (617) 526-6000            Telephone: (617) 832-1000
     Telecopy: (617) 526-5000             Telecopy: (617) 832-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 20, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                5,000,000 SHARES

                                 [LOGO]

                                  COMMON STOCK

    This is an initial public offering of common stock by Art Technology Group, Inc. We are selling 5,000,000 shares of common stock. We estimate that the initial public offering price will be between $10.00 and $12.00 per share.

                                 --------------

    Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol ARTG.

                                 --------------

                                                                        PER SHARE      TOTAL
Initial public offering price........................................   $           $
Underwriting discounts...............................................
Proceeds to Art Technology Group, before expenses....................

    We and our stockholders listed on pages 58-60 have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock.

                                 --------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 -------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST

           U.S. BANCORP PIPER JAFFRAY

                      THOMAS WEISEL PARTNERS LLC

                                 WIT CAPITAL CORPORATION

           , 1999.

    The inside cover diagram folds out.

    The outside page shows our name and the Dynamo product logo: a large capital letter D. The page folds out to a diagram entitled "Architecture for Internet Customer Relationship Management." The diagram depicts the relationship of our products to other products and interfaces such as content management, sales management, transaction fulfillment and customer service, depicted at the bottom of the diagram. Arrows show how data gets from these systems to front end systems such as marketing, sales, transactions and support, depicted at the top of the diagram.

    The middle of the diagram shows our products in layers.

    To the left of the diagram, business needs are listed: "Develop effective e-commerce Web sites that provide users with a unified customer experience." Arrows point from this sentence to the front end systems and our Dynamo products. "Allow business managers to target content to selected groups of users or market segments." An arrow points from this sentence to our Dynamo Personalization Server. "Build new applications and functionality on an open and expandable platform. Integrate Web applications with existing information systems including content management, sales and marketing, transaction fulfillment and customer support." Arrows point from these sentences to the Dynamo Application Server and adapters.


    The right side of the diagram describes our partners: "Web Developers provide customers with professional services including strategy, design and custom application development based on the Dynamo product suite." Arrows point from this sentence to the front end systems and our Dynamo products. "System Integrators provide customers with professional services to our Dynamo products with existing information systems." Arrows point from this sentence to Dynamo products and open adapters. "Original Equipment Manufacturers and Technology Partners co-market or resell our Dynamo products for sale to their existing clients and new markets." An arrow points from this sentence to the enterprise systems.

    The bottom of each page has three customer Web site screen shots.

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  -----
Prospectus Summary...........................................................           1

Risk Factors.................................................................           4

Use of Proceeds..............................................................          15

Dividend Policy..............................................................          15

Capitalization...............................................................          16

Dilution.....................................................................          17

Selected Financial Data......................................................          18

Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............................          19

Business.....................................................................          30

Management...................................................................          48

Transactions with Related Parties............................................          56

Principal and Selling Stockholders...........................................          58

Description of Capital Stock.................................................          61

Shares Eligible for Future Sale..............................................          64

Underwriting.................................................................          66

Legal Matters................................................................          68

Experts......................................................................          68

Where You Can Find More Information..........................................          68

Index to Financial Statements................................................         F-1

                                 --------------

    DYNAMO is our registered trademark. JAVA is a registered trademark of Sun Microsystems. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION. AS USED IN THIS PROSPECTUS, THE TERMS "WE," "US," "OUR" AND SIMILAR TERMS REFER TO ART TECHNOLOGY GROUP, INC. AND NOT TO ITS MANAGEMENT OR STOCKHOLDERS.

                              ART TECHNOLOGY GROUP

    We offer an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services. Our solution enables businesses to understand, manage and build online customer relationships and to market, sell and support products and services over the Internet more effectively. Our Dynamo product suite is designed to provide businesses with the core application platform and software tools required to develop and deploy personalized, reliable, large-scale Web sites for conducting electronic commerce, also called e-commerce.

    As the growth and acceptance of online marketing and e-commerce have increased, the Web has become a highly competitive business environment, resulting in increased investment in Internet commerce applications such as:

    - online marketing and selling systems to target, attract and retain customers

    - transaction and distribution management systems to reduce the costs of delivering products and services to customers and distribution partners

    - customer support and relationship management systems to better understand and serve the needs of customers

International Data Corporation estimates that the market for Internet commerce software applications was $444 million in 1998 and projects that the market will grow to $1.7 billion in 1999 and reach $13.1 billion in 2003.

    Our solution provides a comprehensive application suite and complementary professional services capabilities. Our Dynamo application suite includes:

    - Dynamo Application Server--an open and expandable platform to enable Internet customer relationship management and e-commerce applications

    - Dynamo Personalization Server--allows businesses to develop, deploy and manage multiple Web applications that share a common set of business rules and are personalized based on common user profiles

    - Dynamo Commerce--enables the creation of personalized e-commerce storefronts that can be customized and integrated with existing information systems

    - Dynamo Ad Station--allows businesses to serve targeted advertisements to Web site visitors and to manage their online advertising inventory more effectively

    We have licensed products to over 100 customers. Our customers include BabyCenter, BellSouth, BMG Direct, Eastman Kodak, Hilton Hotels, Informix, J.Crew, John Hancock Funds, Inc., Network Solutions, Newbridge Networks, Scudder Kemper Investments, Sony Online Entertainment, Sun Microsystems and TheStreet.com. We target Fortune 1000 companies as well as new businesses using the Internet as their primary business channel. We sell our products directly through our sales force and indirectly through arrangements with systems integrators, original equipment manufacturers and other technology partners.

    Our principal executive office is located at 101 Huntington Avenue, Boston, Massachusetts 02199, and our telephone number is (617) 859-1212. Our Web site is located at WWW.ATG.COM. The information contained in our Web site is not a part of this prospectus. We were incorporated in Massachusetts in December 1991 and reincorporated in Delaware in October 1997.

                                  THE OFFERING

Common stock offered by Art Technology Group..............  5,000,000 shares

Common stock to be outstanding after this offering........  30,556,845 shares

Use of proceeds...........................................  Repayment of indebtedness, working capital and other
                                                            general corporate purposes,
                                                            including possible acquisitions

Proposed Nasdaq National Market symbol....................  ARTG

    The number of shares of our common stock that will be outstanding after this offering, unless otherwise indicated, is based on the number outstanding on May 31, 1999. It excludes 3,116,610 shares subject to outstanding options at a weighted-average exercise price of $1.57 per share and 2,307,435 additional shares available for issuance under our stock plans. It also excludes warrants to purchase 171,485 shares of common stock at a weighted-average exercise price of $0.44 per share which will be outstanding upon completion of this offering.

                            ------------------------

    Unless otherwise indicated, all information in this prospectus:

    - assumes that the underwriters do not exercise their option to purchase additional shares in this offering

    - gives effect to a 3-for-2 stock split effected on June 18, 1999

    - gives effect to the conversion of all outstanding preferred stock into common stock upon completion of this offering

                            RECENT OPERATING RESULTS

    For the three months ended June 30, 1999, we expect that our total revenues will be $6.2 million, consisting of services revenues of $3.1 million and product license revenues of $3.1 million. In addition, we expect that our loss from operations for the same period will be $1.4 million and our net loss for the same period will be $1.4 million.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following tables summarize the financial data of our business. The pro forma basic and diluted net loss per share is described in note 1(e) of the notes to financial statements included elsewhere in this prospectus. The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column reflects the sale of 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of our estimated net proceeds, including our repayment of bank debt and capital lease obligations of approximately $610,000 at March 31, 1999.

                                                                                                      THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                     ----------------------------------------------------------  ----------------------
                                        1994        1995        1996        1997        1998        1998        1999
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenues.........................  $      753  $      798  $    3,902  $    6,457  $   12,137  $    1,901  $    4,420
  Gross profit.....................         235         204       1,917       3,261       7,087         835       2,607
  Loss from operations.............        (209)       (430)     (1,412)     (4,105)     (2,740)       (908)       (903)
  Net loss.........................        (234)       (467)     (1,442)     (4,228)     (2,850)       (949)       (877)
  Net loss available for common
    stockholders...................        (234)       (469)     (1,648)     (4,442)     (4,444)       (986)     (1,121)
  Basic and diluted net loss per
    share..........................  $    (0.03) $    (0.06) $    (0.19) $    (0.50) $    (0.50) $    (0.11) $    (0.12)
  Basic and diluted weighted
    average common shares
    outstanding....................   7,763,013   8,131,028   8,848,866   8,872,202   8,967,066   8,913,092   9,404,757
  Pro forma basic and diluted net
    loss per share.................                                                  $    (0.16)             $    (0.04)
  Pro forma basic and diluted
    weighted average common shares
    outstanding....................                                                  18,246,484              23,479,379

                                                                                            MARCH 31, 1999
                                                                                 -------------------------------------
                                                                                                           PRO FORMA
                                                                                  ACTUAL     PRO FORMA    AS ADJUSTED
                                                                                 ---------  -----------  -------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities.............................  $   7,635   $   7,635     $  57,175
  Working capital..............................................................      2,876       2,876        52,760
  Total assets.................................................................     12,368      12,368        61,908
  Long-term obligations, less current portion..................................        231         231            --
  Redeemable convertible preferred stock.......................................      8,556          --            --
  Stockholders' equity (deficit)...............................................     (4,771)      3,784        53,899

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS COULD MATERIALLY HARM OUR BUSINESS AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

  WE EXPECT OUR LOSSES TO CONTINUE AND WE DO NOT BELIEVE WE WILL BE ABLE TO SUSTAIN OUR CURRENT REVENUE GROWTH RATE

    Since inception, we have not been profitable in any fiscal period. We have incurred substantial costs to develop and enhance our technology and products, to recruit and train a marketing and sales group, and to establish an administrative organization. As of March 31, 1999, we had an accumulated deficit of $12.5 million. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to develop our technology, increase our sales and marketing activities, create and expand our distribution channels, expand our services capabilities and improve our operational and financial systems. Accordingly, we expect to incur additional losses. Although our revenues have grown significantly in recent quarters, they have grown from a relatively small base and, as a result, we do not believe that we will be able to sustain the growth rates we have achieved in recent quarters. Because we have a limited operating history, particularly as a company that sells software products, the prediction of future operating results is difficult and we cannot be certain that our revenues will grow at a rate that will allow us to achieve profitability. In addition, if we do achieve profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis.

  WE EXPECT OUR OPERATING RESULTS TO FLUCTUATE AND THE PRICE OF OUR COMMON STOCK COULD FALL IF QUARTERLY RESULTS ARE LOWER THAN THE EXPECTATIONS OF SECURITIES ANALYSTS

    Our revenues and operating results are likely to vary significantly from quarter to quarter. If our quarterly results fall below the expectations of securities analysts, the price of our common stock could fall. A number of factors are likely to cause variations in our operating results, including:

    - demand for our products and services

    - the timing of sales of our products and services

    - the timing of customer orders and product implementations

    - unexpected delays in introducing new products and services

    - increased expenses, whether related to sales and marketing, product development or administration

    - changes in the rapidly evolving market for Internet customer relationship management solutions

    - the mix of revenues derived from products and services

    - timing of hiring and utilization of services personnel

    - cost overruns related to fixed-price services projects

    - the mix of domestic and international sales

    - costs related to possible acquisitions of technologies or businesses

    Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

    We plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support and improve our operational and financial systems. If our revenues do not increase as quickly as these expenses, our operating results may suffer and our stock price may decline.

  OUR QUARTERLY RESULTS OFTEN DEPEND ON A SMALL NUMBER OF LARGE, NONRECURRING ORDERS AND OUR REVENUES AND OPERATING RESULTS COULD BE LOWER THAN EXPECTED IF WE ARE UNABLE TO COMPLETE ONE OR MORE SUBSTANTIAL SALES IN ANY GIVEN QUARTER

    We derive a significant portion of our revenues in each quarter from a small number of relatively large, nonrecurring orders. Our operating results could suffer if we were unable to complete one or more substantial sales in any future period. Our three largest customers accounted for 80% of our total revenues in 1996, 56% of our total revenues in 1997, 37% of our total revenues in 1998 and 45% of our total revenues in the three months ended March 31, 1999. The customers which provide the greatest revenues typically change from year to year. We derive only a small percentage of our revenues from repeat business, and must always search for new sales opportunities.

  OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS

    We have a long sales cycle because we generally need to educate potential customers regarding the use and benefits of our solution. Our sales cycle varies depending on the size and type of customer contemplating a purchase and whether we have conducted business with a potential customer in the past. These potential customers frequently need to obtain approvals from multiple decision makers prior to making purchase decisions. Our long sales cycle, which can range from several weeks to several months or more, makes it difficult to predict the quarter in which sales may occur. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

  THE MARKET FOR INTERNET CUSTOMER RELATIONSHIP MANAGEMENT SOLUTIONS IS NEW AND RAPIDLY EVOLVING AND WE CANNOT BE CERTAIN THAT A VIABLE MARKET FOR OUR PRODUCTS WILL EMERGE OR BE SUBSTANTIAL

    The market for Internet customer relationship management solutions is new and rapidly evolving. We expect that we will continue to need intensive marketing and sales efforts to educate prospective customers and partners about the uses and benefits of our products and services. Accordingly, we cannot be certain that a viable market for our products will emerge or be sustainable. Organizations that have already invested substantial resources in other methods of conducting business may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. Similarly, individuals have established patterns of purchasing goods and services and may be reluctant to make purchases online. These factors could inhibit the growth of electronic commerce generally and the market's acceptance of our products and services in particular.

  THE MARKET FOR INTERNET CUSTOMER RELATIONSHIP MANAGEMENT SOLUTIONS IS INTENSELY COMPETITIVE AND WE EXPECT COMPETITION TO INTENSIFY IN THE FUTURE

    The market for Internet customer relationship management solutions is intensely competitive and we expect competition to intensify in the future as revenues generated from Internet commerce increase. Our primary competition currently comes from in-house development efforts by potential customers or partners, as well as from other vendors of Web-based application software. We currently encounter competition from Internet application software vendors such as BroadVision, InterWorld, Open Market and Vignette. We also compete with platform application server products and vendors such as BEA Systems, IBM's Websphere products, Microsoft, Netscape, and Sun Microsystems' NetDynamics products, among others. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases they can leverage to gain market share. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than we can. Moreover, our current and potential competitors, such as Microsoft, Netscape and Oracle, may bundle their products in a manner that may discourage users from purchasing our products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. This level of competition could reduce our revenues and result in increased losses or reduced profits.

  COMPETITION WITH OUR RESELLER PARTNERS COULD LIMIT OUR SALES OPPORTUNITIES AND JEOPARDIZE THESE RELATIONSHIPS

    We sell products through agreements with resellers and original equipment manufacturers. We target markets that are also served by some of these partners. This competition may limit our ability to sell our products and services directly in these markets and may jeopardize, or result in the termination of, these relationships.

  OUR BUSINESS MAY BE HARMED IF WE LOSE THE SERVICES OF EITHER JEET SINGH OR JOSEPH CHUNG, OUR CO-FOUNDERS, OR IF WE ARE UNABLE TO ATTRACT AND RETAIN OTHER KEY PERSONNEL

    Our success depends largely on the skills, experience and performance of some key members of our management, particularly our co-founders Jeet Singh and Joseph Chung. If we lose one or more of our key employees, our business could be harmed. We have purchased, and are the beneficiaries of, insurance policies on the lives of Mr. Singh and Mr. Chung, each in the amount of $1,000,000. In addition, our future success will depend in large part on our ability to continue attracting and retaining highly skilled personnel. Like other software companies, we face intense competition for qualified personnel. We cannot be certain that we will be successful in attracting, assimilating and retaining qualified personnel in the future.

  WE NEED TO EXPAND OUR SALES AND DISTRIBUTION CAPABILITIES IN ORDER TO INCREASE MARKET AWARENESS OF OUR PRODUCTS AND INCREASE OUR REVENUES

    We must expand our direct and indirect sales operations to increase market awareness of our products and generate increased revenues. We cannot be certain that we will be successful in these efforts. We have recently expanded our direct sales force and plan to hire additional sales personnel. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. Newly-hired employees will require training and it will take time for them to achieve full productivity. We cannot be certain that we will be able to hire enough qualified individuals in the future or that newly-hired employees will achieve necessary levels of productivity.

  WE DEPEND ON OUR RELATIONSHIPS WITH SYSTEMS INTEGRATORS

    Since our potential customers often rely on third-party systems integrators to develop, deploy and manage Web sites for conducting commerce on the Internet, we cultivate relationships with systems integrators in order to encourage them to support our products. If we do not adequately train a sufficient number of systems integrators or if systems integrators were to devote their efforts to integrating or co-selling different products, our revenues could be reduced and our operating results could be harmed.

  WE WILL NEED TO IMPLEMENT AND IMPROVE OUR OPERATIONAL SYSTEMS AND HIRE ADDITIONAL SERVICE PROFESSIONALS ON A TIMELY BASIS IN ORDER TO MANAGE GROWTH

    We have expanded our operations rapidly in recent years. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities and to support our growing customer base. Rapid growth would place a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. We also plan to expand our professional services capabilities to support increased product license sales. However, we cannot be certain that we will be able to attract a sufficient number of highly qualified service personnel. In addition, new service personnel will require training and it will take time for them to become productive. If we fail to improve our operational systems or to expand our professional service capabilities in a timely manner, we could experience customer dissatisfaction, cost inefficiencies and lost revenue opportunities, which could harm our operating results. In addition, we plan to move to a new headquarters facility in August 1999, which could be disruptive, time-consuming and expensive.

  WE MAY LOSE MONEY ON FIXED-PRICE CONTRACTS

    A majority of our revenues from Innovation Solutions services are derived from fixed-price contracts. We work with complex technologies in compressed time frames and it can be difficult to judge the time and resources necessary to complete a project. If we miscalculate the resources or time we need to complete work under fixed-price contracts, our operating results could be materially harmed.

  WE COULD INCUR SUBSTANTIAL COSTS DEFENDING OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT OR A CLAIM OF INFRINGEMENT

    Our Innovation Solutions services often involve the development of custom software applications for specific customers. In some cases, customers retain ownership or impose restrictions on our ability to use the technologies developed from these projects. Issues relating to the ownership of software can be complicated, and disputes could arise that affect our ability to resell or reuse applications we develop for customers.

    We seek to protect the source code for our proprietary software both as a trade secret and as a copyrighted work. However, because we make the source code available to some customers, third parties may be more likely to misappropriate it. Our policy is to enter into confidentiality agreements with our employees, consultants, vendors and customers and to control access to our software, documentation and other proprietary information. Despite these precautions, it may be possible for someone to copy our software or other proprietary information without authorization or to develop similar software independently.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We could incur substantial costs to prosecute or defend any intellectual property litigation. If we litigated to enforce our rights, it would be expensive, would divert management resources and may not be adequate to prevent the use of our intellectual property by third parties.

    In addition, we are obligated to indemnify customers against claims that we infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party may force us to do one or more of the following:

    - cease selling or using products or services that incorporate the challenged intellectual property

    - obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology

    - redesign those products or services to avoid infringement

  BROADVISION HAS CLAIMED THAT WE INFRINGE ITS INTELLECTUAL PROPERTY

    On December 11, 1998, BroadVision, one of our competitors, filed a complaint against us in the United States District Court for the Northern District of California, alleging infringement by us of a patent held by BroadVision (U.S. Patent No. 5,710,887). BroadVision alleges that our infringement relates to methods for conducting e-commerce. BroadVision is seeking a permanent injunction of the sale of our Dynamo products in their current forms as well as unspecified damages. On February 4, 1999, we filed our answer denying BroadVision's complaint and a counterclaim against BroadVision seeking a judgment that we are not infringing BroadVision's patent and that its patent is unenforceable and invalid.


    After Broadvision brought its claim against us, we entered into an original equipment manufacturer agreement with Informix under which we received $5.0 million of prepaid royalties. The agreement with Informix provides Informix with the right to terminate the agreement in the event that Broadvision brings a claim against Informix for patent or other intellectual property infringement of Broadvision's products by our products or products or services offered under the terms of the agreement. If Broadvision were to bring such a suit against Informix and Informix were to terminate the agreement, we would be required to refund the amount of the prepaid royalty less the greater of $530,000 per quarter, commencing with the fiscal quarter ended March 31, 1999, and all uncredited prepaid royalties as of the termination date. The amount refundable at March 31, 1999 was $4.5 million.


    Litigation is subject to inherent uncertainties. In addition, cases like this generally involve issues of law that are evolving, presenting further uncertainty. Our defense of this litigation, regardless of the merits of the complaint, has been, and will likely continue to be, time-consuming and a diversion for our personnel. A failure to prevail in this litigation could result in:

    - our paying monetary damages

    - the issuance of a preliminary or permanent injunction requiring us to stop selling our Dynamo products in their current form

    - our having to redesign Dynamo, which could be costly and time-consuming and could substantially delay Dynamo shipments, assuming that a redesign is feasible

    - our having to reimburse BroadVision for some or all of its attorneys' fees

    - our having to obtain from BroadVision a license to its patent, which license might not be made available to us on reasonable terms, particularly because BroadVision is a competitor

    - our having to reimburse our customers for any expenses and losses they incur due to the alleged infringement

    Any of these results would seriously harm our business, financial condition and operating results. Furthermore, we expect to continue to incur substantial costs in defending against this litigation and these costs could increase significantly if our dispute goes to trial. It is possible that these costs could substantially exceed our expectations in future periods.

  IF WE FAIL TO ADAPT TO RAPID CHANGES IN THE INTERNET CUSTOMER RELATIONSHIP MANAGEMENT SOFTWARE MARKET, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE

    The market for our products is marked by rapid technological change, frequent new product introductions and Internet-related technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We cannot be certain that we will successfully develop and market new products or product enhancements that comply with present or emerging Internet technology standards. New products based on new technologies or new industry standards could render our existing products obsolete and unmarketable. To succeed, we will need to enhance our current products and develop new products on a timely basis to keep pace with developments related to Internet technology and to satisfy the increasingly sophisticated requirements of customers. E-commerce technology is complex and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing enhanced or new products could cause us to lose revenue opportunities and customers.

  WE RELY ON JAVA AS THE PROGRAMMING LANGUAGE IN WHICH WE DEVELOP OUR PRODUCTS AND OUR BUSINESS COULD BE HARMED IF JAVA LOSES MARKET ACCEPTANCE OR IF WE ARE NOT ABLE TO CONTINUE USING JAVA OR JAVA RELATED TECHNOLOGIES

    Our software is written in the Java computer programming language developed by Sun Microsystems. While a number of companies have introduced Web applications based on Java, Java could fall out of favor and support by Sun Microsystems or other companies could decline. If Java support decreased or we could not continue to use Java or related Java technologies, we might have to rewrite the source code for our entire product line to enable our products to run on other computer platforms. Also, changes to Java could require us to change our products. If we were unable to develop or implement appropriate modifications to our products on a timely basis, we could lose revenue opportunities and our business could be harmed.

  OUR SOFTWARE PRODUCTS MAY CONTAIN ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, DELAYED OR LIMITED MARKET ACCEPTANCE, OR PRODUCT LIABILITY CLAIMS WITH SUBSTANTIAL LITIGATION COSTS

    Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by customers, our current and future products may contain serious defects, including Year 2000 errors. Serious defects or errors could result in lost revenues or a delay in market acceptance.

    Since our customers use our products for critical business applications such as e-commerce, errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation for losses from us. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time-consuming and costly.

  WE MAY BE ADVERSELY IMPACTED BY THE YEAR 2000 ISSUE AND OTHER INFORMATION TECHNOLOGY ISSUES

    The "Year 2000 Issue" refers generally to the problems that software may have in determining the correct century for the year. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. We are subject to potential Year 2000 problems affecting our products, our internal systems and the systems of our suppliers and customers, any of which could disrupt our business and hurt our operating results.

    We have tested the current versions of our commercially available products, and we are working with our customers who have purchased customized software to test their product installations. The commercially available products we have tested are Year 2000 compliant, either alone or after installation of software patches that we offer on our Web site when configured and used in accordance with the related documentation, so long as the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant. In June 1999, we completed testing of the versions of our commercial products first released in December 1997 and all subsequent maintenance releases, which represent approximately 50% of our installed base, and we plan to offer remedial software patches to customers. However, we have not tested our products on all platforms or all versions of operating systems that we currently support, nor have we tested versions of our commercially available products introduced prior to December 1997. These earlier versions, which represent approximately 33% of our installed Dynamo product base, may not be Year 2000 compliant. If we fail to provide patches necessary to make earlier versions of Dynamo products Year 2000 compliant, we may be subject to claims against us. To the extent that unidentified Year 2000 problems exist in versions of our products introduced prior to December 1997, we may be subject to claims against us from customers still using those products. Claims against us by customers alleging that our products are not Year 2000 compliant could harm our business, financial condition and operating results.

    We are also in the process of contacting the vendors of software and hardware that are either included in our products or that are critical to the operation of our internal systems to evaluate their Year 2000 compliance. Some of the third-party products that we use, or that are included in our products, are not Year 2000 compliant, and could cause our internal systems or our products to experience Year 2000 problems. To address these issues, we plan to upgrade or replace some third-party products before the end of 1999.

    Despite testing by us and by customers, and assurances from developers of products incorporated into our products, current versions of our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation or increased service and warranty costs, any of which could disrupt our business and hurt our financial condition and operating results.

    Although we are not currently aware of any material operational issues or costs associated with preparing our internal systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems. This could harm our business, financial condition and operating results.

  OUR EXISTING STOCKHOLDERS WILL BE ABLE TO CONTROL ALL MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT SOMEONE FROM ACQUIRING OR MERGING WITH US ON TERMS FAVORED BY A MAJORITY OF OUR INDEPENDENT STOCKHOLDERS


    On completion of this offering, our executive officers and directors and their affiliates will beneficially own approximately 60% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent someone from acquiring or merging with us.


  OUR MANAGEMENT WILL HAVE DISCRETION OVER USING THE NET UNALLOCATED PROCEEDS OF THIS OFFERING

    Our board of directors and management will have significant flexibility in applying the unallocated net proceeds of this offering. Our primary purposes of this offering are to increase our equity capital and to create a public market for our common stock. As of the date of this prospectus, we do not have plans for use of most of the proceeds from this offering other than for working capital and general corporate purposes. However, we could use some of our proceeds to acquire or invest in businesses that we believe offer products, services or technologies that complement ours. See "Use of Proceeds."

  OUR CURRENT STOCKHOLDERS WILL DERIVE SUBSTANTIAL BENEFITS FROM THIS OFFERING

    Our current stockholders will derive the following benefits from this offering:

    - This offering will create a public market for our common stock and enable existing stockholders to sell their shares following expiration of the 180-day lock-up agreements they have signed. See

      "Risks Related to the Securities Markets--Substantial sales of our common stock could cause our stock price to decline."

    - If the underwriters exercise their over-allotment option, the stockholders named in the table under "Principal and Selling Stockholders" will sell a total of 582,000 shares of common stock in this offering. The acquisition cost of these shares was substantially less than the estimated initial public offering price. See "Dilution."

    - Following this offering, existing stockholders will hold shares with substantial unrealized appreciation. Assuming an initial public offering price of $11.00 per share, and based on shares outstanding as of March 31, 1999, following this offering existing stockholders will hold shares with total unrealized appreciation of approximately $266 million. See "Dilution."

RISKS RELATED TO THE INTERNET INDUSTRY

  OUR PERFORMANCE WILL DEPEND ON THE GROWTH OF E-COMMERCE

    Our future success depends heavily on the acceptance and wide use of the Internet for e-commerce. If e-commerce does not continue to grow or grows more slowly than expected, demand for our products and services will be reduced. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support or privacy concerns. The Internet's infrastructure may not be able to support the demands placed on it by increased usage. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols and complementary products, services or facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

  FUTURE REGULATIONS COULD BE ENACTED THAT EITHER DIRECTLY RESTRICT OUR BUSINESS OR INDIRECTLY IMPACT OUR BUSINESS BY LIMITING THE GROWTH OF E-COMMERCE

    As e-commerce evolves, federal, state and foreign agencies could adopt regulations covering issues such as user privacy, content and taxation of products and services. If enacted, government regulations could limit the market for our products and services. Although many regulations might not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal and consumer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in Web usage and decrease its acceptance as a medium of communications and commerce.

  THE INTERNET IS GENERATING PRIVACY CONCERNS WHICH COULD RESULT IN LEGISLATION OR MARKET PERCEPTIONS WHICH COULD HARM OUR BUSINESS OR RESULT IN REDUCED SALES OF OUR PRODUCTS, OR BOTH

    Businesses use our Dynamo Personalization Server product to develop and maintain profiles to tailor the content to be provided to Web site visitors. When a visitor first arrives at a Web site, our software creates a profile for that visitor. If the visitor registers or logs in, the visitor's identity is added to the profile, preserving any profile information that was gathered up to that point. Dynamo Personalization Server tracks both explicit user profile data supplied by the user as well as implicit profile attributes derived from the user's behavior on the Web site. Privacy concerns may cause visitors to resist providing the personal data or avoid Web sites tracking the Web behavioral information necessary to support this profiling capability. More importantly, even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting Web sites may be used to direct product promotion and advertising to that user. Other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business, financial condition and operating results could be harmed.

    Our Dynamo products use "cookies" to track demographic information and user preferences. A "cookie" is information keyed to a specific user that is stored on a computer's hard drive, typically without the user's knowledge. Cookies are generally removable by the user, although removal could affect the content available on a particular site. Germany has imposed laws limiting the use of cookies, and a number of Internet commentators and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed or if users begin to delete or refuse cookies as a common practice, demand for our personalization products could be reduced.

  PROJECTIONS INCLUDED IN THIS PROSPECTUS RELATING TO THE GROWTH OF E-COMMERCE AND THE INTERNET ARE BASED ON ASSUMPTIONS THAT COULD TURN OUT TO BE INCORRECT AND ACTUAL RESULTS COULD BE MATERIALLY DIFFERENT FROM THE PROJECTIONS

    This prospectus contains various data and projections related to revenues generated by electronic commerce and the size of the worldwide Internet commerce application software market. These data and projections have been included in studies prepared by International Data Corporation, an independent market research firm, and the projections are based on surveys, financial reports and models used by IDC to measure license revenues and associated maintenance fees derived from sales to e-commerce sites. These projections include assumptions regarding U.S. business and home use of the Internet; growth in the number of non-personal computer Web access devices; the amount of time people will spend shopping on the Web; the absence of any catastrophic failure of the Internet; the continued expansion of regional economies; and the continued improvement of security on the Internet, as well as consumer confidence. Actual results or circumstances may be materially different from the projections. This could reduce our revenues and harm our operating results. These data and projections are inherently imprecise and investors are cautioned not to place undue reliance on them.

RISKS RELATED TO THE SECURITIES MARKETS

  OUR STOCK PRICE MAY BE VOLATILE

    Prior to this offering, investors could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. We negotiated the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after this offering. Fluctuations in market price and volume are particularly common among securities of Internet and software companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

    - variations in quarterly operating results

    - changes in market valuations of Internet and software companies

    - our announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments

    - failure to complete significant sales

    - additions or departures of key personnel

    - future sales of common stock

    - changes in financial estimates by securities analysts

  WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its stock. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

  SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE

    Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of the common stock. On completion of this offering, we will have 30,556,845 shares of common stock outstanding and 3,288,095 shares subject to outstanding options and warrants. The 5,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 25,556,845 shares of common stock outstanding on completion of the offering will be "restricted securities" as that term is defined in Rule 144. Our directors, executive officers and other stockholders have executed lock-up agreements that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written approval of Hambrecht & Quist LLC. When the lock-up agreements expire, most of the restricted securities will become eligible for sale.

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY

    Certain provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable, which could reduce the market price of our common stock. Such provisions include:

    - authorizing the issuance of "blank check" preferred stock

    - providing for a classified board of directors with staggered, three-year terms

    - providing that directors may only be removed for cause by a two-thirds vote of stockholders

    - limiting the persons who may call special meetings of stockholders

    - prohibiting stockholder action by written consent

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings

    Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

  INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION

    The initial public offering price is expected to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $9.23 in the book value per share of the common stock from the price you pay for the common stock.

  THE FORWARD-LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS MIGHT PROVE INACCURATE. AS A RESULT, OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS.

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or other comparable terminology. These statements involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

    We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of 5,000,000 shares of common stock, after deducting estimated underwriting discounts and offering expenses, will be approximately $50,150,000. Our estimated net proceeds will be $51,868,640 if the underwriters exercise their option to purchase additional shares in this offering. These estimates assume an initial public offering price of $11.00 per share.

    The principal purposes of this offering are:

    - to increase our equity capital

    - to create a public market for our common stock and to facilitate our future access to public equity markets

    - to provide increased visibility and credibility in the marketplace

    - to provide liquidity to our existing stockholders

    - to enhance our ability to use our common stock as a means of attracting and retaining key employees

    - to enhance our ability to use our common stock as consideration for acquisitions

    We intend to use a portion of the net proceeds of this offering for repayment of bank debt and capital lease obligations. These bank debt and capital lease obligations totaled approximately $610,000 at March 31, 1999. For a description of the terms of the bank debt and capital lease obligations, see note 3 to our financial statements. We will use our remaining net proceeds for working capital and other general corporate purposes, including expansion of research and development, sales and marketing and capital expenditure activities. We have not yet determined our expected use of these proceeds, but we currently intend to use approximately $8.0 million from the net proceeds to expand our research and development activities, $17.0 million to expand our sales and marketing capabilities and $5.0 million for capital expenditures. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds for possible acquisitions of businesses, products and technologies. From time to time we engage in discussions with potential acquisition candidates. However, we have no current plans, commitments or agreements with respect to any acquisitions, and we may not make any acquisitions.

    We have not identified specific uses for a substantial portion of our net proceeds of this offering, and we will have discretion over their use and investment. Pending use of the net proceeds, we intend to invest these proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We currently intend to retain future earnings, if any, to finance our growth. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions in financing agreements and plans for expansion. The terms of our bank debt prohibit us from paying cash dividends without the consent of the lender.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999:

    - on an actual basis

    - on a pro forma basis giving effect to the automatic conversion of all outstanding shares of preferred stock into 15,830,889 shares of common stock upon the closing of this offering

    - on a pro forma as adjusted basis to reflect our receipt and application of estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of our estimated net proceeds, including our repayment of bank debt and capital lease obligations of approximately $610,000 at March 31, 1999

                                                                                  MARCH 31, 1999
                                                                       -------------------------------------
                                                                                                  PRO FORMA
                                                                         ACTUAL      PRO FORMA   AS ADJUSTED
                                                                       -----------  -----------  -----------
                                                                        (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                                SHARE DATA)
Current portion of long-term obligations.............................   $     343    $     343    $      --
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------
Long-term obligations, less current portion..........................   $     231    $     231    $      --

Series B and D redeemable convertible preferred stock................       8,556           --           --

Stockholders' equity (deficit):
  Series A and C convertible preferred stock, $0.01 par value;
    3,300,000 shares authorized, 2,756,789 shares issued and
    outstanding, actual: no shares authorized, issued and
    outstanding, pro forma and pro forma as adjusted.................       2,861           --           --
  Preferred stock, $0.01 par value, no shares authorized, issued or outstanding; 10,000,000 shares authorized and no shares issued or
    outstanding pro forma and pro forma as adjusted..................          --           --           --
  Common stock, $0.01 par value; 25,000,000 shares authorized,
    9,576,119 shares issued and outstanding, actual; 100,000,000 shares authorized, 25,407,008 shares issued and outstanding, pro forma: 100,000,000 shares authorized, 30,407,008 shares issued
    and outstanding, pro forma as adjusted...........................          96          254          304
  Additional paid-in capital.........................................       8,695       24,057       74,157
  Deferred compensation..............................................      (3,968)      (3,968)      (3,968)
  Accumulated deficit................................................     (12,455)     (16,559)     (16,594)
                                                                       -----------  -----------  -----------
    Total stockholders' equity (deficit).............................      (4,771)       3,784       53,899
                                                                       -----------  -----------  -----------
        Total capitalization.........................................   $   4,016    $   4,016    $  53,899
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------

    The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding on March 31, 1999. It excludes 2,971,169 shares subject to outstanding options at a weighted-average exercise price of $0.80 per share and 2,602,713 additional shares available for issuance under our stock plans. It also excludes warrants to purchase 171,485 shares of common stock at a weighted-average exercise price of $0.44 per share which will be outstanding upon completion of this offering.

    See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included in this prospectus.

                                    DILUTION

    The pro forma net tangible book value of our common stock as of March 31, 1999 was $3,784,000, or $0.15 per share, after giving effect to the automatic conversion of all outstanding shares of preferred stock into 15,830,889 shares of common stock upon the closing of this offering. After giving effect to the sale of common stock pursuant to this offering at an assumed initial public offering price of $11.00 per share, assuming the underwriters' option to purchase additional shares in this offering is not exercised, and after deducting estimated underwriting discounts and offering expenses, the adjusted pro forma net tangible book value at March 31, 1999 would have been $53,899,000 or $1.77 per share.

    Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of March 31, 1999. This offering will result in an increase in pro forma net tangible book value per share of $1.62 to existing stockholders and dilution in pro forma net tangible book value per share of $9.23 to new investors who purchase shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share from the assumed initial public offering price of $11.00 per share. The following table illustrates this dilution:

Assumed initial public offering price per share..............................             $   11.00
    Pro forma net tangible book value per share at March 31, 1999............  $    0.15
    Increase attributable to sale of common stock in this offering...........       1.62
                                                                               ---------
Pro forma net tangible book value per share after this offering..............                  1.77
                                                                                          ---------
Dilution of net tangible book value per share to new investors who purchase
  shares in this offering....................................................             $    9.23
                                                                                          ---------
                                                                                          ---------

    If the underwriters exercise their option to purchase additional shares in this offering, the pro forma net tangible book value per share after the offering would be $1.82 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.67 per share and the dilution to persons who purchase shares in the offering would be $9.18 per share.

    The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based upon an assumed initial public offering price of $11.00 per share:

                                                           SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                                      --------------------------  --------------------------  PRICE PER
                                                         NUMBER        PERCENT       AMOUNT        PERCENT      SHARE
                                                      -------------  -----------  -------------  -----------  ----------
Shares purchased in this offering...................      5,000,000          16%  $  55,000,000          80%  $    11.00
Shares owned by existing stockholders...............     25,407,008          84      13,614,000          20         0.54
                                                      -------------       -----   -------------       -----
      Total.........................................     30,407,008         100%  $  68,614,000         100%
                                                      -------------       -----   -------------       -----
                                                      -------------       -----   -------------       -----

    These tables assume no exercise of stock options or warrants outstanding as of March 31, 1999. At March 31, 1999, there were 2,971,169 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $.80 per share. Upon completion of this offering, there will be outstanding warrants to purchase 171,485 shares of common stock at a weighted-average exercise price of $0.44 per share. To the extent that outstanding options or warrants are exercised in the future, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998 are derived from financial statements audited by Arthur Andersen LLP, independent public accountants, which are included in this prospectus. The selected financial data as of December 31, 1995 and 1996 and the year ended December 31, 1995 are derived from audited financial statements not included in this prospectus. The selected financial data as of December 31, 1994 and for the year ended December 31, 1994 are derived from unaudited financial statements not included in this prospectus. The selected financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements which are included in this prospectus and which include, in our opinion, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999. The pro forma basic and diluted net loss per share is described in note 1(e) of the notes to financial statements included elsewhere in this prospectus. The pro forma balance sheet data as of March 31, 1999 reflect the automatic conversion of all the outstanding shares of preferred stock into 15,830,889 shares of common stock upon the closing of this offering. The data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 THREE MONTHS
                                                                     YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                                      -----------------------------------------------------  ---------------------
                                                        1994       1995       1996       1997       1998       1998        1999
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------

                                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Services..........................................  $     753  $     798  $   3,849  $   4,591  $   8,078  $   1,692  $    2,614
  Product license...................................         --         --         53      1,866      4,059        209       1,806
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
      Total revenues................................        753        798      3,902      6,457     12,137      1,901       4,420
Cost of revenues....................................        518        594      1,985      3,196      5,050      1,066       1,813
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
      Gross Profit..................................        235        204      1,917      3,261      7,087        835       2,607
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Operating expenses:
  Research and development..........................         11        217      1,117      3,661      3,355        627       1,131
  Sales and marketing...............................         76        133      1,152      2,287      4,074        680       1,420
  General and administrative........................        357        284      1,060      1,418      2,291        436         743
  Amortization of deferred compensation.............         --         --         --         --        107         --         216
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
      Total operating expenses......................        444        634      3,329      7,366      9,827      1,743       3,510
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Loss from operations................................       (209)      (430)    (1,412)    (4,105)    (2,740)      (908)       (903)
Interest income.....................................         --         --         --          6         54         --          50
Interest expense....................................        (25)       (37)       (30)      (129)      (164)       (41)        (24)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net loss............................................       (234)      (467)    (1,442)    (4,228)    (2,850)      (949)       (877)
Accretion of discount, dividends and offering costs
  on preferred stock................................         --         (2)      (206)      (214)    (1,594)       (37)       (244)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net loss available for common stockholders..........  $    (234) $    (469) $  (1,648) $  (4,442) $  (4,444) $    (986) $   (1,121)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Basic and diluted net loss per share................  $   (0.03) $   (0.06) $   (0.19) $   (0.50) $   (0.50) $   (0.11) $    (0.12)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Basic and diluted weighted average common shares
  outstanding.......................................  7,763,013  8,131,028  8,848,866  8,872,202  8,967,066  8,913,092   9,404,757
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ----------
Pro forma basic and diluted net loss per share......                                              $   (0.16)            $    (0.04)
                                                                                                  ---------             ----------
                                                                                                  ---------             ----------
Pro forma basic and diluted weighted average common
  shares outstanding................................                                              18,246,484            23,479,379
                                                                                                  ---------             ----------
                                                                                                  ---------             ----------

                                                                                                                       MARCH 31,
                                                                                    DECEMBER 31,                         1999
                                                                -----------------------------------------------------  ---------
                                                                  1994       1995       1996       1997       1998      ACTUAL
                                                                ---------  ---------  ---------  ---------  ---------  ---------

                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities............  $      --  $       6  $   2,358  $     187  $   4,093  $   7,635
  Working capital (deficit)...................................       (349)      (341)       902     (1,328)     3,649      2,876
  Total assets................................................        144        137      3,038      1,672      7,766     12,368
  Long-term obligations, less current portion.................         --         --         24        122        322        231
  Redeemable convertible preferred stock......................         --         --      3,000      3,153      8,313      8,556
  Stockholders' equity (deficit)..............................       (240)      (211)    (1,648)    (4,060)    (4,034)    (4,771)


                                                                 PRO FORMA
                                                                -----------

BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities............   $   7,635
  Working capital (deficit)...................................       2,876
  Total assets................................................      12,368
  Long-term obligations, less current portion.................         231
  Redeemable convertible preferred stock......................          --
  Stockholders' equity (deficit)..............................       3,784

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS.

OVERVIEW

    We were founded in December 1991. From 1991 through 1995, we devoted our efforts principally to building, marketing and selling our professional services capabilities and to research and development activities related to our software products. Beginning in 1996, we began to focus on selling our software products. To date, we have enhanced and released several versions of our Dynamo Application Server product, and have completed development of our current product suite. We market and sell our products worldwide through our direct sales force, systems integrators, technology partners and original equipment manufacturers.

    We derive our revenues from the sale of software product licenses and related services. Product license revenues are derived from the sale of perpetual software licenses of our Dynamo products. Our software licenses are priced based on either the size of the customer implementation or site license terms. Services revenues are derived from fees for professional services, training, and software maintenance and support. Professional services include software installation, custom application development and project and technical consulting. We bill professional services fees either on a time and materials basis or on a fixed-price schedule. Software maintenance and support arrangements are priced based on the level of services provided. In general, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee of 20% to 30% of the list price of the licensed product. Customers that purchase maintenance and support generally receive all product updates and upgrades of software modules purchased as well as Web-based and telephone technical support. Training is billed when services are provided.

    We recognize revenues in accordance with Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION and SOP 98-4, DEFERRAL OF THE EFFECTIVE DATE OF A PROVISION OF SOP 97-2, SOFTWARE REVENUE RECOGNITION. Revenues from software product licenses are recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed and determinable and deemed by management to be collectible. If conditions for acceptance are required subsequent to delivery, revenues are recognized upon customer acceptance if such acceptance is not deemed to be perfunctory. Revenues under reseller arrangements are generally recognized as earned which is generally ratably over the life of the reseller agreement for guaranteed minimum royalties or based upon unit sales by the resellers. Revenues for professional services are recognized on either a time and materials or percentage of completion basis as the services are performed, provided that amounts due from customers are fixed and determined and deemed collectible by management. Revenues for software maintenance and support are recognized ratably over the term of the maintenance period, which is typically one year. We record cash receipts from customers and billed amounts due from customers in excess of revenues recognized as deferred revenues. We record revenues recognized on a contract prior to billing as unbilled services. The timing and amount of cash receipts from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenues and unbilled services in any given period.

    Services revenues have increased each quarter during our history primarily due to the expansion of our service capabilities by hiring additional service personnel and to the increase in the number of customers using our Dynamo products. Sales of Dynamo products often lead to sales of consulting services and software maintenance and support. To date, substantially all of our Dynamo customers have entered into 12-month software maintenance and support agreements at the time of purchase. Because we only began selling Dynamo in 1996, we have a limited history upon which to evaluate whether Dynamo customers will renew their maintenance and support agreements from year to year. We believe that growth in our product license sales depends on our ability to provide customers with support, training, consulting and implementation services and to educate systems integrators and resellers on how to use and install our products. We have significantly invested, and expect to continue to invest, to expand our services organization.

    Until 1996, we were focused primarily on our professional services business. Since 1996, sales of software licenses and related software and maintenance services have represented an increasing percentage of our total revenues. We anticipate that software product licenses and software maintenance revenues will continue to increase as a percentage of total revenues. As software product licenses have nearly no costs associated with them, this trend may contribute to higher gross margins. Gross margins will also be affected by the mix of services provided and the utilization of our services personnel. As a result, our gross margins could vary significantly from quarter to quarter.

    Since our inception, we have incurred substantial costs to develop our technology and products, to recruit, hire and train personnel for our engineering, sales and marketing and professional services departments, and to establish an administrative organization. These costs have exceeded the revenues generated by our products and services. As a result, we have incurred net losses in each year since inception and for the first quarter of 1999 and, as of March 31, 1999, we had an accumulated deficit of $12.5 million. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support, and improve operational and financial systems. Accordingly, we expect to incur additional losses for the foreseeable future. In addition, our limited operating history makes it difficult for us to predict future operating results and, therefore, there can be no assurance that we will achieve or sustain revenue growth or profitability.

    We had 165 full-time employees at March 31, 1999, up from 144 at December 31, 1998, 98 at December 31, 1997 and 87 at December 31, 1996. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. We expect that future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel.

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data as percentages of total revenues for the periods indicated:

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                  YEAR ENDED DECEMBER 31,         ENDED MARCH
                                                                                                                      31,
                                                                           -------------------------------------  -----------
                                                                              1996         1997         1998         1998
                                                                              -----        -----        -----        -----
Revenues:
  Services...............................................................          99%          71%          67%          89%
  Product license........................................................           1           29           33           11
                                                                                  ---          ---          ---          ---
      Total revenues.....................................................         100          100          100          100
Cost of revenues.........................................................          51           49           42           56
                                                                                  ---          ---          ---          ---
  Gross profit...........................................................          49           51           58           44
                                                                                  ---          ---          ---          ---
Operating expenses:
  Research and development...............................................          29           57           27           33
  Sales and marketing....................................................          29           35           34           36
  General and administrative.............................................          27           22           19           23
  Amortization of deferred compensation..................................          --           --            1           --
                                                                                  ---          ---          ---          ---
      Total operating expenses...........................................          85          114           81           92
                                                                                  ---          ---          ---          ---
Loss from operations.....................................................         (36)         (63)         (23)         (48)
Interest income..........................................................          --           --           --           --
Interest expense.........................................................          (1)          (2)          (1)          (2)
                                                                                  ---          ---          ---          ---
Net loss.................................................................         (37)%        (65)%        (24)%        (50)%
                                                                                  ---          ---          ---          ---
                                                                                  ---          ---          ---          ---


                                                                              1999
                                                                              -----
Revenues:
  Services...............................................................          59%
  Product license........................................................          41
                                                                                  ---
      Total revenues.....................................................         100
Cost of revenues.........................................................          41
                                                                                  ---
  Gross profit...........................................................          59
                                                                                  ---
Operating expenses:
  Research and development...............................................          25
  Sales and marketing....................................................          32
  General and administrative.............................................          17
  Amortization of deferred compensation..................................           5
                                                                                  ---
      Total operating expenses...........................................          79
                                                                                  ---
Loss from operations.....................................................         (20)
Interest income..........................................................           1
Interest expense.........................................................          (1)
                                                                                  ---
Net loss.................................................................         (20)%
                                                                                  ---
                                                                                  ---

THREE MONTHS ENDED MARCH 31, 1998 AND 1999

    REVENUES. Total revenues increased 133% from $1.9 million for the three months ended March 31, 1998 to $4.4 million for the three months ended March 31, 1999. This increase was attributable to increases in the number of our customers and average sales per customer, as we expanded our sales force and introduced a new release of Dynamo in December 1998. Three customers accounted for 45% of total revenues during the three months ended March 31, 1999 and three customers accounted for 48% of total revenues during the three months ended March 31, 1998. The following customers accounted for more than 10% of our total revenues in the periods indicated:

                                                                               THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                              --------------------
CUSTOMER                                                                        1998       1999
----------------------------------------------------------------------------  ---------  ---------
Sun Microsystems............................................................         14%        22%
Disney/ABC..................................................................         19         --
MediaOne....................................................................         15         --
Informix....................................................................         --         12
Sony Online Entertainment...................................................         --         11

    SERVICES REVENUES. Services revenues increased 55% from $1.7 million for the three months ended March 31, 1998 to $2.6 million for the three months ended March 31, 1999. Services revenues from professional services consulting fees increased from $1.6 million for the three months ended March 31, 1998 to $2.2 million for the three months ended March 31, 1999. Services revenues from software maintenance and support agreements increased from $50,000 for the three months ended March 31, 1998 to $418,000 for the three months ended March 31, 1999. The increase in services revenues was primarily due to an increase in the number of customers and sales of product licenses.


    PRODUCT LICENSE REVENUES. Product license revenues increased from $209,000 for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999. This increase was primarily due to growing market acceptance of our Dynamo product suite following the release of Dynamo 4.0 in December 1998. In addition, we entered into an original equipment manufacturer agreement with Informix in December 1998 under which we received $5.0 million of prepaid royalties, of which $530,000 was recognized as revenues in the three months ended March 31, 1999. The agreement with Informix provides Informix with the right to terminate the agreement in the event that Broadvision brings a claim against Informix for patent or other intellectual property infringement of Broadvision's products by our products or products or services offered under the terms of the agreement. The initial term of our agreement with Informix is two years and it is automatically renewed for successive one year terms unless one of the parties elects not to renew the agreement. In addition, if we are acquired by a competitor of Informix, Informix could require that the agreement remain in effect for up to one renewal period.


    Product license revenues increased as a percentage of total revenues from 11% for the three months ended March 31, 1998 to 41% for the three months ended March 31, 1999. This increase was a result of our ongoing strategy to increase product license revenues as a percentage of total revenues.

    COST OF REVENUES. Cost of revenues includes salary and other related costs for our professional services and support staff, as well as third-party contractor expenses. Cost of revenues also includes product license costs which include royalties to third parties for software embedded in our Dynamo product suite, as well as documentation and other informational media associated with our products. To date, these product license costs have not been significant. Cost of revenues increased 70% from $1.1 million for the three months ended March 31, 1998 to $1.8 million for the three months ended March 31, 1999. The increase was primarily due to the expansion of our services organization, approximately 83% of which was attributable to an increase in salaries and related benefits and the remainder of which primarily was due to overhead and related expenses.

    Cost of revenues as a percentage of services revenues increased from 63% for the three months ended March 31, 1998 to 69% for the three months ended March 31, 1999. This increase reflects the significant increase in the number of employees in our professional services group in the first quarter of 1999. We incur recruiting and training expenses when we hire additional employees but experience low utilization of newly-hired services personnel.

    Cost of revenues, in absolute dollars and as a percentage of services revenues, will vary significantly depending on the level of professional services staffing, their effective utilization rates and the mix of services performed, including product license support services, and whether these services are performed by us or by third-party contractors. In addition, cost of revenues will increase if any product license related cost of revenues materialize. Cost of revenues as a percentage of total revenues may vary significantly depending on the mix of revenues between product licenses and services.

    GROSS PROFIT. Gross profit increased 212% from $835,000 for the three months ended March 31, 1998 to $2.6 million for the three months ended March 31, 1999. The increase in gross profit was primarily due to the increase in product license revenues as a percentage of total revenues. The gross margin increased from 44% for the three months ended March 31, 1998 to 59% for the three months ended March 31, 1999. The gross margin increase was primarily due to the significant increase in product license revenues, which have no significant cost of revenues, as a percentage of total revenues in the three months ended March 31, 1999.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salary and related costs to support product development. Research and development expenses increased 74% from $627,000 for the three months ended March 31, 1998 to $1.1 million for the three months ended March 31, 1999. Approximately 80% of the increase was due to increases in the number of engineering personnel and the remainder primarily was due to related recruiting and facilities costs.

    Research and development expenses as a percentage of total revenues were 33% for the three months ended March 31, 1998 and 25% for the three months ended March 31, 1999. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in absolute dollars in future periods. To date, all software development costs have been expensed in the period incurred.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of salaries, commissions and other related costs for sales and marketing personnel, travel, public relations and marketing materials and events. Sales and marketing expenses increased 109% from $680,000 for the three months ended March 31, 1998 to $1.4 million for the three months ended March 31, 1999. Approximately 48% of the increase was due to a significant increase in the number of sales and marketing personnel and related expenses, approximately 17% of the increase was related to new and increased marketing program expenditures, and the remainder of the increase primarily was due to travel and entertainment expenses.

    Sales and marketing expenses as a percentage of total revenues were 36% for the three months ended March 31, 1998 and 32% for the three months ended March 31, 1999. We believe that sales and marketing expenses, in absolute dollars and as a percentage of total revenues, will increase in immediate future periods as we expect to continue to expand our sales and marketing efforts. In particular, we expect to hire and train new sales personnel, increase marketing and promotional spending and open additional sales offices both in the United States and abroad. We also anticipate that sales and marketing expenses may fluctuate as a percentage of total revenues from period to period depending on the level and timing of such expenditures and the rate at which newly-hired sales personnel become productive.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries and other related costs for operations and finance employees, legal and accounting fees and facilities-related expenses. General and administrative expenses increased 70% from $436,000 for the three months ended March 31, 1998 to $743,000 for the three months ended March 31, 1999. Approximately 55% of the increase related to increases in legal and professional fees, and approximately 41% of the increase was due to an increase in personnel and related costs as we increased our general and administrative personnel to manage the growth of the company.

    General and administrative expenses as a percentage of total revenues were 23% for the three months ended March 31, 1998 and 17% for the three months ended March 31, 1999. We believe general and administrative expenses will increase in absolute dollars as we expect to hire additional personnel and incur additional costs to grow our business and assume the responsibilities of a public company. We also expect to incur increased legal expenses for the duration of the BroadVision litigation, as well as increased facilities costs as we expand our employee base.

    INTEREST INCOME (EXPENSE). Interest income totaled $50,000 for the three months ended March 31, 1999. We did not have interest income during the three months ended March 31, 1998. The interest income for the three months ended March 31, 1999 was generated from cash and cash equivalents available for investment from the proceeds of the sale of Series D preferred stock during August 1998. Interest expense decreased from $41,000 for the three months ended March 31, 1998 to $24,000 for the three months ended March 31, 1999. The decrease was primarily due to our repayment of outstanding amounts under our revolving line of credit during the third quarter of 1998.

    PROVISION FOR INCOME TAXES. We incurred losses for the three months ended March 31, 1998 and 1999. Accordingly, there were no provisions for income taxes.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

    REVENUES. Total revenues increased 65% from $3.9 million in 1996 to $6.5 million in 1997 and 88% to $12.1 million in 1998. The increase was attributable to increases in the number of our customers and average sales per customer primarily due to the commencement of product license sales in 1996 and a new release of Dynamo in December 1997. We also experienced substantial growth in services revenues from our expanded customer base. Three customers accounted for 80%, 56% and 37% of total revenues in 1996, 1997 and 1998, respectively. The following customers accounted for more than 10% of our total revenues in the periods indicated.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------
CUSTOMER                                                                      1996         1997         1998
-------------------------------------------------------------------------     -----        -----        -----
Harvard Business School..................................................          35%          --%          --%
Sony Online Entertainment................................................          31           29           --
Sun Microsystems.........................................................          --           --           17
BMG Direct...............................................................          --           16           --
Stream International.....................................................          14           --           --
R.R. Donnelley...........................................................          --           11           --
Universal Learning Technology............................................          --           --           10
John Hancock Funds, Inc..................................................          --           --           10

    SERVICES REVENUES. Services revenues increased 19% from $3.8 million in 1996 to $4.6 million in 1997 and 76% to $8.1 million in 1998. Services revenues from professional consulting service fees increased 18% from $3.8 million in 1996 to $4.5 million in 1997 and 71% to $7.7 million in 1998. Services revenues from maintenance and support agreements increased from $44,000 in 1997 to $372,000 in 1998. Revenues from maintenance and support agreements were immaterial in 1996. The increase in services revenues was primarily due to an increase in the number of customers, increased sales of product licenses and increased billing rates.

    PRODUCT LICENSE REVENUES. Product license revenues increased from $53,000 in 1996 to $1.9 million in 1997 and 118% to $4.1 million in 1998. The increase in product license revenues was primarily due to the commencement of product shipments in December 1996 and from growing market acceptance of our Dynamo product suite following the release of Dynamo 3.0 in December 1997 and Dynamo
4.0 in December 1998.

    COST OF REVENUES. Cost of revenues increased 61% from $2.0 million in 1996 to $3.2 million in 1997 and 58% to $5.1 million in 1998. Approximately 94% of the increase in 1997 and 73% of the increase in 1998 were due to the expansion of our professional services organization, consisting primarily of payroll and related benefits. Additionally, the increase in the number of software product license customers required increased investment in support and management personnel. Service costs related to maintenance and support agreements increased from an immaterial amount in 1996 to $133,000 in 1997 and to $206,000 in 1998. Product license costs were immaterial in all three years.

    Cost of revenues as a percentage of services revenues increased from 52% in 1996 to 70% in 1997 and decreased to 63% in 1998. The increase in 1997 reflected the significant increase in the number of employees in our professional services group. The decrease in 1998 resulted from improved utilization of service personnel.

    GROSS PROFIT. Gross profit increased 70% from $1.9 million in 1996 to $3.3 million in 1997 and by 117% to $7.1 million in 1998. The increase in gross profit was primarily due to the increase in total revenues. The gross margin increased from 49% in 1996 to 51% in 1997 and to 58% in 1998. The gross margin increase was primarily due to the significant increase in product license revenues, which have no significant cost of revenues.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 228% from $1.1 million in 1996 to $3.7 million in 1997 and decreased 8% to $3.4 million in 1998. Approximately 76% of the increase in 1997 was due to an increase in the number of engineering personnel, with the remainder attributable to recruiting fees and overhead costs associated with product development. Approximately 36% of the decrease in 1998 was due to the temporary reallocation of research and development personnel to support the professional services organization and the remainder of the decrease primarily was due to overhead and related expenses.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased 99% from $1.2 million in 1996 to $2.3 million in 1997 and 78% to $4.1 million in 1998. Approximately 87% of the increase in 1997 and 67% of the increase in 1998 were due to an increase in the number of sales and marketing personnel and related expenses. The remainder in each year primarily related to increases in our marketing expenditures.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 34% from $1.1 million in 1996 to $1.4 million in 1997 and increased 62% to $2.3 million in 1998. Approximately 69% of the increase in 1997 and 50% of the increase in 1998 were due to the hiring of additional personnel with the remainder in each year primarily due to the increase in facility expenses necessary to support our expanding operations.

    INTEREST INCOME (EXPENSE). Interest income increased from $6,000 in 1997 to $54,000 in 1998. We did not have interest income in 1996. The increases reflect interest earned on higher balances of cash and cash equivalents resulting from the proceeds from the private sale of equity securities. Interest expense increased from $30,000 in 1996 to $129,000 in 1997 and to $164,000 in 1998. The
increase reflected additional borrowings under various financing arrangements entered into during 1997 and 1998, as well as a non-cash interest expense related to warrants issued in connection with our credit facility in 1998.

    PROVISION FOR INCOME TAXES. We incurred losses for the years ended December 31, 1996, 1997 and 1998. Accordingly, there were no provisions for income taxes in these periods.

QUARTERLY RESULTS

    The following tables set forth unaudited statement of operations data for each quarter of 1998 and the first quarter of 1999. This information has been presented on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with our audited financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                               THREE MONTHS ENDED
                                                            ---------------------------------------------------------
                                                             MARCH 31,   JUNE 30,   SEPT. 30,  DEC. 31,    MARCH 31,
                                                               1998        1998       1998       1998        1999
                                                            -----------  ---------  ---------  ---------  -----------
                                                                                 (IN THOUSANDS)
Revenues:
  Services................................................   $   1,692   $   1,944  $   2,213  $   2,229   $   2,614
  Product license.........................................         209       1,003      1,239      1,608       1,806
                                                            -----------  ---------  ---------  ---------  -----------
      Total revenues......................................       1,901       2,947      3,452      3,837       4,420
Cost of revenues..........................................       1,066       1,234      1,175      1,575       1,813
                                                            -----------  ---------  ---------  ---------  -----------
      Gross Profit........................................         835       1,713      2,277      2,262       2,607
                                                            -----------  ---------  ---------  ---------  -----------
Operating expenses:
  Research and development................................         627         685        994      1,049       1,131
  Sales and marketing.....................................         680         923      1,027      1,444       1,420
  General and administrative..............................         436         450        657        748         743
  Amortization of deferred stock compensation.............          --          --         --        107         216
                                                            -----------  ---------  ---------  ---------  -----------
      Total operating expenses............................       1,743       2,058      2,678      3,348       3,510
                                                            -----------  ---------  ---------  ---------  -----------
Loss from operations......................................        (908)       (345)      (401)    (1,086)       (903)
Interest income...........................................          --          --          8         46          50
Interest expense..........................................         (41)        (43)       (48)       (32)        (24)
                                                            -----------  ---------  ---------  ---------  -----------
Net loss..................................................   $    (949)  $    (388) $    (441) $  (1,072)  $    (877)
                                                            -----------  ---------  ---------  ---------  -----------
                                                            -----------  ---------  ---------  ---------  -----------


                                                                       (AS A PERCENTAGE OF TOTAL REVENUES)
Revenues:
  Services................................................          89%         66%        64%        58%         59%
  Product license.........................................          11          34         36         42          41
                                                            -----------  ---------  ---------  ---------  -----------
      Total revenues......................................         100         100        100        100         100
Cost of revenues..........................................          56          42         34         41          41
                                                            -----------  ---------  ---------  ---------  -----------
      Gross Profit........................................          44          58         66         59          59
                                                            -----------  ---------  ---------  ---------  -----------
Operating expenses:
  Research and development................................          33          23         29         27          25
  Sales and marketing.....................................          36          31         30         38          32
  General and administrative..............................          23          16         19         19          17
  Amortization of deferred stock compensation.............          --          --         --          3           5
                                                            -----------  ---------  ---------  ---------  -----------
      Total operating expenses............................          92          70         78         87          79
                                                            -----------  ---------  ---------  ---------  -----------
Loss from operations......................................         (48)        (12)       (12)       (28)        (20)
Interest income...........................................          --          --         --          1           1
Interest expense..........................................          (2)         (1)        (1)        (1)         (1)
                                                            -----------  ---------  ---------  ---------  -----------
Net loss..................................................         (50)%       (13)%       (13)%       (28)%        (20 )%
                                                            -----------  ---------  ---------  ---------  -----------
                                                            -----------  ---------  ---------  ---------  -----------

    The increase in product license revenues from the three months ended March 31, 1998 to the three months ended June 30, 1998 was primarily due to the growing market acceptance of our product suite following the release of Dynamo Application Server 3.0 in December 1997. The decline in gross margins for the three months ended December 31, 1998 and March 31, 1999 from the three months ended September 30, 1998 was primarily due to the expansion of our services organization. Sales and marketing expenses increased each quarter, primarily due to increases in sales personnel and the achievement of sales quotas resulting in increased commissions. In particular, sales and marketing expenses increased significantly during the quarter ended December 31, 1998 due to increases in the number of sales personnel and the related cost of recruitment.

    As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if revenues are lower than we project. Our ability to forecast accurately our quarterly revenues is limited due to the long sales cycle of our software products, which makes it difficult to predict the quarter in which product license revenues will occur, and the variability of customer demand for professional services. Our operating results will be materially adversely affected if revenues do not meet projections.

DEFERRED COMPENSATION

    In the fourth quarter of 1998, the first quarter of 1999 and in April and May 1999, we recorded total deferred stock compensation of $4.8 million in connection with stock option grants. This amount represents the difference between the exercise price of stock option grants and the deemed fair value for accounting purposes of our common stock at the time of such grants. We are amortizing this amount over the vesting periods of the stock options, which will result in amortization expense of $1.1 million in 1999 ($216,000 in the three months ended March 31, 1999), $1.2 million in 2000, $1.2 million in 2001, $1.2 million in 2002 and $100,000 in 2003.

NET OPERATING LOSSES AND TAX CREDIT CARRYFORWARDS

    As of December 31, 1998, we had net operating loss carryforwards of $8.9 million and research and development tax credit carryforwards of $235,000. The net operating loss and tax credit carryforwards will expire at various dates, beginning 2011, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss and tax credit carryforwards on an annual basis would be limited as a result of an "ownership change" as defined by
Section 382 of the Internal Revenue Code. We have completed several financings since inception and believe that we have incurred ownership changes. We do not believe the ownership changes will have a material impact on our ability to utilize our net operating loss and tax credit carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have funded our operations and met our capital expenditure requirements through the private sale of equity securities, resulting in net proceeds of $13.0 million through March 31, 1999, as well as commercial credit facilities and capital leases totaling $543,000 at March 31, 1999. Cash used in operating activities was $412,000, $3.9 million and $2.9 million in 1996, 1997 and 1998, respectively. In the three months ended March 31, 1999, we generated $3.8 million in cash from operating activities. The $2.9 million of cash used in operating activities for the year ended December 31, 1998 represents a cash operating loss of $2.4 million and changes in working capital items consisting primarily of increases in accounts receivable, partially offset by increases in accounts payable and accrued expenses. The $3.8 million of cash generated from operating activities in the three months ended March 31, 1999 represents a cash operating loss of $563,000 offset primarily by the

$5.0 million we received from Informix under an original equipment manufacturer agreement, of which $4.5 million was included in deferred revenues. Informix has the right to terminate the agreement and receive a refund of the $5.0 million less the greater of $530,000 per quarter, commencing with the fiscal quarter ended March 31, 1999, and all uncredited prepaid royalties as of the termination date, in the event they are named in a patent or other intellectual property infringement claim which is related to the agreement and brought by Broadvision. The amount refundable at March 31, 1999 is $4.5 million.


    To date, our investing activities have consisted primarily of capital expenditures totaling $498,000, $190,000, $623,000 and $285,000 in 1996, 1997,
1998 and the three months ended March 31, 1999, respectively. Assets acquired consisted primarily of computer hardware and software and furniture and fixtures for our growing employee base. We expect that our capital expenditures will increase as our employee base grows. At March 31, 1999, we expect capital expenditures for the following twelve months to be approximately $2.0 million, which includes $1.0 million of leasehold improvements for our new facility and $1.0 million for computer equipment, software and furniture and fixtures.

    Net cash provided by financing activities in 1996, 1997, 1998 and the three months ended March 31, 1999 was $3.3 million, $1.9 million, $7.5 million and $68,000, respectively. The primary source of cash from financing activities was the sale of preferred stock with net proceeds of $2.8 million, $1.9 million and $7.8 million in the years ended December 31, 1996, 1997 and 1998, respectively.

    We have a revolving line of credit which provides for borrowings of up to the lesser of $5.0 million and 80% of eligible accounts receivable, a $500,000 term loan and a $200,000 equipment line of credit with Silicon Valley Bank that bear interest at the bank's prime rate plus 0.25%, 1.0% and 1.25%, respectively. At March 31, 1999, we had $1.9 million available under the line of credit based upon our borrowing base, $278,000 outstanding under the term loan and $180,000 outstanding under the equipment line of credit. These lines of credit are secured by all of our tangible and intangible intellectual and personal property and are subject to financial covenants and restrictions, including minimum liquidity requirements and a prohibition on the payment of dividends. We are currently in compliance with all related financial covenants and restrictions.

    At March 31, 1999, we had $7.6 million in cash, cash equivalents and marketable securities and $2.9 million in working capital. We believe that the net proceeds of this offering, together with our existing financial resources and commercial credit facilities, will be sufficient to meet our cash requirements for at least the twelve months following this offering. Thereafter, we may require additional funds and may seek to raise additional funds through public or private equity financings or from other sources. There can be no assurance that additional financing will be available at all or that, if available, will be obtainable on terms favorable to us. Additional financing could also be dilutive.

YEAR 2000 COMPLIANCE

    The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000. This could result in failures or the creation of erroneous results.

    We have defined "Year 2000 compliant" as the ability to:

        (a) correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

        (b) function according to the product documentation provided for this date change, without changes in operation, assuming correct configuration;

        (c) where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

        (d) if the date elements in interfaces and data storage specify the century, store and provide output of date information in ways that are unambiguous as to century; and

        (e) recognize year 2000 as a leap year.

    We have conducted a Year 2000 readiness review for the current versions of our products. The review includes assessment, validation testing and, where necessary, remediation, upgrading and replacement of these product versions, as well as contingency planning. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

    We have largely completed all phases of our plan, except for contingency planning, with respect to the current versions of our commercially available products. The current versions of each of these products are Year 2000 compliant when configured and used in accordance with the related documentation, so long as the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant. However, the current versions of some of our commercial products may require patches in order to function optimally after December 31, 1999. We require all users of these affected products to install these patches.

    In June 1999, we completed testing of the versions of our commercial products first released in December 1997 and all subsequent maintenance releases, which represent approximately 50% of our installed base, and we plan to offer remedial software patches to customers. We have not tested our commercial products on all platforms or all versions of operating systems that we currently support nor have we tested versions of our commercially available products introduced prior to December 1997. These earlier versions, which represent approximately 33% of our installed Dynamo product base, may not be Year 2000 compliant.

    We have not separately tested software obtained from third parties (licensed software, shareware and freeware) that is incorporated into our products. While we are seeking assurances from our vendors that licensed software is Year 2000 Compliant, we know that some of the licensed software is not Year 2000 Compliant. To address known problems, we plan to upgrade or replace the impacted systems by year-end. Despite testing by us and by customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation or increased service and warranty costs, any of which could materially adversely affect our business, operating results or financial condition. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of Year 2000 lawsuits against other software vendors. Because of the unprecedented nature of Year 2000 litigation, it is uncertain whether or to what extent we may be affected by it.

    Our internal systems include both our information technology, or IT, and non-IT systems. We have initiated an assessment of our material internal IT systems, including both software tools we have developed and third-party software and hardware technology, as well as an assessment of our non-IT systems. We expect to complete testing of our IT systems in 1999. To the extent that our internal systems are not Year 2000 Compliant, we plan to upgrade or replace these systems. Related costs have been immaterial to date and we expect total future costs to remain below $100,000. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from them that their systems are Year 2000 Compliant. Although we are not currently aware of any material operational issues or costs associated with preparing our internal IT and non-IT systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current and potential customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate budgets that current or potential customers could otherwise have for purchases of our products and services. As a result, our business, results of operations or financial condition could be harmed.

    We have funded our Year 2000 plan from available cash and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 plan for personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. We are already aware that some of our internal systems are not Year 2000 compliant and require upgrading before the end of the year. We may experience material problems and costs with Year 2000 compliance that could adversely affect our business, results of operations and financial condition.

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing a contingency plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

                                    BUSINESS

OVERVIEW

    We offer an integrated suite of Internet customer relationship management and e-commerce software applications, as well as related application development, integration and support services. Our solution enables businesses to understand, manage and build online customer relationships and to market, sell and support products and services over the Internet more effectively. Our Dynamo product suite includes an application server that is specifically designed to enable and support Web applications, as well as e-commerce and Internet customer management applications. An application server is a software program that facilitates the development, deployment and management of other software programs. Our solution is designed to provide businesses with the core application platform and software tools required to develop and deploy personalized, reliable, large-scale Web sites for conducting e-commerce.

INDUSTRY BACKGROUND

  GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE

    The emergence of the Internet as a global medium for interactive communications and commerce is fundamentally changing the way business is conducted. The Internet is enabling businesses to attract and retain customers, conduct e-commerce with those customers, and communicate with employees, suppliers and strategic partners. The Internet is providing the opportunity for businesses to establish new revenue streams, create a new distribution channel, reduce costs and increase customer retention. This opportunity has driven the growth in online marketing and e-commerce initiatives. International Data Corporation estimates that more than $400 billion worth of goods and services will be sold over the Internet by 2002, which represents a compounded annual growth rate of over 100% for the period between 1997 and 2002.

    As the growth and acceptance of online marketing and e-commerce have increased, the World Wide Web has become a highly competitive business environment where customers have a large number of easily accessible choices. For a company to succeed in this environment, its Web site must present content and provide an overall visitor experience that captures the visitor's interest and satisfies their informational and transactional needs. To accomplish this, companies are investing in Internet-based customer relationship management and e-commerce solutions, such as:

    - online marketing and selling systems to target, attract and retain customers

    - transaction and distribution management systems to reduce the costs of delivering products and services to customers and distribution partners

    - customer support and relationship management systems to better understand and serve the ongoing needs of their customers

International Data Corporation estimates that the worldwide Internet commerce application software market was $444 million in 1998 and projects that the market will grow to $1.7 billion in 1999 and reach $13.1 billion in 2003.

  EMERGING E-COMMERCE REQUIREMENTS

    Many commercial Web sites present only a static collection of non-interactive content. These sites offer basic content, such as corporate information, product literature and banner advertisements, which are passively viewed by Web visitors. While this information is useful, many Web visitors prefer dynamic content, which is continually updated and enhanced, as well as interactive content, which responds and changes based on the user's input. Many Web visitors also prefer Web sites that personalize their experience and present more relevant content based on their existing relationship with the business, stated or implied preferences and needs, Web navigation behavior and other factors. To attract, serve and retain customers online, businesses must engage visitors with dynamic, relevant and targeted experiences, which often lead to transactional opportunities.

    Businesses are seeking Web-based systems that can be dynamically updated and integrated, sharing data among Web applications and across their entire enterprise in order to present users with a personalized, consistent and unified customer experience. The desired result is a customer-driven Web site that takes into account the particular customer's profile, Web behavior and relationship with the company. Customer-driven Web sites can provide businesses with an efficient means to manage and maximize customer relationships online. In order to accomplish this, businesses require solutions that incorporate a number of features:

    - EFFECTIVE CONTROL OF E-COMMERCE SYSTEMS AND STRATEGIES. Business managers responsible for Internet customer relationship management need easy-to-use tools to give them direct control over their e-commerce systems and strategies without requiring the time-consuming intervention of information technology specialists. With the appropriate tools, business managers can better manage their Internet customer relationships through improved customer segmentation and delivery of targeted content, promotions and advertising campaigns, and personalized pricing and account information.

    - INTEGRATION WITH EXISTING INFORMATION SYSTEMS. In order to present the customer with a unified and personalized e-commerce experience, companies must address the difficult challenge of integrating Web applications with their existing content management, customer database, transaction and customer support systems.

    - COMMON PLATFORM UPON WHICH TO BUILD FUTURE APPLICATIONS. Businesses implementing sophisticated Web-based applications desire an expandable Web platform to enable them to build new applications and add third-party functionality to their e-commerce initiatives on a rapid and ongoing basis.

    - SCALABILITY, PERFORMANCE AND RELIABILITY. The increasing significance of Web-based commerce requires that e-commerce systems be highly scalable in order to accommodate rapid user growth and increased Web site complexity, content and functionality. Scalability refers to the ability of a computer system to handle greater load by adding additional hardware. Further, companies need high performance and highly reliable systems because if online systems fail or cause unsatisfactory delays, even for a short period of time, businesses could miss revenue opportunities and lose customers.

  CURRENT SOLUTIONS

    In response to these emerging business requirements, various applications have been developed that address discrete aspects of the enterprise e-commerce infrastructure. A number of vendors offer stand-alone solutions for Web content management, advertising management, transaction processing, e-commerce storefront development, personalization and recommendation engines, and application development tools. By implementing a collection of these stand-alone solutions, companies can attempt to deliver dynamic, personalized content to Web site visitors and manage their e-commerce efforts. However, these stand-alone solutions may not provide a satisfactory solution for many businesses:

    - LACK OF INTEGRATED FUNCTIONALITY. Disparate stand-alone applications generally do not easily integrate and communicate with each other, lack a common user interface and lack a common platform for integrating with existing information systems. As a result, a collection of stand-alone applications often does not present the Web visitor with a unified customer experience and may sacrifice functionality and performance.

    - HIGH COST. It is frequently difficult and expensive for companies to implement a solution consisting of a collection of disparate stand-alone solutions from multiple vendors, and these implementations frequently fail to meet requirements. In addition, businesses often incur higher costs of ownership over time as it is difficult for them to manage the uncoordinated product upgrade cycles and new application development efforts of multiple vendors.

    Today, businesses increasingly seek an integrated package of applications, platforms and tools that addresses all aspects of their enterprise e-commerce infrastructure, rather than just stand-alone solutions. Some software providers have developed more comprehensive solutions incorporating a number of e-commerce functions. However, these solutions may be inadequate for a number of reasons:

    - LIMITED FUNCTIONALITY. The functionality may be insufficient to serve all of a company's e-commerce requirements, resulting in the need to buy, build or adapt additional applications.

    - LACK OF A MODULAR, APPLICATION SERVER-BASED ARCHITECTURE. These solutions are typically not built with separate software modules and lack the expandability that an application server-based platform provides. This limits the ability of businesses to customize their implementations, integrate their solutions with existing applications and extend their e-commerce initiatives by building future applications or incorporating third-party technology.

    - POOR SCALABILITY AND RELIABILITY. Most of today's computer systems are unable to scale to meet the growing performance demands of large-scale, e-commerce Web sites. Solutions that do not scale well can be unreliable and subject to system failures, which may result in frustrated customers, lost revenue opportunities and potential financial losses.

    To address the limitations of most commercially available solutions, some companies have built custom Internet customer relationship management solutions with application development tools. While these solutions can provide the required functionality and integration, they typically require lengthy implementation periods and are expensive to build and maintain. In addition, they require a comprehensive understanding of market segmentation, content targeting and advertising, as well as extensive technical expertise in Web application development and systems integration. Most companies, and many third-party systems integrators and application developers, do not have the expertise and experience to address all of these requirements.

    As a result, businesses are increasingly seeking Web application software providers offering products and professional services that enable them to rapidly deploy comprehensive, effective Internet customer relationship management solutions. Businesses prefer solutions that are modular and flexible with an open, application server-based architecture. They desire solutions that are easy to integrate with existing systems and third-party applications and that enable them to extend their Web infrastructures with new applications and functionality to meet their continually evolving e-commerce needs. Businesses also need to leverage their existing business systems, strategies and expertise to manage their customer relationships effectively. Finally, businesses are seeking solutions that meet the demanding scalability, reliability and performance requirements of large-scale Web sites that conduct e-commerce.

OUR SOLUTION

    We offer a suite of Web-based Internet customer relationship management and e-commerce software applications, as well as related application development, integration and support services. Our solution enables businesses to understand, manage and build their online customer relationships more effectively and to market, sell and support their products and services over the Internet. Our product suite includes Dynamo Application Server, an application server specifically designed to enable and support Web applications. Dynamo Application Server is designed to provide businesses with the core application platform and software tools required to develop and deploy personalized, effective e-commerce Web sites.

    Our product suite also includes Dynamo Personalization Server, Dynamo Commerce and Dynamo Ad Station. Dynamo Personalization Server is an expandable personalization platform that enables companies to target specific content and data to particular customers or visitors on the Web. Dynamo Commerce manages and delivers product catalog content and user-targeted promotional programs and provides transaction processing capabilities for large-scale e-commerce storefronts. Dynamo Ad Station is an online banner advertising delivery application designed to help businesses more effectively manage advertising inventories on large-scale Web sites and distributed advertising networks.

    Our solution incorporates the following distinguishing characteristics:

    AN INTEGRATED AND MODULAR PRODUCT SUITE BASED ON A COMMON PLATFORM. Our product suite includes a comprehensive range of functionality that allows businesses to quickly develop and deploy personalized Web-based e-commerce applications. Our application server-based platform enables our Dynamo applications to share data and work together more efficiently than would a collection of discrete Web applications from different vendors using various technologies. An integrated product suite based on a common platform also ensures that new products and releases will be compatible with each other as well as with other applications built on Dynamo Application Server. The modularity of our product suite allows customers to purchase applications that fit their particular needs and allows them to quickly expand their implementations as required.

    RULES-BASED PERSONALIZATION IMPLEMENTED BY BUSINESS MANAGERS. Our products allow business managers to apply new and pre-existing business rules to profile and segment users and dynamically deliver personalized content and data to online visitors. For example, businesses can present different prices, products and promotional offers to different visitors or they can deliver customer-specific information such as account detail and purchase history. Business managers can review the behavior of visitors and quickly adjust their business rules to manage their online marketing communications and e-commerce strategies.

    HIGH SCALABILITY, RELIABILITY AND PERFORMANCE. Our Dynamo Application Server employs a Java-based architecture that is highly scalable. It has a dynamic load management system which allows applications to be distributed across multiple server computers. This means that as a Web site becomes more heavily utilized, additional computing resources can be added to handle the additional load. The load management system provides redundant fail-over, a feature that transfers users on a failed server to another server without interruption. Dynamo Application Server has been designed to meet the performance requirements of high-capacity, highly personalized e-commerce Web sites.

    OPEN AND EXPANDABLE APPLICATION SERVER ARCHITECTURE. Our Dynamo Application Server provides customers with an expandable platform that allows them to rapidly integrate our products with their existing systems and to deploy new applications, both internally developed and from third parties. The ability to integrate multiple applications and information systems with our common platform enables businesses to incorporate organization-wide customer data and support systems to provide a unified customer experience. In addition, our open, application server-based platform and the modularity of our product suite enable systems integrators and technology partners to develop their own proprietary applications on Dynamo for reuse or resale.

    PROFESSIONAL SERVICES CAPABILITIES. We have been designing and deploying network-based applications for over seven years and Web sites for over four years. We have two primary service offerings, Innovation Solutions and Express Services. Our Innovation Solutions team provides customized application design, development and integration services to clients who desire advanced solutions that are not commercially available. We provide Innovation Solutions services for a limited number of projects that we believe will provide us with an understanding of emerging technical and business needs for our future products. Our Express Services team provides strategic consulting and integration support services to customers and systems integrators to facilitate the deployment of our products. Express Services provides system architecture design, project management, Web design and technical training and support.

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
    Our solution provides our customers with:

    EFFECTIVE, HIGH-PERFORMANCE E-COMMERCE WEB SITES THAT ARE:

       - dynamically generated and personalized on a real-time basis

       - highly functional with comprehensive e-commerce features

       - able to personalize content based on easily modifiable business rules to increase customer satisfaction and retention

       - able to present a unified, customer-centric experience by integrating various sources of customer data and content and leveraging existing information systems

    THE ABILITY TO ACHIEVE RAPID TIME TO MARKET BY:

       - deploying our comprehensive suite of integrated applications

       - enabling rapid integration with existing information systems

       - taking advantage of our intuitive user interfaces for business managers and application developers

       - utilizing our experienced consulting services professionals

    THE ABILITY TO ACHIEVE A COMPETITIVE ADVANTAGE AND A HIGHER RETURN ON INVESTMENT BY:

       - increasing e-commerce and advertising revenues

       - improving marketing effectiveness

       - reducing marketing, transaction and customer support costs

       - increasing customer satisfaction and retention

STRATEGY

    Our objective is to be a leading provider of Internet customer relationship management solutions. To achieve this objective, we have adopted the following strategies:

    MAINTAIN AND EXTEND PRODUCT AND TECHNOLOGY LEADERSHIP. We believe we are a technology leader in providing Internet customer relationship management solutions. We offer a comprehensive suite of software applications that we believe are based on an advanced technologies. We were one of the first companies to market a high-performance dynamic Web page generation engine to both generate and deliver Web pages on a real-time basis, and shipped our first Java-based Web application server shortly after Sun Microsystem's first commercial shipment of Java 1.0. We intend to extend our product and technology leadership by:

       - extending Dynamo's personalization capabilities and building new Internet customer relationship management applications

       - continuing to increase the scalability, reliability and performance of our Dynamo applications

       - continuing to develop new adaptor and connector modules to allow our products to easily integrate with third-party Internet customer relationship management products, databases and information systems

       - providing Dynamo Application Server support for emerging industry standards, such as Enterprise JavaBeans, for developing business applications in Java, and XML, for formatting data and other information

       - using our Innovation Solutions services to identify emerging market needs

    GROW AND LEVERAGE PROFESSIONAL SERVICE CAPABILITIES. We have extensive experience in Web application development and integration services. Through our Express Services, we provide enabling

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
services to train our systems integrators and technology partners in the use of our products as well as consulting services to assist with customer implementations. We plan to create additional opportunities to increase revenues from product sales by expanding our base of partners trained in the implementation and application of Dynamo. We intend to hire additional professional services personnel to increase our services revenues and to enable and support product license sales through systems integrators.

    CONTINUE TO BUILD DIRECT SALES CAPABILITIES AND LEVERAGE CO-SELLING EFFORTS WITH SYSTEMS INTEGRATORS AND WEB DEVELOPERS. We sell our products directly to end-users and through co-selling efforts with systems integrators and Web developers. Our objective is to establish close relationships directly with our customers and to motivate systems integrators to implement the Dynamo technology and product suite on Internet and Web-based projects for their customers. We intend to expand our sales by hiring additional direct sales personnel, domestically and internationally, both to sell directly to end-users and to expand our co-selling efforts. We plan to leverage our current relationships and develop additional co-selling relationships with leading systems integrators. In addition, many of our systems integrators are global enterprises, which we believe provides us with an opportunity to expand our international business.

    EXPAND TECHNOLOGY PARTNER AND ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS AS A DISTRIBUTION CHANNEL. We work with technology partners, such as Documentum, Factpoint and OpenText, to develop modules that enable our software products to operate with their software products. We also work with original equipment manufacturers, such as Informix, to enable them to combine our software products with their products to form a single software application product. Some of our customers have requirements that can be met by a combination of our products and those of one or more of our partners. We sell in conjunction with these vendors in a variety of ways:

       - co-marketing with a technology partner to promote the fact that our products operate together

       - co-selling with a partner in an arrangement where sales and service personnel from both organizations approach a customer in a coordinated sales process

       - selling to reseller partners

       - selling to original equipment manufacturers that sell and support the combined product

    Many of our current and potential partners are looking to extend their current offerings to include Web-enablement, personalization and e-commerce features. We believe these relationships will provide us the opportunity to establish our platform in additional markets.

    EXPAND MARKET PRESENCE. Historically we have not spent significant resources on marketing and awareness programs. We intend to increase our market presence through a variety of marketing and sales programs designed to generate market awareness, penetrate target markets and help establish us as the leading provider of Internet customer relationship management solutions. We plan to increase spending on advertising, trade shows, seminars, industry events and direct marketing efforts. We also plan to devote marketing resources to expanding our channel relationships with systems integrators and technology partners. We intend to develop and promote the Dynamo brand alongside our partners' brands in all co-marketing relationships.

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
PRODUCTS

    We offer an integrated suite of Internet customer relationship management applications. Our core product is Dynamo Application Server, a dynamic Web page generation engine and application server specifically designed to enable and support Web applications, that provides businesses with the platform and software tools to develop and deploy personalized, effective e-commerce Web sites. Our product suite also includes Dynamo Personalization Server, Dynamo Commerce and Dynamo Ad Station. Each of the applications in our product suite can be purchased separately; however, the Dynamo Application Server is required to run each of our other applications. Dynamo Personalization Server is required to run Dynamo Commerce and Dynamo Ad Station. We also sell software tools to enable rapid application development, as well as adaptor modules to integrate Dynamo products with content management systems. Our product suite is designed to meet the performance and scalability requirements of large-scale e-commerce Web sites. All of our products are based on Java and run on Sun Solaris, Windows NT and IBM AIX operating system platforms.

    The diagram below illustrates the overall architecture of our product suite as well as the various applications, software tools and integration modules that are included in our product suite.

    The diagram below illustrates the Dynamo Relationship Commerce Suite with horizontal, layered bars depicting Dynamo Application Server at the foundation; Dynamo Personalization Station, with open content adaptors and open profile adaptors as the second layer; Dynamo Commerce Application with open fulfillment adaptors as the third layer; and custom applications as the top layer. The left side of the bars shows the tools that work with our product suite: system console, Developer Workbench, Personalization Control Center and retail administration. The right side of the bars depicts enterprise systems including customer databases and content management and transaction fulfillment systems.

    The following table briefly describes our products, list prices and system requirements.

           PRODUCT                      DESCRIPTION            LIST PRICE AND REQUIREMENTS
APPLICATION SUITE
Dynamo Application Server      An open and expandable         $10,000 per CPU
                               platform to enable Internet
                               customer relationship
                               management and e-commerce
                               applications
Dynamo Personalization Server  Allows businesses to develop,  $20,000 per CPU; requires
                               deploy and manage multiple     Dynamo Application Server
                               Web applications that share a
                               common set of business rules
                               and are personalized based on
                               common user profiles
Dynamo Commerce                Enables the creation of        $20,000 per CPU; requires
                               personalized e-commerce        Dynamo Application Server and
                               storefronts that can be        Dynamo Personalization Server
                               customized and integrated
                               with existing information
                               systems
Dynamo Ad Station              Allows businesses to serve     $15,000 per server; requires
                               targeted advertisements to     Dynamo Application Server and
                               Web site visitors and to       Dynamo Personalization Server
                               manage their online
                               advertising inventory more
                               effectively
TOOLS & INTEGRATION MODULES
Dynamo Developer's Workbench   Allows developers and Web      $1,000 per seat
                               designers to quickly assemble
                               pre-built Java components
                               through an intuitive
                               graphical user interface
Dynamo Personalization         Allows business managers to    $1,000 per seat
  Control Center               define and modify
                               personalization business
                               rules through an intuitive
                               graphical user interface
Dynamo Targeted E-mail         Enhances customer              $4,000 per CPU; requires
                               relationships through          Dynamo Personalization Server
                               rules-driven targeted e-mail
                               messaging functionality,
                               coordinated with Web site
                               personalization
Open Content Adaptors          Provides direct integration    $10,000 per CPU; requires
                               with leading content           Dynamo Personalization Server
                               management systems

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
    DYNAMO APPLICATION SERVER. The Dynamo Application Server is designed to provide businesses with the core application platform and software tools required to develop, deploy and manage personalized, effective Web sites for conducting business on the Internet. The Dynamo Application Server provides a common application platform for:

    - dynamically generating Web pages and managing user sessions

    - supplying a framework of shared application services to connect and integrate each of the applications in our product suite

    - managing the distribution of applications across multiple computers and providing an automatic recovery management system to prevent system failures

    - efficiently connecting to enterprise systems and third-party applications

Dynamo Application Server connects to Dynamo Developer's Workbench, a Web application development tool that allows developers and Web designers to build new applications and integrate third-party technologies.

    DYNAMO PERSONALIZATION SERVER. Dynamo Personalization Server coordinates, manages and centralizes the personalization functions of the Dynamo product suite. Dynamo Personalization Server enables business managers to segment users and target content based on new and pre-existing business rules. It adjusts and personalizes Web content on a real-time basis by combining explicit user data from existing customer management and marketing databases with implicit information gathered on Web navigation behavior.

    Dynamo Personalization Server performs the following functions:

    - PROFILE GATHERING. When a visitor first arrives at a Web site, a profile is created automatically for that visitor. If the visitor registers or logs in, the visitor's identity is added to the profile, preserving any profile information that was gathered up to that point. Dynamo Personalization Server tracks both explicit user profile data supplied by the user as well as implicit profile attributes derived from the user's behavior on the Web site. This information is combined with any existing information about the visitor from the company's internal databases.

    - SEGMENTATION AND CONTENT TARGETING. Dynamo Personalization Server enables business managers to segment visitors based on their profile data. Using business rules, content can be personalized and targeted to these groups of users. These business rules are created using the Personalization Control Center.

    - CONTENT MANAGEMENT AND INTEGRATION. In addition to using Dynamo Personalization Server to target content residing on internal file systems, customers may purchase Open Content Adaptors to integrate Dynamo with leading content management systems. The Open Content Adapters provide direct integration to leading content management systems such as those from Documentum, Factpoint and OpenText.

    - PERSONALIZED MESSAGING. Dynamo Targeted E-mail can be used with the Dynamo Personalization Server to send personalized messages to selected groups and individual Web site users.

    DYNAMO COMMERCE. Dynamo Commerce is a flexible solution enabling businesses to deploy and manage large-scale, personalized, e-commerce storefronts. Dynamo Commerce delivers product catalog content and user-targeted promotional programs to manage the online shopping experience. It is designed to integrate with existing customer database, inventory, order processing, payment and fulfillment systems operated by many large organizations. In addition, Dynamo Commerce provides administration features that allow e-commerce storefronts to be operated independently by various managers throughout an organization. Dynamo Commerce features include:

    - COMPLETE E-COMMERCE STOREFRONT SOLUTION. Dynamo Commerce provides a comprehensive set of e-commerce storefront functions including catalog, shopping cart, order processing, built-in

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
      search capabilities and user registration. Business managers can customize the layout, look and feel, navigation and functionality of their storefronts through point and click interfaces and through customized Web page templates. Dynamo Commerce supports both business-to-business and business-to-consumer e-commerce.

    - ENVIRONMENT FOR PERSONALIZED SELLING. Web sites built on Dynamo Commerce can be designed to deliver targeted promotions based on user profiles gathered through Dynamo Personalization Server. Since Dynamo Commerce uses both implicit and explicit profiles, content can be targeted to both anonymous and recognized visitors. Reporting functionality allows marketing personnel to gather real-time feedback on the effectiveness of various targeting and merchandising strategies.

    - FLEXIBLE ORDER PROCESSING. Dynamo Commerce provides core order processing functionality that can be integrated with a wide variety of transaction models and existing business processes. Through the use of our integration modules, customers can incorporate business systems into the order processing flow at a number of stages as products are browsed, selected and purchased.

    - CUSTOMIZATION, MAINTAINABILITY AND DAY-TO-DAY MANAGEMENT. Dynamo Commerce allows business managers, designers and programmers to independently maintain and manage the various aspects of the Web site relating to their particular expertise. Dynamo Commerce has an administrative interface so business managers can control product presentation, pricing and promotions. Designers can directly customize Web site templates upon which the site is built. The open, modular architecture makes it easy for programmers to extend and modify functionality. This separation simplifies deployment and ongoing maintenance.

    DYNAMO AD STATION. Dynamo Ad Station allows businesses to increase advertising revenues by delivering targeted ads to visitors and by more effectively managing advertising inventory. The data gathered by Dynamo Ad Station help the business determine how to target campaigns to maximize effectiveness. Automated inventory management features allow an administrator to adjust the delivery of advertisements to help meet advertising goals. Dynamo Ad Station's comprehensive data collection and reporting features facilitate the monitoring of ad campaign effectiveness.

SERVICES

    We provide a variety of consulting, design, application development, integration and training and support services in conjunction with our products through our Innovation Solutions and Express Services offerings.

    INNOVATION SOLUTIONS. Innovation Solutions services consist of customized application design, development and integration services and are ordinarily provided on a fixed-price basis. We have extensive experience in developing, designing and deploying large-scale Web applications. Our Innovation Solutions services are provided to clients with complex requirements that seek advanced solutions that are not commercially available to extend the capabilities and features of their systems. As well as being a core component of our business, Innovation Solutions projects provide us with an understanding of emerging customer requirements and insights for new product developments. We typically select projects that we believe may provide the technical and functional foundation for our future products and services.

    EXPRESS SERVICES. Express Services consist of high level consulting and enabling support services such as system architectural design, project management, Web site design, and technical training and support. Express Services are ordinarily provided on a time and materials basis. Our Express Services are provided to assist systems integrators, development partners and customers to rapidly develop and deploy Dynamo-based applications and systems. Our objective is to deploy our Express Services quickly and efficiently to reduce the time and effort required by our partners and customers to successfully deploy Dynamo applications. Our Express Services are priced on a per day basis.

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
    CUSTOMER SUPPORT AND MAINTENANCE. We offer four levels of customer support ranging from our free support program, which is available for 60 days after a product has been purchased, to our Premier Support Program, which includes telephone support 24 hours a day, seven days per week, for customers deploying mission critical applications. Customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee of 20% to 30% of the then current list price of the licensed product.

    TRAINING. We provide a broad selection of training for customers and partners, including programming classes covering all of the components of our product suite. Training is priced on a per day basis. Fees vary for standard public training classes and on-site private training classes.

CUSTOMERS

    Our principal target markets are Fortune 1000 enterprises and new businesses that plan to use the Internet as their primary business channel. Our customers are characterized by their strong commitment to Internet customer relationship management and represent a broad spectrum of enterprises within diverse industry sectors. The following is a partial list of customers that have purchased licenses and/or professional services from us:

         TECHNOLOGY
         Informix
         Just in Time Solutions
         Newbridge Networks
         Sun Microsystems

         MANUFACTURING
         3M
         Eastman Kodak

         TRAVEL AND LEISURE
         Hilton Hotels

         FINANCIAL SERVICES
         BancTec
         John Hancock Funds, Inc.
         KeyBank
         Scudder Kemper Investments

         MEDIA AND ENTERTAINMENT
         Icon MediaLab
         MTV/Nickelodeon
         Sony Online Entertainment

         INTERNET
         AltaVista
         BabyCenter
         GoTo.com
         Network Solutions
         TechRepublic
         TheStreet.com

         TELECOMMUNICATIONS
         BellSouth

         CONSUMER RETAIL
         BMG Direct
         CareSoft
         GetMusic
         J.Crew
         living.com
         Peapod

         EDUCATION
         Harvard Business School
         Universal Learning Technology

CASE STUDIES

    The following case studies illustrate the issues faced by three representative customers in deploying Web site applications, and the benefits derived from utilizing Dynamo applications.

  BMG DIRECT

  www.bmgmusicservice.com

    BMG Direct is the North American music club operated by Bertelsmann AG, the Germany-based global media enterprise. With over eight million members, BMG Direct is one of the largest direct marketers in the United States. BMG Direct has traditionally sold to its music club members via direct mail. In establishing its online strategy, BMG Direct faced the challenge of building a state-of-the-art Web site for e-commerce that would leverage its existing business practices, including a complicated pricing structure, multiple customer segments and detailed customer information. It wanted to transfer its customer-interaction functions to the Internet to reduce costs and enhance customer interactions.

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
BMG Direct also wanted a system that could scale as the popularity of its site grew. Key requirements for the BMG Direct site included integration with multiple existing systems for customer information, ordering and fulfillment. The Web site needed to provide an enjoyable and simple process for enrolling in the club and it needed to provide members with all of the benefits of the paper-based club, such as the ability to order CDs, cassettes and other merchandise, respond to featured promotions and access editorial content.

    BMG Direct selected Dynamo as its e-commerce, personalization and application server platform. BMG Direct worked with us and third-party systems integrators to develop its Web site, which it launched in January 1998. The BMG Direct Web site provides club members with access to selections from the entire BMG Direct music club catalog of over 14,000 titles, significantly more than the 400-600 titles available in its catalog-based mailings. Club members also have access to editorial content from the various BMG music clubs, such as Jazz, Rock and Classical. Based on their member profiles, users receive personalized content, highlights, promotional offers, pricing and custom navigation, all consistent with the rules that govern BMG Direct's traditional business.

    BMG Direct has experienced rapid adoption of its online offerings by its existing paper-based customers and an increase in new memberships. In addition, the establishment of an extensible personalization and e-commerce platform allows BMG Direct to create new clubs, present additional personalized e-commerce offerings and editorial content without requiring major re-engineering of the system.

  NEWBRIDGE NETWORKS

  www.newbridge.com

    Newbridge Networks is a leading provider of networking products and systems, with a global network of resellers, distributors and affiliates. In developing its Web presence to serve these distribution channels as well as current and potential customers, partners, investors and employees, Newbridge's multiple Web sites made it difficult to provide a consistent and seamless user experience. In designing a new Web site, Newbridge's goals were to deliver its online offerings through a single point of entry, consolidate content into a single physical repository and provide a consistent "look-and-feel" for visitors. To serve Newbridge's varied audiences from a single point of entry, content needed to be targeted dynamically to specific groups of users based on their interests.

    We worked with Newbridge to create a multi-tier access model for managing user profiles that govern entitlement to content and enterprise systems, user preferences and subscriptions. Newbridge's internal development staff, supported by our Express Services group, developed the end-user application based on the Dynamo product suite. Newbridge launched its new Web site in January 1999. Today, visitors to the Web site can easily acquire information specific to their areas of interest. Visitors also can register and create a user identity to browse or be notified via e-mail of detailed information tailored to their needs or interests. Dynamo's personalization capabilities enable Newbridge to gather information about its customers and their preferences, analyze this information and deliver targeted information on a real-time basis.

    Newbridge's current platform has enabled it to adapt its Web site to manage the delivery of information based on easily modifiable business rules, without the overhead required to support multiple sites. The various services that have resulted from this include an extranet for Newbridge's channel partners, as well as an online support area that provides customers with access to product information libraries and software updates. Users can also search for information about product compatibility, manufacturing changes and discontinued products. Newbridge continues to implement additional transactional, support and customer management features on its Web site, incorporating personalization as a means to reinforce and enhance relationships with distribution channels, and customers.

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
  BABYCENTER, INC.

  www.babycenter.com

    BabyCenter is a leading Internet publisher and retailer for new and expectant parents, providing original editorial content, community and online commerce features. Its Web site currently generates over 15 million page views and approximately 750,000 visits per month. The BabyCenter e-commerce storefront offers over 3,000 products. In developing its Web site, BabyCenter faced the challenge of building and supporting a full-featured and scalable consumer-oriented Web site that could provide information, advice, products and community features appropriate to parents at various stages of parenting.

    BabyCenter selected the Dynamo suite of products in March 1998 as the foundation of the internal development of its Web site. Since the launch of its Web site in May 1998, BabyCenter has extended the site's functionality with additional areas and features, including the redesigned BabyCenter store launched in April 1999. Driven by Dynamo, the Web site provides personalized editorial content, product guides, product recommendations, user ratings and feedback, bulletin boards and chat rooms, as well as e-commerce transaction capabilities.

    BabyCenter has been able to establish a flexible and scalable Web application based on Dynamo that delivers personalized content, manages the electronic storefront and provides the platform for the editorial publishing system that drives BabyCenter's positioning and strategy. BabyCenter now generates revenues from e-commerce transactions to augment revenues from sponsorships and other partnerships. Recently, BabyCenter announced it had signed a merger agreement with eToys, Inc., a leading online retailer of children's products.

TECHNOLOGY

    We believe we are a technology leader in providing Internet customer relationship management solutions. Our technology leadership has been evidenced by product awards and recognition by industry commentators. For example, in December 1998 our Dynamo Application Server earned the 1998 CNET Builder.com Award as "Best Application Server." We believe our technology enables our customers to create, deploy and maintain large-scale, personalized e-commerce Web applications in less time and at a lower cost than existing alternatives. We believe that our products have the following technological advantages:

  JAVA FOUNDATION

    Our products are written entirely in Java and support Java programming for customization and extension, except for a few integration and installation modules that can be implemented only in conventional programming languages.

    We believe that our Java implementation results in the following benefits:

    - STRONG COMPONENT MODEL. Java provides a component standard known as "JavaBeans," which enables developers to segment their code into discrete, well-defined units which can be assembled in a "building block" fashion to create new applications. JavaBeans' modularity makes it easier to create reusable software as well as maintain existing systems.

    - PLATFORM NEUTRALITY. Java's portability allows our applications to be run on virtually any major computer system without modification. This portability eliminates porting costs normally required to support multiple platforms or to change platforms, while allowing us to release products on major platforms simultaneously.

    - ENTERPRISE INTEGRATION. We believe that Java's portability and direct support for distributed applications are helping Java to become the de facto standard language for enterprise system integration.

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
    - FEWER PROGRAMMING ERRORS. Java's automatic memory management reduces memory corruption errors, which typically represent the most costly and difficult software "bugs" in conventional compiled languages such as C or C++.

    - ACCELERATED DEVELOPMENT. We believe that the above features, combined with the broad availability of high-quality Java development tools, result in faster development time.

  MODULAR, STANDARDS-BASED COMPONENT ARCHITECTURE

    One of the key features of our product architecture is its high degree of modularity, achieved by building additional functionality on top of the JavaBeans component technology. Customizations and extensions built by our customers or partners using industry standard JavaBean components can be managed by Dynamo Application Server. Dynamo Application Server enhances the naming, configuration and lifecycle of each component, allowing components to be added, extended, duplicated or replaced without recompilation of the rest of the system. The modularity of our component technology allows our products to be adapted to meet future business needs. In contrast, producers of non-modular products must try to anticipate and develop additional functionality at the time that they market their products.

    One of the most powerful uses of our component technology is to integrate our software with external enterprise systems. We provide reference implementations of integration components while enabling our customers and partners to easily replace our reference components with new components that provide the same function but integrate with their existing systems. We adhere to industry standards to enable our products to leverage technologies produced by third parties and to protect the development investments of our partners and customers.

  PERFORMANCE, SCALABILITY AND RELIABILITY

    Our products have a layered architecture. Dynamo Personalization Server is built on top of Dynamo Application Server, and Dynamo Commerce and Ad Station are built on top of Dynamo Personalization Server. We believe that the integration of Dynamo Application Server with our other products yields significant benefits, particularly in performance, scalability and reliability.

    Dynamo Application Server uses page compilation technology to enhance the performance of Web page generation. In most dynamic page generation servers, a Web page is generated from an HTML template, a Web page that is mostly standard HTML content with special embedded instructions to generate the dynamic portions of the page. We utilize this basic page template model, but unlike most other servers, Dynamo Application Server converts the HTML template into Java source code and compiles it into executable binary classes. This page compilation technology improves the speed at which Dynamo Application Server can generate and serve dynamic Web pages.

    Scalability is a term used to describe the ability of an application to handle greater load when additional hardware is added to a system. Scalability is particularly important for e-commerce applications where demand can grow dramatically and unpredictably. Dynamo handles scalability across computers through a dynamic session-based load management system in which multiple copies of the application are run on multiple computers. This load distribution scheme has the advantage of accommodating additional users by adding more computers. Our load management technology also enables our applications to handle computer hardware failures automatically and without interrupting the user's experience. If a computer fails, users are automatically reassigned to another running computer.

RESEARCH AND DEVELOPMENT

    Our research and development group is responsible for product management, core technology, product architecture, product development, quality assurance, documentation and third-party software integration. This group also assists with pre-sale and customer support activities referred from the Express Services group and quality assurance tasks supporting the Innovation Solutions group.

    Since we began focusing on selling software products in 1996, the majority of our research and development activities have been directed towards creating new versions of our products which extend and enhance competitive product features, particularly in the areas of integrating our products with external enterprise systems, supporting emerging industry standards and creating more powerful user interfaces to our products. The systems we integrate with include relational databases, content management systems and credit card payment servers. The industry standards we support include Java Servlets, a standard for constructing Web pages using the Java programming language; Enterprise Java Beans, a standard for developing modular Java programs that can be accessed over a network; and Simple Network Management Protocol, a standard for remotely monitoring the operation of a system.

SALES AND MARKETING

    Our principal target markets are Fortune 1000 companies and new businesses that plan to use the Internet as their primary business channel. Our customers are characterized by their strong commitment to Internet customer relationship management. We target these potential customers directly through our sales force and indirectly through arrangements with systems integrators, Web developers, original equipment manufacturers and other technology partners.

    We employ one group of sales professionals who are compensated based on product and service sales made directly to end-users and a second group who are compensated based on sales made through co-selling efforts with our systems integrator partners. We train and assist systems integrators in promoting, selling, deploying, extending and supporting our products. The objective of this strategy is to establish close product relationships directly with our customers and to motivate systems integrators to adopt the Dynamo technology and suite of products on Internet and Web-based projects for their clients.

    In addition, we recently initiated a strategy to co-market our products with technology partners, such as Documentum and Factpoint, and to sell our products through original equipment manufacturers such as Informix, with which we entered into an agreement in December 1998. We intend to increase sales of our products by entering into similar relationships with additional technology partners and original equipment manufacturers.

    Our co-marketing relationships are with major systems integrators that serve the market for information system products and services. The objective of this co-marketing strategy is to motivate systems integrators to adopt the Dynamo technology and suite of products on Web-based projects for their clients. We train and assist our systems integration partners to enable them to deploy, extend and support our products.

    Set forth below is a partial list of organizations with which we have selling and marketing relationships:

         American Management Systems
         Cambridge Technology Partners
         Computer Sciences Corporation
         Context Integration
         Fire Engine Red
         Fort Point Partners
         Free Range Media
         Icon Medialab
         iXL

         Javelin Technology
         Modem Media . Poppe Tyson
         Organic Online
         Planet Access Networks
         Phoenix Pop Productions
         Quidnunc Group
         Strategic Interactive Group
         USWeb/CKS
         Vision Consulting

    We currently sell our products primarily in the United States. However, we are expanding our international sales organization. Currently, we are focusing our international sales efforts primarily in the United Kingdom and Japan. Many of our systems integrators and technology partners are global enterprises. We believe this provides us with an opportunity to expand our international business.

COMPETITION

    The market for Internet customer relationship management solutions is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. We have three primary sources of competition:

    - in-house development efforts by potential customers or partners

    - Internet applications software vendors, such as BroadVision, InterWorld, Open Market and Vignette

    - platform application server products and vendors, such as BEA Systems, IBM's Websphere products, Microsoft, Netscape, among others.

    We also compete in the platform application server market with the NetDynamics product of Sun Microsystems, which is also one of our customers and co-marketing partners.

    We believe the primary factors upon which we compete are the functionality and expandability of our products, the extent to which our products integrate with other systems, our prices and our ability to provide quality services to assist our customers and partners. We believe that we have competitive advantages that differentiate our products and services from those of our competitors. Our application suite provides improved time-to-market and lower cost of ownership in comparison to in-house development efforts. We believe the expandability and scalability of our application server-based platform, as well as our product features, provide us an advantage over other Internet application software vendors. We believe the functionality provided by the personalization and e-commerce components of the Dynamo application suite gives us a competitive advantage over platform application server vendors.

    Despite these advantages, many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, they may be able to undertake more extensive promotional activities, offer more attractive pricing and purchase terms, and bundle their products in a manner that would put us at a competitive disadvantage.

    Competition could materially and adversely affect our ability to obtain revenues from license fees from new or existing customers and professional services revenues from existing customers. Further, competitive pressures could require us to reduce the price of our software products. In either case, our business, operating results and financial condition would be materially and adversely affected.

PROPRIETARY RIGHTS AND LICENSING

    Our success and ability to compete depend on our ability to develop and protect the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our proprietary technology. These legal protections afford only limited protection for our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license, "click through" or "shrink wrap" agreements, which impose restrictions on the licensee's ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than legal protections to establish and maintain a technology leadership position.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect proprietary rights to as great an extent as the laws of the United States. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

    In addition, our software is written in the Java programming language developed by Sun Microsystems and we incorporate Java Runtime Environment, Java Naming and Directory Interface, Java Servlet Development Kit, Java Foundation Classes, JavaMail and JavaBeans Activation Framework into our products under licenses granted to us by Sun. Currently, Sun makes these technologies available to the public at no charge. However, if Sun declined to continue to allow us to use these technologies for any reason, we would be required to (a) license the equivalent technology from another source, (b) rewrite the technology ourselves, and/or (c) rewrite portions of our software to accommodate the change or no longer use the technology.

EMPLOYEES

    As of March 31, 1999, we had a total of 165 employees. Of our employees, 49 were in research and development, 25 in sales and marketing, 72 in professional services and 19 in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

PROPERTIES

    Our headquarters are currently located in a leased facility in Boston, Massachusetts, consisting of approximately 30,000 square feet. In March 1999 we signed a new lease for approximately 60,000 square feet in Cambridge, Massachusetts. We expect to relocate to this facility in August 1999. The Cambridge facility is expected to meet our needs through the end of 1999, at which time we intend to expand our facilities by entering into one or more additional leases. We have also leased offices for sales and support personnel in Chicago, Illinois, San Francisco, California and Reading, England. See note 7 to our financial statements.

LEGAL PROCEEDINGS

    A patent infringement claim was filed by BroadVision, one of our competitors, against us on December 11, 1998. The case was filed in the U.S. District Court for the Northern District of

California. BroadVision alleges that we are infringing their patent (U.S. Patent No. 5,710,887) for a method of conducting e-commerce. BroadVision is seeking a permanent injunction of the sale of our Dynamo products in their current forms as well as unspecified damages. We intend to vigorously oppose BroadVision's allegations and on February 4, 1999 we filed our answer denying BroadVision's complaint and filed a counterclaim against BroadVision seeking a judgment that we are not infringing their patent and that the patent in question is in fact unenforceable and invalid.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our executive officers, other key employees and directors, and their respective ages and positions as of March 31, 1999, are set forth below:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Jeet Singh(1)........................................          35   President, Chief Executive Officer and Director
Joseph T. Chung(1)...................................          34   Chief Technology Officer, Treasurer and Chairman of
                                                                      the Board
Ann C. Brady(1)......................................          35   Vice President, Finance and Chief Financial Officer
Paul G. Shorthose(1)(2)..............................          41   Chief Operating Officer
William Wittenberg(1)................................          40   Senior Vice President, Product Development
Patricia J. Morton...................................          42   Vice President, Services
Lauren J. Kelley.....................................          39   Vice President, Sales
Christopher K. Edwards...............................          35   Vice President, Design
Brenda Sullivan......................................          33   Vice President, Organizational Development
Robert P. Forlenza(3)................................          43   Director
Scott A. Jones(4)....................................          38   Director
Charles R. Lax(4)....................................          39   Director
Thomas N. Matlack(3).................................          34   Director
Jeffrey T. Newton....................................          41   Director

------------------------

(1) Executive officer.

(2) Mr. Shorthose's employment began on June 22, 1999.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

    JEET SINGH co-founded the company with Joseph Chung in 1991 and is our President and Chief Executive Officer and a member of our board of directors. Previously, Mr. Singh held marketing positions with Boston Technology, Inc., a manufacturer of advanced voice processing computers, Team Technologies, a Washington, D.C.-based consulting firm specializing in workgroup productivity, and Groupe Bull/Bull Corporation of America.

    JOSEPH T. CHUNG co-founded the company with Mr. Singh in 1991 and is our Chief Technology Officer, Treasurer and Chairman of our board of directors. Previously, Mr. Chung was the technical director and chief technology designer of the hyperinstrument group at the MIT Media Lab and held engineering positions at Apple Computer and Digital Equipment Corporation.

    ANN C. BRADY has been Chief Financial Officer since April 1999 and Vice President, Finance since January 1998. From May 1997 to January 1998, she was Director of Finance. From 1992 to May 1997, Ms. Brady was head of Finance and Accounting for HPR, Inc., a software and consulting services company, subsequently acquired by McKesson/HBOC.

    PAUL G. SHORTHOSE became Chief Operating Officer on June 22, 1999. From July 1998 to June 1999, he was Vice President of Marketing and Business Development for Context Integration. From August 1997 to July 1998, Mr. Shorthose served as our Vice President, Worldwide Services. From April 1992 to August 1997, Mr. Shorthose was Vice President/General Manager for the Northeast U.S. and Canada Professional Services Organization of Sybase, Inc.

    WILLIAM WITTENBERG has been Senior Vice President, Product Development since March 1998. From April 1996 to March 1998, he was Vice President, Engineering. From 1991 to January 1995,

Mr. Wittenberg was Director of Product Management and User Interface Design for Lotus Development Corporation.

    PATRICIA J. MORTON has been Vice President, Services since August 1998. From June 1997 to July 1998, Ms. Morton was a Vice President with Syrinx Corporation, a software and consulting firm. From April 1997 to June 1997, she was Vice President, Engineering for SourceCraft, an internet software company. From 1990 to March 1997, Ms. Morton was Vice President of Development for CenterLine Software, Inc., a software development company.

    LAUREN J. KELLEY has been Vice President, Sales since December 1996. From September 1996 to December 1996, she worked as a consultant to the company on the European market. From July 1995 to December 1996 Ms. Kelly was a sales and marketing consultant with TechConnect Strategies, Inc., an international business development firm. From January 1994 to July 1995, Ms. Kelley was General Manager at Borland International in Paris, France.

    CHRISTOPHER K. EDWARDS has been Vice President, Design since April 1999. From February 1998 to April 1999, he was Senior Design Director and from February 1995 to February 1998, he was Lead Designer. Prior to joining us, Mr. Edwards was a graduate student at the Institute of Design, ITT.

    BRENDA SULLIVAN has been Vice President, Organizational Development since March 1998. From March 1997 to March 1998, she was Director of Internal Affairs, from June 1996 to March 1997, she was Director of Operations; from September 1994 to June 1996, she was Operations Manager; and from September 1993 to October 1994, she was Office Manager.

    ROBERT P. FORLENZA has been a member of our board of directors since August 1998. Since January 1995, he has been Managing Director of Tudor Investment Corporation. From 1989 to December 1994, he was a Vice President at Carlisle Capital Corporation. He also serves on the board of PRT Group, Inc., a software engineering services company.

    SCOTT A. JONES has been a member of our board of directors since November 1997. Since co-founding Escient, Inc., a company focusing on Internet applications related to entertainment in the home, in July 1996, Mr. Jones has served as its Chief Executive Officer and Chairman. After co-founding Boston Technology, Inc. in 1986, Mr. Jones served as its Chairman and Chief Scientist until 1992. Since 1994, he has also been a principal of Threshold Technologies, Inc., a consulting firm, and King Air Charters, Inc., an air charter company. Mr. Jones also serves on the board of HIE, Inc., a software integration services company.

    CHARLES R. LAX has been a member of our board of directors since December 1997. Since November 1997, Mr. Lax has been General Partner of SOFTBANK Technology Ventures. From March 1996 to November 1997, he was Vice President at SOFTBANK Holdings Inc. Mr. Lax also serves on the board of Interliant, Inc., an Internet hosting service company.

    THOMAS N. MATLACK has been a member of our board of directors since November 1997. Since August 1998, he has been a Managing Partner at Megunticook Management LLC, a private investment fund. From 1992 to February 1997, he held various positions with the Providence Journal Company, including Chief Financial Officer from April 1996 to February 1997, Vice President, Finance from September 1995 to April 1996, and Director, Financial Planning and Analysis from 1992 to September 1995.

    JEFFREY T. NEWTON has been a member of our board of directors since September 1998. Since June 1997, Mr. Newton has been Managing Director of Gemini Investors LLC. Since 1992, he has also been President of Concord Partners, LTD, a business consulting firm.

    Our board of directors is divided into three classes, with the members of each class serving for a staggered three-year term. Our board currently consists of two Class I directors, three Class II directors and two Class III directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The term of the Class I directors (Messrs. Forlenza and Newton) expires at the annual meeting of stockholders to be held in 2000. The term of the Class II directors (Messrs. Jones, Lax and Matlack) expires at the annual meeting of stockholders to be held in 2001. The term of the Class III directors (Messrs. Chung and Singh) expires at the annual meeting of stockholders to be held in 2002.

    Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has a compensation committee, composed of Messrs. Jones and Lax, which makes recommendations concerning salaries and incentive compensation for our employees and consultants and administers and grants awards pursuant to our stock benefit plans, and an audit committee, composed of Messrs. Forlenza and Matlack, which reviews the results and scope of the audit and other services provided by our independent public accountants.

DIRECTOR COMPENSATION

    All of our directors are reimbursed for expenses incurred to attend board of directors and committee meetings. In addition, our non-employee directors are eligible to receive stock options under our 1999 Outside Director Stock Option Plan.

    In November 1997, we entered into a consulting agreement with one of our directors, Thomas N. Matlack, to provide consulting services in the areas of strategic planning and financial advice and planning. In exchange for these services, we issued Mr. Matlack a non-statutory option to purchase a total of 195,000 shares of our common stock at an exercise price of $0.50 per share. This consulting agreement terminated in November 1998.

    Our 1999 Outside Director Stock Option Plan was adopted by our board of directors in May 1999 and approved by our stockholders in June 1999. Under the terms of the director plan, directors who are not employees of the company receive nonstatutory options to purchase shares of our common stock. A total of 150,000 shares of our common stock may be issued upon exercise of options granted under the plan. Each non-employee director will receive an option to purchase 5,000 shares of our common stock on the effective date of this offering at a price per share equivalent to the initial public offering price. In addition, each non-employee director will receive an option to purchase 2,500 shares of our common stock on the date of each annual meeting of stockholders commencing with the 2000 annual meeting of stockholders, at an exercise price per share equal to the closing price of our common stock on the date of grant. In addition, individuals who become directors after this offering and are not our employees will receive an option to purchase 5,000 shares of our common stock on the date of his or her initial election to our board of directors and an option to purchase 2,500 shares of our common stock on the date of each annual meeting of stockholders after his or her election. The exercise price per share of such options will be the closing price per share of our common stock on the date of grant. All options granted under the director plan will be fully vested upon grant.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation paid or accrued for the year ended December 31, 1998 to the following (collectively, the "Named Executive Officers"):

    - our chief executive officer

    - our four other executive officers who were serving as executive officers at December 31, 1998 and whose total salary and bonus for such year exceeded $100,000

    - our current chief operations officer, who served as our Vice President, Services for a portion of 1998

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                COMPENSATION
                                                                                                   AWARDS
                                                                                                -------------
                                                                         ANNUAL COMPENSATION       SHARES
                                                                        ----------------------   UNDERLYING
NAME AND PRINCIPAL POSITION                                               SALARY      BONUS        OPTIONS
----------------------------------------------------------------------  ----------  ----------  -------------
Jeet Singh............................................................  $  150,000  $    3,038(1)          --
  President and Chief Executive Officer
Joseph T. Chung.......................................................     150,000                       --
  Chief Technology Officer, Treasurer and Chairman of the Board
Ann C. Brady..........................................................     125,000          --       62,250
  Vice President, Finance and Chief Financial Officer
William Wittenberg....................................................     138,846          --       90,930
  Senior Vice President, Product Development
Lauren J. Kelley......................................................     120,000     149,610(2)      35,400
  Vice President, Sales
Paul G. Shorthose(3)..................................................      88,846      60,000(4)          --

------------------------

(1) Represents imputed interest on an interest-free loan extended to Mr. Singh.

(2) Includes commission of $46,247 paid in 1999 but earned in 1998.

(3) Mr. Shorthose resigned as our Vice President, Services in August 1998. He began employment as our Chief Operating Officer on June 22, 1999.

(4) Excludes bonus of $20,000 earned in 1997 and paid in 1998.

OPTION GRANTS AND EXERCISES DURING 1998

    The following table contains information concerning the grant of options to purchase shares of our common stock to each of the Named Executive Officers during the fiscal year ended December 31, 1998:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                  INDIVIDUAL GRANTS
                                              ---------------------------------------------------------
                                                             PERCENT OF                                    POTENTIAL REALIZABLE
                                                                TOTAL                                    VALUE AT ASSUMED ANNUAL
                                               NUMBER OF       OPTIONS                                        RATES OF STOCK
                                              SECURITIES     GRANTED TO       EXERCISE                   APPRECIATION FOR OPTION
                                              UNDERLYING      EMPLOYEES        OR BASE                           TERM (1)
                                                OPTIONS       IN FISCAL         PRICE       EXPIRATION   ------------------------
NAME                                            GRANTED         YEAR          ($/SH)(1)        DATE        5% ($)      10% ($)
--------------------------------------------  -----------  ---------------  -------------  ------------  ----------  ------------
Jeet Singh..................................          --             --%      $      --              --  $       --  $         --
Joseph T. Chung.............................          --             --              --              --          --            --
Ann C. Brady................................      42,000            2.6            0.50       3/16/2008     731,549     1,177,309
                                                   7,500            0.5            0.50       8/26/2008     130,634       210,234
                                                  12,000            0.7            0.50       8/26/2008     209,014       336,374
                                                     750            0.0            0.50       8/26/2008      13,063        21,023
William Wittenberg..........................      30,000            1.8            0.50       3/16/2008     522,535       840,935
                                                  30,180            1.8            0.50       8/26/2008     525,670       845,981
                                                     750            0.0            0.50       8/26/2008      13,063        21,023
                                                  30,000            1.8            0.50      12/18/2008     522,535       840,935
Lauren J. Kelley............................      33,000            2.0            0.50       8/26/2008     574,789       925,029
                                                   1,650            0.1            0.50       8/26/2008      28,739        46,251
                                                     750            0.0            0.50       8/26/2008      13,063        21,023
Paul G. Shorthose...........................          --             --              --              --          --            --

------------------------

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. This presentation also assumes that the market value of a share of common stock on each option grant date equaled $11.00, the mid-point of the estimated price range for the shares offered hereby. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock options exercises and common stock are dependent on the timing of such exercise and the future performance of the common stock.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1998.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUE

                                         SHARES                   NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                        ACQUIRED                 UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                           ON        VALUE     OPTIONS AT FISCAL YEAR-END    FISCAL YEAR-END ($) (1)
                                        EXERCISE    REALIZED   --------------------------  ---------------------------
NAME                                       (#)      ($) (1)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
--------------------------------------  ---------  ----------  -----------  -------------  ------------  -------------
Jeet Singh............................         --  $       --          --             --   $         --   $        --
Joseph T. Chung.......................         --          --          --             --             --            --
Ann C. Brady..........................     12,750     133,875      28,406         91,595        298,263       961,748
William Wittenberg....................         --          --     186,345        176,385      1,973,498     1,063,125
Lauren J. Kelley......................         --          --      10,350         41,550        108,675       436,275
Paul G. Shorthose.....................         --          --          --             --             --            --

------------------------

(1) Assumes a per share fair market value equal to $11.00, the mid-point of the estimated price range for the shares offered hereby.

BENEFIT PLANS


    1996 STOCK OPTION PLAN. Our 1996 Stock Option Plan was adopted by our board of directors in April 1996 and approved by our stockholders in May 1996. The 1996 plan authorizes the issuance of up to 6,300,000 shares of our common stock. As of March 31, 1999, options to purchase an aggregate of 2,971,169 shares of common stock at a weighted average exercise price of $0.80 per share were outstanding under the 1996 plan. Subsequent to March 31, 1999, we granted options to purchase an aggregate of 998,375 shares of common stock at a weighted average exercise price of $9.48 per share, including options to purchase 575,000 shares at an exercise price of $10.00 per share granted to Paul G. Shorthose.


    The 1996 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonstatutory stock options.

    Our officers, employees, directors, consultants and advisors are eligible to receive awards under the 1996 plan. Under present law, however, incentive stock options may only be granted to employees. No employee may receive any award for more than 500,000 shares in any calendar year.

    Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. The 1996 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

    As of March 31, 1999, approximately 150 persons were eligible to receive awards under the 1996 plan, including eight executive officers and five non-employee directors.

    Our board of directors administers the 1996 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 1996 plan to one or more committees of the board of directors. Our board of directors has authorized the compensation committee to administer the 1996 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 1996 plan, our board of directors, our compensation committee or any other committee to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

    - the number of shares of common stock covered by options and the dates upon which such options become exercisable

    - the exercise price of options

    - the duration of options

    In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to take one or more of the following actions:

    - provide that outstanding options be assumed or substituted for by the acquiror

    - provide that all unexercised options terminate immediately prior to the event unless exercised within a time period specified in written notice to the option holder

    - in the event of a merger in which the holders of common stock would receive a cash payment for each share surrendered, provide for a cash payment to each option holder equal to the amount by which the amount paid to common stock holders exceeds the option's exercise price, multiplied by the total number of shares for which the option is then exercisable: in exchange for this payment, the options would be terminated

    - provide that any or all outstanding options become fully exercisable immediately prior to the event

    No award may be granted under the 1996 plan after April 2006, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1996 plan, except that no award granted after an amendment of the 1996 plan and for which stockholder approval is required under Section 422 of the Internal Revenue Code shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

    1999 EMPLOYEE STOCK PURCHASE PLAN. Our 1999 Employee Stock Purchase Plan was adopted by our board of directors in May 1999 and approved by our stockholders in June 1999. The purchase plan authorizes the issuance of up to a total of 500,000 shares of our common stock to participating employees.

    All of our employees, including our directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate. As of March 31, 1999, approximately 150 of our employees would have been eligible to participate in the purchase plan.

    During each designated payroll deduction period, or offering period, each eligible employee may authorize us to deduct between 1% to 10%, in increments of 1%, of his or her base pay, including sales commissions. We will hold the deducted money in a non-interest bearing account for each participating employee. On the last business day of the offering period we will use the amount in his or her account to buy shares of our common stock for each participating employee at the following purchase price. The purchase price will be 85% of the closing market price of our common stock on either (a) the first business day of the offering period or (b) the last business day of the offering period, whichever is lower. No employee is allowed to buy shares of common stock worth more than $25,000, based on the fair market value of the common stock on the first day of the offering period, in any calendar year under the plan. Each offering period will last for six months. The first offering will begin on the day on which trading of our common stock begins on the Nasdaq National Market, and the closing price of the common stock on the first business day of the first offering period will equal the initial public offering price.

    An employee must be a participant on the last day of an offering period in order to purchase stock under the plan. An employee's participation in an offering terminates upon:

    - the employee's withdrawl of the balance accumulated in his or her account

    - termination of employment

    - retirement

    - death

    - transfer to a subsidiary of the company which does not participate in the plan

    - the subsidiary for which the employee works no longer being a subsidiary of the company

In the event of the employee's death, the balance in the employee's account will be refunded to the employee's beneficiary or the executor or administrator of the employee's estate.

    Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group or by our non-executive employees as a group.

    401(K) PLAN. We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the compensation committee of our board of directors are Messrs. Jones and Lax. No executive officer has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity whose executive officers served as a director or member of the compensation committee of our board of directors. However, each of Messrs. Jones and Lax and/or their affiliates have been parties to transactions with us. See "Transactions with Related Parties."

                       TRANSACTIONS WITH RELATED PARTIES

    The following describes transactions between us and our officers, directors and stockholders who prior to this offering owned at least 5% of our outstanding capital stock.

    In July 1995, we sold 1,300,000 shares of series A preferred stock, 650,000 shares to each of Messrs. Madanjeet Singh and B.U. Chung for $0.385 per share. Upon the closing of this offering, the outstanding shares of series A preferred stock will convert into 1,950,000 shares of common stock. Mr. Singh is the father of Jeet Singh, our President and Chief Executive Officer and one of our directors. Mr. Chung is the father of Joseph T. Chung, our Chief Technology Officer, Treasurer and Chairman of the Board.

    In December 1996, we sold 425,532 shares of series B preferred stock to SOFTBANK Ventures Inc. for $7.05 per share and issued a performance-based warrant to SOFTBANK to purchase 425,532 shares of series B preferred stock at an exercise price of $7.05 per share. In August 1998, as a condition to obtaining the series B preferred stockholders' approval of the series D preferred stock financing, the warrant was cancelled and a new warrant issued for 425,532 shares of Series B preferred stock at an exercise price of $1.385 per share. Upon the closing of this offering, the outstanding shares of series B preferred stock will convert into 1,642,953 shares of common stock, and SOFTBANK's warrant will be cancelled. SOFTBANK owns 6.5% of our capital stock. Charles R. Lax, a member of our board of directors, is a General Partner of SOFTBANK Technology Ventures, an affiliate of SOFTBANK Ventures Inc.

    In November and December 1997 and April 1998, we sold to private investors 1,456,789 shares of series C preferred stock for $1.62 per share. Scott A. Jones, a member of our board of directors, purchased 401,235 shares, and Thomas
N. Matlack, another member of our board of directors, purchased 30,864 shares. Mr. Matlack is also a limited partner of Wyndcrest Partners, Ltd., which purchased 376,545 shares of series C preferred stock. Mr. Matlack had approximately a 4% limited partnership interest in the shares purchased by Wyndcrest. Upon the closing of this offering, the outstanding shares of series C preferred stock will convert into 4,437,567 shares of common stock.

    In August, September and October 1998, we sold to private investors 2,343,750 shares of series D preferred stock for $3.20 per share and warrants to purchase 2,146,325 shares of common stock at an exercise price of $0.11 per share. Tudor Private Equity Fund L.P. purchased 1,394,531 shares of series D preferred stock and warrants to purchase 1,277,064 shares of common stock. The Raptor Global Fund L.P. and The Raptor Global Fund Ltd. purchased 246,094 shares of series D preferred stock and warrants to purchase 430,962 shares of common stock. These related entities own 21.5% of our capital stock. Robert P. Forlenza, a member of our board of directors, is a Managing Director of Tudor Investment Corporation, the investment advisor of the Tudor and Raptor entities. GMN Investors II, L.P. purchased 625,000 shares of series D preferred stock and a warrant to purchase 1,094,511 shares of common stock. GMN Investors II, L.P. owns 8.2% of our capital stock. Jeffrey T. Newton, a member of our board of directors, is Managing Director of Gemini Investors LLC, which controls GMN Investors II, L.P. Upon the closing of this offering, the outstanding shares of series D preferred stock will convert into 7,800,369 shares of common stock, and the warrants issued to the holders of series D preferred stock will be cancelled.

    In 1995, 1996 and 1998 we loaned Jeet Singh a total of $60,755 on an interest-free basis. This loan was repaid in full in April 1999 with a bonus we paid him.

    Pursuant to a stockholders agreement dated August 18, 1998, Mr. Singh, Mr. Chung and the holders of our preferred stock agreed to vote their shares to fix the number of directors at seven. Pursuant to this agreement, the board was to consist of two directors elected by the holders of series D preferred stock; one director elected by the holders of series C preferred stock; one director elected by the holders of series B preferred stock; two directors elected by the holders of our common stock; and one director elected by the holders of series B preferred stock, series C preferred stock, series D preferred stock and our common stock. This agreement terminates upon completion of this offering.

    In November 1997, we entered into a consulting agreement with Mr. Matlack. Mr. Matlack provided consulting services in the areas of strategic planning and financial advice and planning. In exchange for these services, we issued Mr. Matlack a non-statutory option to purchase a total of 195,000 shares of our common stock at an exercise price of $0.50 per share. This consulting agreement terminated in November 1998.

    In June 1998 we borrowed $300,000 from Mr. Jones. This loan did not bear interest and was repaid in full in July 1998.

    All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of the shares of common stock in this offering, by: (a) each person we know to own beneficially more than 5% of our common stock; (b) each of our directors; (c) each of the Named Executive Officers; (d) each of the selling stockholders; and (e) all directors and executive officers as a group. Unless otherwise indicated, each person named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person. The address of each of our executive officers and directors is c/o Art Technology Group, Inc., 101 Huntington Avenue, Boston, Massachusetts 02199.

    The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days after March 31, 1999 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Percentage of beneficial ownership is based on 25,407,008 shares of common stock outstanding as of March 31, 1999 and 30,575,008 shares of common stock outstanding after completion of this offering, assuming exercise of the over-allotment option in full. Any shares to be sold by selling stockholders will only be sold pursuant to the underwriters' over-allotment option.


                                                                                   SHARES BENEFICIALLY
                                                                                          OWNED
                                                                                    AFTER OFFERING IF
                                          SHARES BENEFICIALLY       NUMBER OF         OVER-ALLOTMENT
                                             OWNED PRIOR TO      SHARES OFFERED      OPTION EXERCISED
                                                OFFERING               IN                IN FULL
                                         ----------------------  OVER-ALLOTMENT   ----------------------
NAME OF BENEFICIAL OWNER                  NUMBER      PERCENT        OPTION        NUMBER      PERCENT
---------------------------------------  ---------  -----------  ---------------  ---------  -----------
5% STOCKHOLDERS, DIRECTORS AND NAMED
  EXECUTIVE OFFICERS

Tudor Private Equity Fund L.P.(1)......  4,641,219        18.3%            --     4,641,219        15.2%
  40 Rowes Wharf
  Boston, MA 02110

Jeet Singh(2)..........................  3,750,000        14.8        150,000     3,600,000        12.3

Joseph T. Chung(3).....................  3,750,000        14.8        150,000     3,600,000        12.3

GMN Investors II, L.P.(4)..............  2,080,098         8.2             --     2,080,098         6.8
  20 William Street
  Wellesley, MA 02481

SOFTBANK Ventures Inc.(5)..............  1,642,953         6.5             --     1,642,953         5.4
  24-1 Nihonbashi--Hakozakicho
  Chu-ku, Tokyo 103
  Japan

Robert P. Forlenza(6)..................  5,460,258        21.5             --     5,460,258        17.9

Jeffrey T. Newton(7)...................  2,080,098         8.2             --     2,080,098         6.8

Charles R. Lax(8)......................  1,642,953         6.5             --     1,642,953         5.4

Scott A. Jones.........................  1,222,201         4.8         40,740     1,181,461         4.0

                                                                                   SHARES BENEFICIALLY
                                                                                          OWNED
                                                                                    AFTER OFFERING IF
                                          SHARES BENEFICIALLY       NUMBER OF         OVER-ALLOTMENT
                                             OWNED PRIOR TO      SHARES OFFERED      OPTION EXERCISED
                                                OFFERING               IN                IN FULL
                                         ----------------------  OVER-ALLOTMENT   ----------------------
NAME OF BENEFICIAL OWNER                  NUMBER      PERCENT        OPTION        NUMBER      PERCENT
---------------------------------------  ---------  -----------  ---------------  ---------  -----------
Thomas N. Matlack(9)...................    337,917         1.3%        30,000       307,917         1.1%

William Wittenberg.....................    257,685         1.0         22,636       235,049           *

Ann C. Brady...........................     59,343           *         12,000        47,343           *

Paul Shorthose(10).....................         --          --             --            --          --

All directors and executive officers as
  a group (10 persons).................  18,560,455       72.6        405,376     18,155,079       60.4

OTHER SELLING STOCKHOLDERS

Madanjeet Singh........................    975,000         3.8         30,000       945,000         3.2

B.U. Chung.............................    960,100         3.8         30,000       930,100         3.0

Nathan Abramson........................    343,980         1.4         17,000       326,980         1.1

Trygve Myhren..........................    282,047         1.1         18,224       263,823           *

Fumiaki Matsumoto......................    232,373           *         13,000       219,373           *

Andrew Hong............................    225,000           *         11,250       213,750           *

Robert Mason...........................    182,219           *         10,000       172,219           *

Grace Colby(11)........................    168,000           *          8,400       159,600           *

Brenda Sullivan........................    161,498           *         11,000       150,498           *

Jane Thompson..........................    147,367           *          5,000       142,367           *

Michael Margolis.......................    141,022           *          5,000       136,022           *

Christopher Edwards....................    125,030           *          3,000       122,030           *

Henry P. Becton Jr. Trust..............     94,014           *          7,000        87,014           *

Tinsley Galyean........................     75,000           *          3,750        71,250           *

Ina Sipser(12).........................     49,278           *          4,000        45,278           *


------------------------

*   Less than 1%

(1) Robert P. Forlenza, a member of the board of directors, is Managing Director of Tudor Investment Corporation, the investment advisor of Tudor Private Equity Fund L.P.

(2) Excludes 975,000 shares owned by Mr. Madanjeet Singh, Mr. Singh's father. After March 31, 1999, Jeet Singh's shares were transferred to trusts of which he is the sole trustee with sole voting and dispositive power.

(3) Excludes 975,000 shares owned by Mr. B.U. Chung, Mr. Chung's father. After March 31, 1999, Joseph Chung's shares were transferred to trusts of which he has sole voting and dispositive power.

(4) Jeffrey T. Newton, a member of the board of directors, is Managing Director of Gemini Investors LLC, which controls GMN Investors II, L.P.

(5) Charles R. Lax, a member of the board of directors, is General Partner of SOFTBANK Technology Ventures, an affiliate of SOFTBANK Ventures Inc.

(6) Mr. Forlenza is a Managing Director of Tudor Investment Corporation, the investment advisor of Tudor Private Equity Fund L.P., The Raptor Global Fund, Ltd. and The Raptor Global Fund, L.P. Mr. Forlenza may be deemed to have beneficial ownership of 4,641,219 shares owned by Tudor Private Equity Fund, L.P., 614,278 shares owned by The Raptor Global Fund, Ltd., and 204,761 shares owned by The Raptor Global Fund, L.P. Mr. Forlenza disclaims such beneficial ownership.

(7) Mr. Newton is Managing Director of Gemini Investors LLC and may be deemed to have beneficial ownership of 2,080,098 shares owned by GMN Investors II, L.P. Mr. Newton disclaims such beneficial ownership.

(8) Mr. Lax is a Managing Director of SOFTBANK Technology Ventures and may be deemed to have beneficial ownership of 1,642,953 shares owned by SOFTBANK Ventures Inc. Mr. Lax disclaims such beneficial ownership.

(9) Includes 48,901 shares attributable to Mr. Matlack's interest in shares owned by Wyndcrest ATG Holdings, Ltd.


(10) Subsequent to March 31, 1999, Mr. Shorthose was granted options to purchase 575,000 shares of common stock, of which 75,000 was immediately exercisable.



(11) Ms. Colby was an employee of the Company from July 1994 to November 1998, most recently as Vice President, Design.



(12) Ms. Sipser is our Vice President, Software Operations.

                          DESCRIPTION OF CAPITAL STOCK

    Upon completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. As of May 31, 1999, we had outstanding:

    - 9,725,957 shares of common stock held by 112 stockholders of record

    - 5,526,071 shares of preferred stock held by 25 stockholders of record

    - options to purchase 3,116,610 shares of common stock

    - warrants to purchase 2,146,325 shares of common stock

    - warrants to purchase 56,296 shares of series C preferred stock

    - warrants to purchase 425,532 shares of series B preferred stock

    Upon the closing of this offering, all outstanding shares of preferred stock will convert into 15,830,889 shares of common stock, the warrants to purchase common stock and series B preferred stock will be cancelled and the warrants to purchase series C preferred stock will become warrants to purchase 171,485 shares of common stock. The options will remain outstanding.

COMMON STOCK

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

    Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND OUR CHARTER AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

    Our certificate of incorporation divides our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of our shares of capital stock entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the company.

    Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of the stockholders may only be called by our Chairman of the Board, President or board of directors. Under our by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with advance notice requirements. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

    Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

REGISTRATION RIGHTS

    After this offering, the holders of approximately 13,596,000 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are also entitled to demand registration rights pursuant to which they may require us on up to six occasions to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within twelve months following an offering of our securities, including the offering made hereby. In addition, the holders of registration rights have agreed not to exercise such rights for at least 180 days after the offering without the prior written consent of Hambrecht & Quist LLC. We have also agreed to indemnify the registration rights holders against, and provide contribution with respect to liabilities relating to any registration in which any shares of such holders are sold under the Securities Act.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is BankBoston N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our common stock. After we complete this offering, based upon the number of shares outstanding at May 31, 1999, there will be 30,556,845 shares of our common stock outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. Of these outstanding shares, the 5,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

    All of the shares offered under this prospectus will be freely tradable in the open market. The remaining 25,556,845 shares of common stock are considered "restricted securities" under Rule 144 of the Securities Act. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering.

    In general, under Rule 144, stockholders, including our affiliates, who have beneficially owned restricted securities for at least one year are entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or approximately 305,568 shares immediately after this offering, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, a stockholder that is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares immediately under Rule 144(k) without compliance with the above described requirements under Rule 144.

    Securities issued in reliance on Rule 701, such as shares of our common stock acquired pursuant to the exercise of options granted under our stock plans, are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement. However, we intend to register shares issued and issuable under our stock plans on the date of this prospectus. All of these shares are subject to lock-up agreements, however, the underwriters have agreed to exempt 500 shares per employee from the lock-up provisions.

    Of our restricted securities, approximately 25,450,000 shares are subject to lock-up agreements with underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock without the prior permission of the underwriters for a period of 180 days after the completion of this offering. Except as noted above, the underwriters currently do not intend to release anyone from the lock-up agreement. The table below sets forth information regarding potential sales of restricted securities.

    - 9,412 shares may be sold immediately after completion of this offering pursuant to Rule 144(k)

    - approximately 100,000 shares may be sold by our employees under the lock-up exemptions granted by the underwriters

    - the remainder of the restricted shares may be sold, subject to the requirements of Rule 144, upon the expiration of the lock-up agreements

STOCK OPTIONS

    Shares of common stock may also be issued and sold upon the exercise of options. On the effective date of this prospectus, we intend to register an aggregate of 6,148,552 shares of common stock, issued or issuable under our stock plans. Shares issued pursuant to our stock plans which have been registered will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable. Upon the expiration of the lock-up agreements, approximately 1,462,500 shares may be sold as a result of the exercise of vested options.

WARRANTS

    Upon the closing of this offering, there will be warrants outstanding to purchase 171,485 shares of common stock at a weighted average exercise price of $0.44 per share. Any shares purchased pursuant to the "cashless exercise" feature of the outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144.

EFFECT OF SALES OF SHARES

    Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc., Thomas Weisel Partners LLC and Wit Capital Corporation, have severally agreed to purchase from us the following respective number of shares of common stock:

                                                                                     NUMBER
NAME                                                                               OF SHARES
---------------------------------------------------------------------------------  ----------
Hambrecht & Quist LLC............................................................
U.S. Bancorp Piper Jaffray Inc...................................................
Thomas Weisel Partners LLC.......................................................
Wit Capital Corporation..........................................................

                                                                                   ----------
  Total..........................................................................   5,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

    The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at such price less a concession not in excess of $ per share. The underwriters may allow and such dealers may reallow a concession not in excess of $ per share to other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

    We and the selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered hereby. We and the selling stockholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

    Stockholders, including all of the selling stockholders and all of our executive officers and directors, who will own in the aggregate 25,450,000 shares of common stock after the offering have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under our stock option plan, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

    The underwriters have reserved for sale, at the initial public offering price, shares of common stock for distribution by Wit Capital Corporation to its customers through the Internet. A prospectus in electronic format is being made available on a Web site maintained by Wit Capital Corporation. In addition, each of the dealers purchasing shares from Wit Capital Corporation in this offering has agreed to make a prospectus in electronic format available on a Web site maintained by the dealer. Other than the prospectus in electronic format, the information on Wit Capital Corporation's Web site and any information contained on any other Web site maintained by Wit Capital Corporation or any dealer purchasing shares from it is not to be part of this prospectus or the registration statement of which this prospectus forms a part has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

    The underwriters also have reserved for sale, at the initial public offering price, shares of the common stock for some of our directors, officers, employees, friends and family who have expressed an interest in purchasing shares in the offering. These persons are expected to purchase, in the aggregate, not more than 5% of the common stock offered in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent those persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

    Persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock was determined by negotiations among ourselves, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant.

    Thomas Weisel Partners LLC, one of the representatives, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 40 filed public offerings of equity securities, of which 24 have been completed, and has acted as a syndicate manager in an additional 19 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

    Wit Capital Corporation also will participate in the offering as one of the representatives. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital Corporation on September 4, 1997. Since that time, Wit Capital Corporation has acted as an underwriter, e-manager or selected dealer in 107 public offerings, including 86 initial public offerings. As an e-manager for an offering, Wit Capital Corporation had primary responsibility for distribution of shares through the Internet for that offering. Wit Capital Corporation does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by us hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the registration statement relating to this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                                     INDEX

                                                                                                                PAGE
                                                                                                                -----

  Report of Independent Public Accountants.................................................................         F-2

  Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (Unaudited)...........................         F-3

  Statements of Operations for the Years Ended December 31, 1996, 1997 and 1998 and the Three Months Ended
    March 31, 1998 and 1999 (Unaudited)....................................................................         F-4

  Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1996, 1997 and 1998 and the
    Three Months Ended March 31, 1999 (Unaudited)..........................................................         F-5

  Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998 and the Three Months Ended
    March 31, 1998 and 1999 (Unaudited)....................................................................         F-6

  Notes to Financial Statements............................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Art Technology Group, Inc.:

    We have audited the accompanying balance sheets of Art Technology Group, Inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Art Technology Group, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

Boston, Massachusetts
March 4, 1999 (except with respect
to the matter discussed in Note 6(a),
as to which the date is June 18, 1999

                           ART TECHNOLOGY GROUP, INC.

                                 BALANCE SHEETS

                                                                                                  MARCH 31, 1999
                                                                          DECEMBER 31,       ------------------------
                                                                     ----------------------                PRO FORMA
                                                                        1997        1998       ACTUAL     (NOTE 1(C))
                                                                     ----------  ----------  -----------  -----------
                                                                                                   (UNAUDITED)
                                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................  $  186,829  $4,092,790  $ 6,628,605  $ 6,628,605
  Marketable securities............................................          --          --    1,006,634    1,006,634
  Accounts receivable, net of reserves of approximately $21,000,
    $250,000 and $260,000 at December 31, 1997 and 1998 and March
    31, 1999, respectively.........................................     742,875   2,317,672    2,477,060    2,477,060
  Unbilled services................................................     198,049     290,585      536,911      536,911
  Prepaid expenses and other current assets........................       1,000     113,423      579,977      579,977
                                                                     ----------  ----------  -----------  -----------
      Total current assets.........................................   1,128,753   6,814,470   11,229,187   11,229,187
Property and equipment, less accumulated depreciation and
amortization.......................................................     478,049     842,010    1,033,740    1,033,740
Receivable from officer/stockholder................................      56,957          --           --           --
Other assets.......................................................       8,230     109,391      105,434      105,434
                                                                     ----------  ----------  -----------  -----------
                                                                     $1,671,989  $7,765,871  $12,368,361  $12,368,361
                                                                     ----------  ----------  -----------  -----------
                                                                     ----------  ----------  -----------  -----------

                     LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Line of credit...................................................  $  304,000  $       --  $        --  $        --
  Current maturities of long-term obligations......................     548,373     347,096      343,419      343,419
  Accounts payable.................................................     847,826     720,180      597,916      597,916
  Accrued expenses.................................................     393,284   1,220,101    1,777,982    1,777,982
  Deferred revenue.................................................     363,440     878,341    5,633,387    5,633,387
                                                                     ----------  ----------  -----------  -----------
      Total current liabilities....................................   2,456,923   3,165,718    8,352,704    8,352,704
                                                                     ----------  ----------  -----------  -----------
Long-term obligations, less current maturities.....................     122,175     322,069      231,177      231,177
                                                                     ----------  ----------  -----------  -----------
Commitments and contingencies (Note 7)

Redeemable convertible preferred stock.............................   3,153,288   8,312,554    8,555,948           --
                                                                     ----------  ----------  -----------  -----------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value--
    Authorized--10,000,000 shares at December 31, 1997 and 1998 and
      March 31, 1999, no shares pro forma
    Series A Convertible Preferred Stock--
      Designated--1,300,000 shares
      Issued and outstanding--1,300,000 shares at December 31, 1997 and 1998 and March 31, 1999 and no shares pro forma
        (preference in liquidation of $500,500 at March 31,
        1999)......................................................     500,500     500,500      500,500           --
    Series C Convertible Preferred Stock--
      Designated--2,000,000 shares
      Issued and outstanding--1,209,875, 1,456,789 and 1,456,789 shares at December 31, 1997 and 1998 and March 31, 1999,
        respectively and no shares pro forma (preference in
        liquidation of $2,512,553 at March 31, 1999)...............   1,960,000   2,360,000    2,360,000           --
  Common stock, $.01 par value--
    Authorized--25,000,000 shares at December 31, 1997 and 1998 and
      March 31, 1999 and 100,000,000 shares pro forma
    Issued and outstanding--8,906,700, 9,128,055 and 9,576,119 shares at December 31, 1997 and 1998 and March 31, 1999,
      respectively and 25,407,008 shares pro forma.................      89,067      91,281       95,762      254,070
  Additional paid-in capital.......................................     279,685   6,040,234    8,694,960   24,056,693
  Deferred compensation............................................          --  (1,692,301)  (3,967,755)  (3,967,755)
  Accumulated deficit..............................................  (6,889,649) (11,334,184) (12,454,935) (16,558,528)
                                                                     ----------  ----------  -----------  -----------
        Total stockholders' equity (deficit).......................  (4,060,397) (4,034,470)  (4,771,468)   3,784,480
                                                                     ----------  ----------  -----------  -----------
                                                                     $1,671,989  $7,765,871  $12,368,361  $12,368,361
                                                                     ----------  ----------  -----------  -----------
                                                                     ----------  ----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                           ART TECHNOLOGY GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                                          THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                     MARCH 31,
                                        -------------------------------------------  ----------------------------
                                            1996           1997           1998           1998           1999
                                        -------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
REVENUES:
  Services............................  $   3,849,095  $   4,591,660  $   8,078,327  $   1,691,586  $   2,614,069
  Product license.....................         53,000      1,865,884      4,059,064        209,124      1,805,550
                                        -------------  -------------  -------------  -------------  -------------
      Total revenues..................      3,902,095      6,457,544     12,137,391      1,900,710      4,419,619
COST OF REVENUES......................      1,985,495      3,196,289      5,050,274      1,065,487      1,812,452
                                        -------------  -------------  -------------  -------------  -------------
      Gross profit....................      1,916,600      3,261,255      7,087,117        835,223      2,607,167
                                        -------------  -------------  -------------  -------------  -------------
OPERATING EXPENSES:
  Research and development............      1,117,376      3,661,083      3,355,155        626,865      1,131,429
  Sales and marketing.................      1,151,839      2,287,408      4,074,465        680,228      1,420,243
  General and administrative..........      1,059,581      1,418,037      2,291,080        436,348        742,778
  Amortization of deferred
    compensation......................             --             --        106,542             --        215,846
                                        -------------  -------------  -------------  -------------  -------------
      Total operating expenses........      3,328,796      7,366,528      9,827,242      1,743,441      3,510,296
                                        -------------  -------------  -------------  -------------  -------------
LOSS FROM OPERATIONS..................     (1,412,196)    (4,105,273)    (2,740,125)      (908,218)      (903,129)
INTEREST INCOME.......................             --          6,044         53,919             --         49,830
INTEREST EXPENSE......................        (30,271)      (128,770)      (164,359)       (40,671)       (24,058)
                                        -------------  -------------  -------------  -------------  -------------
      Net loss........................     (1,442,467)    (4,227,999)    (2,850,565)      (948,889)      (877,357)
ACCRETION OF DIVIDENDS, DISCOUNT AND
  OFFERING COSTS ON PREFERRED STOCK...       (205,633)      (213,933)    (1,593,970)       (37,500)      (243,394)
                                        -------------  -------------  -------------  -------------  -------------
      Net loss available for common
        stockholders..................  $  (1,648,100) $  (4,441,932) $  (4,444,535) $    (986,389) $  (1,120,751)
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
NET LOSS PER SHARE (NOTE 1(e)):
  Basic and diluted...................  $       (0.19) $       (0.50) $       (0.50) $       (0.11) $       (0.12)
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
  Basic and diluted weighted average
    common shares outstanding.........      8,848,866      8,872,202      8,967,066      8,913,092      9,404,757
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
PRO FORMA NET LOSS PER SHARE (NOTE
  1(e)):
  Pro forma basic and diluted.........                                $       (0.16)                $       (0.04)
                                                                      -------------                 -------------
                                                                      -------------                 -------------
  Pro forma basic and diluted weighted
    average shares outstanding........                                   18,246,484                    23,479,379
                                                                      -------------                 -------------
                                                                      -------------                 -------------

   The accompanying notes are an integral part of these financial statements.

                           ART TECHNOLOGY GROUP, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                       SERIES A                 SERIES C
                                                     CONVERTIBLE              CONVERTIBLE
                                                   PREFERRED STOCK          PREFERRED STOCK            COMMON STOCK
                                                ----------------------  ------------------------  ----------------------
                                                 NUMBER OF   CARRYING    NUMBER OF    CARRYING     NUMBER OF   $.01 PAR
                                                  SHARES       VALUE      SHARES        VALUE       SHARES       VALUE
                                                -----------  ---------  -----------  -----------  -----------  ---------
Balance, December 31, 1995....................   1,300,000   $ 500,500      --       $   --         8,745,000  $  87,450
  Issuance costs related to sale of Series B
    redeemable convertible preferred stock....      --          --          --           --           --          --
  Issuance of common stock....................      --          --          --           --           105,000      1,050
  Exercise of stock options...................      --          --          --           --               750          8
  Grant of options to consultants (Note
    6(b)).....................................      --          --          --           --           --          --
  Net loss....................................      --          --          --           --           --          --
                                                -----------  ---------  -----------  -----------  -----------  ---------
Balance, December 31, 1996....................   1,300,000     500,500      --           --         8,850,750     88,508
  Sale of Series C convertible preferred
    stock, net of issuance costs of $60,645...      --          --       1,209,875     1,960,000      --          --
  Accretion of Series B redeemable convertible
    preferred stock to redemption value.......      --          --          --           --           --          --
  Exercise of stock options...................      --          --          --           --            55,950        559
  Grant of options to consultants (Note
    6(b)).....................................      --          --          --           --           --          --
  Net loss....................................      --          --          --           --           --          --
                                                -----------  ---------  -----------  -----------  -----------  ---------
Balance, December 31, 1997....................   1,300,000     500,500   1,209,875     1,960,000    8,906,700     89,067
  Sale of Series C convertible preferred
    stock.....................................      --          --         246,914       400,000      --          --
  Issuance costs related to sale of Series D
    redeemable convertible preferred stock....      --          --          --           --           --          --
  Accretion of Series B and Series D
    redeemable convertible preferred stock to
    redemption value..........................      --          --          --           --           --          --
  Exercise of stock options...................      --          --          --           --           221,355      2,214
  Deferred compensation related to stock
    option grants.............................      --          --          --           --           --          --
  Amortization of deferred compensation.......      --          --          --           --           --          --
  Warrants issued in connection with the sale
    of Series D redeemable convertible
    preferred stock...........................      --          --          --           --           --          --
  Issuance of Series B redeemable convertible
    preferred stock warrants..................      --          --          --           --           --          --
  Grants of options to consultants (Note
    6(b)).....................................      --          --          --           --           --          --
  Issuance of warrants (Note 3(b))............      --          --          --           --           --          --
  Net loss....................................      --          --          --           --           --          --
                                                -----------  ---------  -----------  -----------  -----------  ---------
Balance, December 31, 1998....................   1,300,000     500,500   1,456,789     2,360,000    9,128,055     91,281
  Deferred compensation related to stock
    option grants (unaudited).................      --          --          --           --           --          --
  Amortization of deferred compensation
    (unaudited)...............................      --          --          --           --           --          --
  Accretion of Series B and Series D
    redeemable convertible preferred stock to
    redemption value (unaudited)..............      --          --          --           --           --          --
  Exercise of stock options (unaudited).......      --          --          --           --           448,064      4,481
  Net loss (unaudited)........................      --          --          --           --           --          --
                                                -----------  ---------  -----------  -----------  -----------  ---------
Balance, March 31, 1999 (unaudited)...........   1,300,000     500,500   1,456,789     2,360,000    9,576,119     95,762
  Conversion of preferred stock into common
    stock (unaudited).........................  (1,300,000)   (500,500) (1,456,789)   (2,360,000)  15,709,639    157,096
  Common stock issued to the holders of Series
    C convertible preferred stock and Series D
    redeemable convertible preferred stock in
    lieu of special payments (Note 5)
    (unaudited)...............................      --          --          --           --           121,250      1,212
                                                -----------  ---------  -----------  -----------  -----------  ---------
Pro forma balance, March 31, 1999
  (unaudited).................................      --       $  --          --       $   --        25,407,008  $ 254,070
                                                -----------  ---------  -----------  -----------  -----------  ---------
                                                -----------  ---------  -----------  -----------  -----------  ---------


                                                                                                 TOTAL
                                                 ADDITIONAL                                  STOCKHOLDERS'
                                                  PAID-IN        DEFERRED      ACCUMULATED      EQUITY
                                                  CAPITAL      COMPENSATION      DEFICIT       (DEFICIT)
                                                ------------  --------------  -------------  -------------
Balance, December 31, 1995....................  $    --        $    --         $  (798,707)   $  (210,757)
  Issuance costs related to sale of Series B
    redeemable convertible preferred stock....       --             --            (205,633)      (205,633)
  Issuance of common stock....................       --             --                (910)           140
  Exercise of stock options...................            92        --             --                 100
  Grant of options to consultants (Note
    6(b)).....................................       210,200        --             --             210,200
  Net loss....................................       --             --          (1,442,467)    (1,442,467)
                                                ------------  --------------  -------------  -------------
Balance, December 31, 1996....................       210,292        --          (2,447,717)    (1,648,417)
  Sale of Series C convertible preferred
    stock, net of issuance costs of $60,645...       --             --             (60,645)     1,899,355
  Accretion of Series B redeemable convertible
    preferred stock to redemption value.......       --             --            (153,288)      (153,288)
  Exercise of stock options...................         9,393        --             --               9,952
  Grant of options to consultants (Note
    6(b)).....................................        60,000        --             --              60,000
  Net loss....................................       --             --          (4,227,999)    (4,227,999)
                                                ------------  --------------  -------------  -------------
Balance, December 31, 1997....................       279,685        --          (6,889,649)    (4,060,397)
  Sale of Series C convertible preferred
    stock.....................................       --             --             --             400,000
  Issuance costs related to sale of Series D
    redeemable convertible preferred stock....       --             --            (106,459)      (106,459)
  Accretion of Series B and Series D
    redeemable convertible preferred stock to
    redemption value..........................       --             --            (434,266)      (434,266)
  Exercise of stock options...................        71,002        --             --              73,216
  Deferred compensation related to stock
    option grants.............................     1,798,843     (1,798,843)       --             --
  Amortization of deferred compensation.......       --             106,542        --             106,542
  Warrants issued in connection with the sale
    of Series D redeemable convertible
    preferred stock...........................     2,775,000        --             --           2,775,000
  Issuance of Series B redeemable convertible
    preferred stock warrants..................     1,053,245        --          (1,053,245)       --
  Grants of options to consultants (Note
    6(b)).....................................         4,210        --             --               4,210
  Issuance of warrants (Note 3(b))............        58,249        --             --              58,249
  Net loss....................................       --             --          (2,850,565)    (2,850,565)
                                                ------------  --------------  -------------  -------------
Balance, December 31, 1998....................     6,040,234     (1,692,301)   (11,334,184)    (4,034,470)
  Deferred compensation related to stock
    option grants (unaudited).................     2,491,300     (2,491,300)       --             --
  Amortization of deferred compensation
    (unaudited)...............................       --             215,846        --             215,846
  Accretion of Series B and Series D
    redeemable convertible preferred stock to
    redemption value (unaudited)..............       --             --            (243,394)      (243,394)
  Exercise of stock options (unaudited).......       163,426        --             --             167,907
  Net loss (unaudited)........................       --             --            (877,357)      (877,357)
                                                ------------  --------------  -------------  -------------
Balance, March 31, 1999 (unaudited)...........     8,694,960     (3,967,755)   (12,454,935)    (4,771,468)
  Conversion of preferred stock into common
    stock (unaudited).........................    13,544,192        --          (2,284,840)     8,555,948
  Common stock issued to the holders of Series
    C convertible preferred stock and Series D
    redeemable convertible preferred stock in
    lieu of special payments (Note 5)
    (unaudited)...............................     1,817,541        --          (1,818,753)       --
                                                ------------  --------------  -------------  -------------
Pro forma balance, March 31, 1999
  (unaudited).................................  $ 24,056,693   $ (3,967,755)   $(16,558,528)  $ 3,784,480
                                                ------------  --------------  -------------  -------------
                                                ------------  --------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           ART TECHNOLOGY GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                             THREE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,               MARCH 31,
                                                    -------------------------------------  ----------------------
                                                       1996         1997         1998        1998        1999
                                                    -----------  -----------  -----------  ---------  -----------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................  $(1,442,467) $(4,227,999) $(2,850,565) $(948,889) $  (877,357)
  Adjustments to reconcile net loss to net cash
    (used in) provided by operating activities--
    Amortization of deferred compensation.........           --           --      106,542         --      215,846
    Noncash interest expense related to issuance
      of warrants.................................           --           --       18,060      3,415        4,882
    Compensation expense related to issuance of
      nonqualified stock options..................      210,200       60,000        4,210         --           --
    Depreciation and amortization.................      227,653      318,288      346,680     76,990       93,500
    Changes in current assets and liabilities--
      Accounts receivable, net....................     (204,781)    (537,271)  (1,574,797)  (399,808)    (159,388)
      Unbilled services...........................           --     (198,049)     (92,536)   109,724     (246,326)
      Prepaid expenses and other current assets...       (1,000)          --     (112,423)   (22,532)    (466,554)
      Accounts payable............................      442,271      346,005     (127,646)    47,590     (122,264)
      Accrued expenses............................      310,432       44,404      826,817    358,784      557,881
      Deferred revenue............................       46,000      317,440      514,901    309,993    4,755,046
                                                    -----------  -----------  -----------  ---------  -----------
        Net cash (used in) provided by operating
          activities..............................     (411,692)  (3,877,182)  (2,940,757)  (464,733)   3,755,266
                                                    -----------  -----------  -----------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities..............           --           --           --         --   (1,006,634)
  Purchases of property and equipment.............     (497,512)    (189,549)    (623,398)        --     (285,230)
  Proceeds from sale of property and equipment....           --           --           --      3,720           --
  Decrease (increase) in receivable from
    officer/stockholder...........................      (11,973)         206       56,957     56,957           --
  Decrease (increase) in other assets.............           --       (8,230)    (101,161)    (1,494)       3,957
                                                    -----------  -----------  -----------  ---------  -----------
        Net cash (used in) provided by investing
          activities..............................     (509,485)    (197,573)    (667,602)    59,183   (1,287,907)
                                                    -----------  -----------  -----------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from sale of Series B redeemable
    convertible preferred stock...................    2,794,367           --           --         --           --
  Net proceeds from sale of Series C convertible
    preferred stock...............................           --    1,899,355      400,000    100,000           --
  Net proceeds from sale of Series D redeemable
    convertible preferred stock...................           --           --    7,393,541         --           --
  Proceeds from issuance of common stock..........          140           --           --         --           --
  Proceeds from exercise of stock options.........          100        9,952       73,216      5,134      167,907
  Proceeds from line of credit....................      500,000      304,000    1,496,000    596,000           --
  Payments on line of credit......................           --     (500,000)  (1,800,000)  (400,000)          --
  Proceeds from term loan to a bank...............      250,000      486,111           --         --           --
  Payments on term loan to a bank.................           --     (250,000)    (166,667)   (41,666)     (41,667)
  Proceeds from equipment line of credit..........           --           --      199,915         --           --
  Payments on equipment line of credit............           --           --           --         --      (19,991)
  Payments on capital lease obligations...........      (21,709)     (45,847)     (81,685)   (15,932)     (37,793)
  Payments on note payable to a bank..............     (250,000)          --           --         --           --
                                                    -----------  -----------  -----------  ---------  -----------
        Net cash provided by financing
          activities..............................    3,272,898    1,903,571    7,514,320    243,536       68,456
                                                    -----------  -----------  -----------  ---------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................    2,351,721   (2,171,184)   3,905,961   (162,014)   2,535,815
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....        6,292    2,358,013      186,829    186,829    4,092,790
                                                    -----------  -----------  -----------  ---------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........  $ 2,358,013  $   186,829  $ 4,092,790  $  24,815  $ 6,628,605
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest..........  $    41,291  $   128,770  $   143,299  $  37,256  $    19,176
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Accretion of dividend and discount on Series B
    and Series D redeemable convertible preferred
    stock.........................................  $        --  $   153,288  $   434,266  $  37,500  $   243,394
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------
  Value ascribed to Series B redeemable
    convertible preferred stock warrants..........  $        --  $        --  $ 1,053,245  $      --  $        --
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------
  Equipment acquired under capital leases.........  $    61,411  $   190,582  $    87,243  $  32,004  $        --
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------
  Original issue discount related to warrants
    issued to a bank..............................  $        --  $        --  $    58,249  $  58,249  $        --
                                                    -----------  -----------  -----------  ---------  -----------
                                                    -----------  -----------  -----------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                           ART TECHNOLOGY GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Art Technology Group, Inc. (ATG or the Company) is a Delaware Company which was incorporated on December 31, 1991. ATG offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.

    The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying notes to financial statements.

    (A) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (B) INTERIM FINANCIAL STATEMENTS

    The accompanying balance sheet as of March 31, 1999, and the statements of operations and cash flows for the three months ended March 31, 1998 and 1999 and the statement of stockholders' equity (deficit) for the three months ended March 31, 1999 are unaudited, but in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although ATG believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the three months ended March 31, 1999, are not necessarily indicative of the results to be expected for the entire fiscal year.

    (C) UNAUDITED PRO FORMA PRESENTATION

    The unaudited pro forma balance sheet as of March 31, 1999 reflects the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock into an aggregate of 15,830,889 shares of common stock, which will occur upon the closing of ATG's proposed initial public offering. This reflects the cancellation of the special payments to the Series C and D preferred stockholders, the cancellation of the warrant to purchase 425,532 shares of Series B Preferred Stock, the cancellation of the warrants to purchase Series D Preferred Stock and the changes to the conversion ratio of Series B, C and D Preferred Stock all of which will occur upon closing of the Company's proposed initial public offering (see Note 5).

    (D) REVENUE RECOGNITION

    ATG recognizes product license revenue from licensing the rights to use its software to end-users. ATG also generates service revenues from integrating its software with its customers' operating environments, the sale of maintenance services and the sale of certain other consulting and

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) development services. ATG generally has separate agreements with its customers, which govern the terms and conditions of its software license, consulting and support and maintenance services. These separate agreements, along with ATG's price list, provide the basis for establishing vendor specific objective evidence of fair value. This allows ATG to appropriately allocate fair value among the multiple elements in an arrangement, as well as, allocate discounts ratably over all elements in an arrangement, except for upgrade rights.

    ATG recognizes revenue in accordance with Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION and SOP 98-4, DEFERRAL OF THE EFFECTIVE DATE OF A PROVISION OF SOP 97-2, SOFTWARE REVENUE RECOGNITION. Revenues from software product license agreements are recognized upon execution of a license agreement and delivery of the software, provided that the fee is fixed or determinable and deemed collectible by management. If conditions for acceptance are required subsequent to delivery, revenues are recognized upon customer acceptance if such acceptance is not deemed to be perfunctory. Revenues from software maintenance agreements are recognized ratably over the term of the maintenance period, which is typically one year. ATG enters into reseller arrangements that typically provide for sublicense fees payable to ATG based upon a percentage of ATG's list price. Revenues are recognized under reseller agreements as earned which is generally ratably over the life of the reseller agreement for guaranteed minimum royalties or based upon unit sales by the resellers. ATG does not grant its resellers the right to return or price protection. Revenues from professional service arrangements are recognized on either a time and materials or percentage-of-completion basis as the services are performed, provided that amounts due from customers are fixed or determinable and deemed collectible by management. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Unbilled services represent service revenues that have been earned by ATG in advance of billings.


    The Company received $5.0 million from Informix in March 1999 under an original equipment manufacturer agreement, of which $4.5 million is included in deferred revenue at March 31, 1999. Informix has the right to terminate the agreement and receive a refund of the $5.0 million less the greater of $530,000 per quarter, commencing with the fiscal quarter ended March 31, 1999 and all uncredited prepaid royalties as of the termination date, in the event they are named in a patent or other intellectual property infringement claim related to the agreement by Broadvision. The amount refundable at March 31, 1999 is $4.5 million.


    (E) NET LOSS PER SHARE

    Basic and diluted net loss per common share was determined by dividing net loss available for common stockholders by the weighted average common shares outstanding during the period. Basic and diluted net loss per share are the same, as outstanding common stock options and warrants have been excluded as they are considered antidilutive as ATG has recorded a net loss for all periods presented. Options and warrants to purchase a total of 1,095,150, 2,140,182, 5,085,782, 2,450,380 and 5,117,494 common shares have been excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. Shares of common stock issuable upon the conversion of outstanding convertible preferred stock and warrants have also been excluded for all periods presented.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In accordance with the SEC Staff Accounting Bulletin No. 98, EARNINGS PER SHARE IN AN INITIAL PUBLIC OFFERING, the Company determined that there were no nominal issuances of ATG's common stock prior to ATG's planned initial public offering.

    ATG's historical capital structure is not indicative of its prospective structure upon the closing of its proposed initial public offering due to the automatic conversion of all shares of convertible preferred stock and redeemable convertible preferred stock into common stock concurrent with the closing of ATG's anticipated initial public offering. Accordingly, pro forma loss per share is presented for the year ended December 31, 1998 and the three months ended March 31, 1999 assuming (i) the net loss without the effect of accretion of preferred stock dividends, discount and offering costs and (ii) the conversion of all outstanding shares of convertible preferred stock and redeemable convertible preferred stock into common stock upon ATG's initial public offering using the as-converted method from their respective dates of issuance.

    (F) CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

    ATG accounts for investments under Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Under SFAS No. 115, investments for which ATG has the positive intent and the ability to hold to maturity, consisting of cash equivalents and marketable securities, are reported at amortized cost, which approximates fair market value. Cash equivalents are highly liquid investments with original maturities of less than ninety days. Marketable securities are investment-grade securities with original maturities of greater than ninety days but less than one-year. The average maturity of ATG's marketable securities is approximately four months at March 31, 1999. To date, ATG has not recorded any realized gains or losses.

                                                              DECEMBER 31           MARCH 31
                                                        ------------------------  ------------
                                                           1997         1998          1999
                                                        ----------  ------------  ------------
Cash and cash equivalents--
  Cash................................................  $  186,829  $    592,790  $    693,249
  Money market accounts...............................          --     3,500,000     5,935,356
                                                        ----------  ------------  ------------
      Total cash and cash equivalents.................  $  186,829  $  4,092,790  $  6,628,605
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------
Marketable securities--
  Corporate securities................................          --            --     1,006,634
                                                        ----------  ------------  ------------
      Total marketable securities.....................  $       --  $         --  $  1,006,634
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

    (G) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. ATG provides for depreciation and amortization using the straight-line method and charges to operations amounts estimated to allocate the cost of the assets over their estimated useful lives.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Property and equipment at December 31, 1997 and 1998 and March 31, 1999 consisted of the following:

                                                            DECEMBER 31,          MARCH 31,
                                       ESTIMATED     --------------------------  ------------
ASSET CLASSIFICATION                  USEFUL LIFE        1997          1998          1999
-----------------------------------  --------------  ------------  ------------  ------------
Computer equipment.................     3 years      $    513,202  $    637,683  $    833,873
Equipment under capital leases.....  Life of lease        269,794       556,952       542,117
Computer software..................     3 years            74,967       284,629       346,068
Furniture and fixtures.............     7 years           212,579       295,924       330,000
Leasehold improvements.............  Life of lease         18,800        24,795        33,155
                                                     ------------  ------------  ------------
                                                        1,089,342     1,799,983     2,085,213
Less--Accumulated depreciation and
  amortization.....................                       611,293       957,973     1,051,473
                                                     ------------  ------------  ------------
                                                     $    478,049  $    842,010  $  1,033,740
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

    (H) RESEARCH AND DEVELOPMENT EXPENSES FOR SOFTWARE PRODUCTS

    ATG has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. ATG sells products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, ATG has concluded that technological feasibility is not established until the development stage of the product is nearly complete. ATG defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short, and consequently, the amounts that could be capitalized are not material to ATG's financial position or results of operations. Therefore, ATG has charged all such costs to research and development in the period incurred.

    (I) INCOME TAXES

    ATG accounts for income taxes in accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. This statement requires ATG to recognize a current tax asset or liability for current taxes payable or refundable and to record a deferred tax asset or liability for the estimated future tax effects of temporary differences and carryforwards to the extent they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized (see Note 4).

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (J) STOCK-BASED COMPENSATION

    SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. ATG has determined that it will continue to account for stock-based compensation for employees under the Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and elect the disclosure-only alternative under SFAS No. 123 (see Note 6(b)).

    (K) COMPREHENSIVE INCOME (LOSS)

    In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. ATG does not have any components of comprehensive income (loss) besides its reported net loss.

    (L) FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments consist mainly of cash and cash equivalents, accounts receivable, receivable from officer/stockholder, accounts payable, long-term obligations, redeemable convertible preferred stock and convertible preferred stock. The carrying amounts of these instruments approximate their fair value.

    (M) CONCENTRATIONS OF CREDIT RISK

    SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. ATG has no significant off-balance-sheet concentrations such as foreign exchange contracts, option contracts or other foreign hedging arrangements. ATG's accounts receivable credit risk is concentrated domestically and write-offs have historically been minimal.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table summarizes the number of customers that individually comprise greater than 10% of total revenue and their aggregate percentage of ATG's total revenues which are derived substantially from customers in the United States:

                                                                          PERCENTAGE OF TOTAL REVENUES
                             SIGNIFICANT     --------------------------------------------------------------------------------------
                              CUSTOMERS          A          B          C          D          E          F          G          H
                          -----------------     ---        ---        ---        ---        ---        ---        ---        ---
Year Ended--
  December 31, 1996.....              3             --         31%        --         --         --         --         --         35%
  December 31, 1997.....              3             --         29%        --         --         --         11%        16%        --
  December 31, 1998.....              3             17%        --         --         10%        10%        --         --         --
Three months ended--
  March 31, 1998........              3             14%        --         19%        --         --         --         --         --
  March 31, 1999........              3             22%        11%        --         --         --         --         --         --


                              I          J          K
                             ---        ---        ---
Year Ended--
  December 31, 1996.....         14%        --         --
  December 31, 1997.....         --         --         --
  December 31, 1998.....         --         --         --
Three months ended--
  March 31, 1998........         --         15%        --
  March 31, 1999........         --         --         12%

    The following table summarizes the number of customers that individually comprise greater than 10% of total accounts receivable and their aggregate percentage of ATG's total accounts receivable:

                                                                         PERCENTAGE OF TOTAL ACCOUNTS RECEIVABLES
                                             SIGNIFICANT     ----------------------------------------------------------------
                                             RECEIVABLES         A          B          C          L          M          N
                                          -----------------     ---        ---        ---        ---        ---        ---
As of--
  December 31, 1997.....................              4             13%        26%        18%        --         14%        --
  December 31, 1998.....................              2             19%        --         --         12%        --         --
  March 31, 1999........................              5             17%        12%        --         --         --         12%


                                              O          P
                                             ---        ---
As of--
  December 31, 1997.....................         --         --
  December 31, 1998.....................         --         --
  March 31, 1999........................         11%        13%

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

    The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION in the fiscal year ended December 31, 1998. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief operating decision-makers, as defined under SFAS No. 131, are the Chief Executive Officer and the Chief Financial Officer. To date, the Company has viewed its operations and manages its business as principally one operating segment with two product offerings: software licenses and services. ATG evaluates these product offerings based upon their respective gross margins. As a result,

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the financial information disclosed herein, represents all of the material financial information related to the Company's principal operating segment

(2) RECEIVABLE FROM OFFICER/STOCKHOLDER

    ATG had advanced certain amounts to its President and Chief Executive Officer, which were due upon demand. These amounts were repaid in 1998.

(3) LONG-TERM OBLIGATIONS

    (A) LINE-OF-CREDIT WITH A BANK

    On November 26, 1997, ATG entered into a working capital line-of-credit agreement with a bank which was amended in April 1999. Under the working capital line-of-credit, as amended, ATG may borrow up to the lesser of $5,000,000 or 80% of eligible accounts receivable, as defined. Borrowings bear interest at the bank's prime rate (7.75% at December 31, 1998) plus 0.25%. The working capital line-of-credit is collateralized by substantially all assets of ATG. The agreement contains certain covenants, including defined levels of profitability and certain financial ratios. As of December 31, 1998 and March 31, 1999, ATG was in compliance with all covenants. As of March 31, 1999, there were no amounts outstanding under the working capital line-of-credit and approximately $1,900,000 available for borrowing based upon the borrowing base calculation as of March 31, 1999. In addition, at December 31, 1998 and March 31, 1999, ATG had letters of credit outstanding in the amount of $102,500, respectively.

    (B) TERM NOTE PAYABLE TO A BANK

    On November 26, 1997, ATG entered into a term note payable with a bank. Under the term loan agreement, as amended, ATG may borrow $500,000 based upon certain conditions, as defined. Borrowings bear interest at the bank's prime rate (7.75% at December 31, 1998) plus 1%. Principal and accrued interest are payable in 36 monthly installments beginning in December 1997. The term loan is collateralized by substantially all assets of ATG. The agreement contains certain covenants, including defined levels of profitability and certain financial ratios, as defined. As of December 31, 1998 and March 31, 1999, ATG was in compliance with all covenants. As of December 31, 1998, $319,444 was outstanding under the term note. In connection with the term note payable, ATG issued warrants to purchase 56,296 shares Series C convertible preferred stock to the bank. One warrant provided for the purchase of 46,296 shares at an exercise price of $1.62 per share and the other warrant provided for the purchase of 10,000 shares at an exercise price of $0.01 per share. These warrants vest immediately and expire five years after issuance. ATG valued the warrants at $58,249, using the Black-Scholes option pricing model and the following assumptions: fair market value of $1.62; risk free interest rate of 4.74%; an expected volatility factor of 70%; an expected life of four years; and an expected dividend yield of zero. The warrants were recorded as a debt discount and are being amortized as interest expense over the life of the loan. For the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999, ATG amortized $18,060, $3,415 and $4,882, respectively.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(3) LONG-TERM OBLIGATIONS (CONTINUED)
    (C) EQUIPMENT LINE-OF-CREDIT

    On July 2, 1998, ATG entered into an equipment line-of-credit with a bank. Under the equipment line of credit, ATG may borrow up to $200,000 for capital expenditures. During 1998, ATG borrowed $199,915, all of which was outstanding as of December 31, 1998. Borrowings bear interest at the bank's prime rate (7.75% at December 31, 1998) plus 1.25%. Principal and interest are payable in 30 monthly installments beginning in January 1999. Under the agreement, ATG is required to comply with certain covenants, including defined levels of profitability and certain financial ratios, as defined. As of December 31, 1998 and March 31, 1999, ATG was in compliance with all covenants.

    In April 1999, ATG entered into an additional equipment line-of-credit with the same bank. Under the equipment line of credit, ATG may borrow up to $200,000 for capital expenditure purchases. Borrowings bear interest at the bank's prime rate (7.75% at December 31, 1998) plus 0.75%. Interest accrues and is payable monthly. Principal is due in 30 monthly installments following a six month interest only period.

    (D) FUTURE PAYMENTS

    ATG has capital lease commitments for certain equipment which expire through 2002. The maturities under ATG's long-term obligations and capital lease obligations as of December 31, 1998 are as follows:

                                                         LONG-TERM   CAPITAL LEASE
                                                        OBLIGATIONS   OBLIGATIONS     TOTAL
                                                        -----------  -------------  ----------
1999..................................................   $ 246,634    $   123,383   $  370,017
2000..................................................     232,742         69,638      302,380
2001..................................................      39,983         29,773       69,756
2002..................................................          --          2,052        2,052
                                                        -----------  -------------  ----------
      Total future minimum payments...................     519,359        224,846      744,205
Less--amount representing interest and discount.......      40,189         34,851       75,040
                                                        -----------  -------------  ----------
      Present value of future minimum payments........     479,170        189,995      669,165
Less--current portion.................................     246,634        100,462      347,096
                                                        -----------  -------------  ----------
                                                         $ 232,536    $    89,533   $  322,069
                                                        -----------  -------------  ----------
                                                        -----------  -------------  ----------

(4) INCOME TAXES

    No provision for federal or state income taxes has been recorded, as ATG incurred net operating losses for all periods presented. As of December 31, 1998, ATG had net operating loss carryforwards of approximately $8,870,000 available to reduce future federal and state income taxes, if any. ATG also has available federal tax credit carryforwards of approximately $235,000. If not utilized, these carryforwards expire at various dates beginning 2011, if not utilized. If substantial changes in ATG's ownership should occur, as defined by
Section 382 of the Internal Revenue Code (the Code), there

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(4) INCOME TAXES (CONTINUED)
could be annual limitations on the amount of carryforwards which can be realized in future periods. ATG has completed several financings since its inception and has incurred ownership changes as defined under the Code. ATG does not believe that these changes in ownership will have a material impact on its ability to use its net operating loss and tax credit carryforwards.

    Net deferred tax assets consist of the following:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                      1997           1998
                                                                  -------------  -------------
Net operating loss carryforwards................................  $   2,082,000  $   3,548,000
Nondeductible expenses and reserves.............................        808,000      1,647,000
Tax credits.....................................................        154,000        235,000
                                                                  -------------  -------------
                                                                      3,044,000      5,430,000
Valuation allowance.............................................     (3,044,000)    (5,430,000)
                                                                  -------------  -------------
                                                                  $          --  $          --
                                                                  -------------  -------------
                                                                  -------------  -------------

    Due to ATG's history of operating losses, there is uncertainty surrounding ATG's ability to utilize its net operating loss and tax credit carryforwards. Accordingly, ATG has provided a full valuation allowance against its otherwise recognizable deferred tax asset as of December 31, 1997 and 1998 and March 31, 1999.

    A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                                              DECEMBER 31,
                                                                     -------------------------------
                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
Income tax provision at federal statutory rate.....................      (34.0)%     (34.0)%     (34.0)%
Increase (decrease) in tax resulting from--
  State tax provision, net of federal benefit......................       (6.0)      (6.0)      (6.0)
  Increase in valuation allowance..................................       40.0       40.0       40.0
                                                                     ---------  ---------  ---------
Effective tax rate.................................................         --%        --%        --%
                                                                     ---------  ---------  ---------

(5) PREFERRED STOCK

    ATG's Board of Directors has authorized 10,000,000 shares of preferred stock and has designated 1,300,000, 851,064, 2,000,000 and 2,343,750 shares as Series
A convertible preferred stock (Series A Preferred Stock), Series B redeemable convertible preferred stock (Series B Preferred Stock), Series C convertible preferred stock (Series C Preferred Stock) and Series D redeemable convertible preferred

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) PREFERRED STOCK (CONTINUED)
stock (Series D Preferred Stock), respectively. ATG's Series A, Series B, Series C and Series D Preferred Stock were issued as follows:

                                                            NUMBER OF    PRICE PER                    COMMON STOCK
DESCRIPTION                            DATE                  SHARES        SHARE     GROSS PROCEEDS   EQUIVALENTS
-----------------------  --------------------------------  -----------  -----------  --------------  --------------
Series A Preferred
Stock                    July 1995                          1,300,000    $   0.385     $  500,500       1,950,000
Series B Preferred
Stock                    December 1996                        425,532         7.05      3,000,000       1,642,953
Series C Preferred       November and December 1997,
Stock                      April 1998                       1,456,789         1.62      2,360,000       4,437,568
Series D Preferred       August, September and October
Stock                      1998                             2,343,750         3.20      7,500,000       7,800,368

    The rights, preferences and privileges of Series A, Series B, Series C and Series D Preferred Stock are as follows:

REDEMPTION

    The Series B Preferred Stock is subject to mandatory redemption provisions that require ATG to redeem 25%, on December 31, 2001 increasing by 25% annually thereafter, at $7.05 per share (subject to certain dilutive effects, as defined), plus any dividends accrued but unpaid thereon. Such redemption is subject to available funds, net income and certain other restrictions. In addition, so long as there are any shares of Series D Preferred Stock outstanding and not redeemed, the holders of Series B Preferred Stock shall not be entitled to redemption.

    The holders of shares of Series D Preferred Stock may individually request redemption of all, but not less than all, of the shares of Series D Preferred Stock held at any time after August 18, 2003. The redemption value of the Series D Preferred Stock shall be the greater of (1) the liquidation value of the Series D Preferred Stock plus any accrued and unpaid dividends or (2) the then current fair market value per share.

DIVIDENDS AND SPECIAL PAYMENTS

    The holders of the Series A, Series B and Series C Preferred Stock are entitled to receive dividends of $0.1925, $0.3525 and $0.08 per share per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors. Series B Preferred Stock and Series C Preferred Stock dividends shall accrue and shall be cumulative from the date of issuance of each share, whether or not declared. As of December 31, 1998, ATG has not declared any dividends. Cumulative undeclared dividends on Series B Preferred Stock are approximately $303,000 and $340,500, respectively, at December 31, 1998 and March 31, 1999, respectively. Cumulative undeclared dividends on Series C Preferred Stock are approximately $123,417 and $152,553 at December 31, 1999 and March 31, 1999, respectively. The right to receive dividends on Series A Preferred Stock shall be noncumulative. ATG shall not declare or pay any distributions on shares of common stock until the holders of the Preferred Stock have received a distribution at the rate specified above.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) PREFERRED STOCK (CONTINUED)
    The holders of the Series D Preferred Stock, generally are not entitled to receive a dividend, except under certain events, including the payment of dividends on another series of preferred stock, as defined.

    In the event of a public offering of ATG's common stock, as defined, a consolidation or a merger of ATG with or into any other persons or entities (unless ATG is the surviving entity), sale of all or substantially all of the assets of ATG, or a sale or other disposition of more than 50% of the voting capital of ATG or other similar transaction, the holders of the Series D Preferred Stock shall be entitled to receive in cash, their pro rata share, based on the number of shares outstanding of Series D Preferred Stock held by each, of an amount equal to $2,411,000 multiplied by 1.33 multiplied by the percentage aggregate ownership expressed as a decimal of the holders of Series D Preferred Stock of ATG's capital stock on a fully-diluted and as converted basis at the time of the relevant event (Series D Special Payment). If there are not enough funds to satisfy the entire dividend, then the holders of Series D Preferred Stock shall share ratably in the remaining funds. The Series D Special Payment only takes place, however, if the warrants issued in connection with the issuance of Series B Preferred Stock have been exercised.

    If there are funds left over after the Series D Special Payment, the holders of the Series C Preferred Stock shall be entitled to receive in cash, their pro rata share, based on the number of shares outstanding of Series C Preferred Stock held by each, of an amount equal to $2,411,000 plus the Series D Special Payment multiplied by 1.33 multiplied by the percentage aggregate ownership expressed as a decimal of the holders of Series D Preferred Stock of the Company's capital stock on a fully diluted and as converted basis at the time of the relevant event. If there are not enough funds to satisfy the entire dividend, then the holders of Series C Preferred Stock shall share ratably in the remaining funds (Series C Special Payment). The Series C Special Payment only takes place, however, if the warrants issued in connection with the issuance of Series B Preferred Stock have been exercised and the Series D Special Payment has been made in full.

    If there are funds left over after the payment of the initial Series D and Series C Special Payments, the holders of the Series D Preferred Stock shall be entitled to receive in cash, their pro rata share, based on the number of shares outstanding of Series D Preferred Stock held by each, an amount equal to the Series C Special Payment multiplied by 1.33 multiplied by the percentage aggregate ownership expressed as a decimal of the holders of Series D Preferred Stock of ATG's capital stock on a fully-diluted and as converted basis at the time of the relevant event (Second Series D Special Payment). If there are not enough funds to satisfy the Second Series D Special Payment, then the holders of Series D Preferred Stock shall share ratably in the remaining funds. The Second Series D Special Payment only takes place, however, if the warrants issued in connection with the Series B Preferred Stock have been exercised and the Series D and Series C Special Payments have occurred.

    In conjunction with the Company's proposed initial public offering, the Series D Special Payment, the Series C Special Payment and the Second Series D Special Payment will be canceled in exchange for the issuance of 121,250 shares of common stock.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) PREFERRED STOCK (CONTINUED)
LIQUIDATION PREFERENCE

    In certain events, including liquidation, dissolution or winding up of ATG, the holders of Series A, Series B, Series C and Series D Preferred Stock have a preference in liquidation of $0.3852, $7.05, $1.62 and $3.20 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends accrued but unpaid thereon.

    After such funds are paid on the Series D Preferred Stock, the holders Series D Preferred Stock shall be entitled to receive the Series D Special Payment, as defined. This payment shall be followed by the Series C Special Payment, as defined, which is then followed by the Second Series D Special Payment, as defined. If after these payments, there are any excess funds of the Company, the holders of Series A, Series B and Series C Preferred Stock shall be paid in accordance with their agreements. Then, if any further funds left over, the common stockholders and holders of Series D Preferred Stock shall share in these funds on a pro rata basis.

VOTING RIGHTS

    Each holder of outstanding shares of Series A, Series B, Series C and Series D Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of common stock, into which the shares of Series A, Series B, Series C and Series D Preferred Stock held by such holder are then convertible.

CONVERSION

    Each share of Series A, Series B, Series C and Series D Preferred Stock is convertible at any time at the option of the holder into 1.5 shares, 1.98 shares, 3 shares and 1.5 shares of common stock, respectively, adjustable for diluting events, as defined. In addition, if ATG fails to meet certain operating criteria, including the following cumulative total revenues, product revenues and earnings before interest and taxes for the seven quarters ended December 31, 1999, then the conversion ratio shall increase for the holders of Series D Preferred Stock. The holders of Series A, Series B, Series C and Series D Preferred Stock are required to convert all of their shares into common stock at the then effective conversion rate upon the closing of a public offering of ATG's common stock at a price of at least $8 per share, respectively, and which will result in gross proceeds of at least $20,000,000, for the holders of Preferred Stock, respectively.

    The conversion ratio for the Series B, Series C and Series D Preferred Stock will be adjusted in conjunction with ATG's proposed initial public offering to reflect (1) the cancellation of the Series C and D special payments, (2) the cancellation of the warrants to purchase Series B Preferred Stock and common stock discussed below and (3) the impact of ATG not meeting the criteria specified in the Series D Preferred Stock agreement. The conversion ratio to be effected at the time of ATG's proposed initial public offering is 3.86, 3.05 and
3.33 shares of common stock for each share of Series B, C and D Preferred Stock, respectively.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) PREFERRED STOCK (CONTINUED)
WARRANTS


    In conjunction with the issuance of the Series B Redeemable Preferred Stock in December 1996, ATG issued to a holder of Series B Preferred Stock a performance-based warrant to purchase up to 425,532 shares of Series B Preferred Stock at $7.05 per share. The performance criteria was based upon sales generated by ATG from the affiliates of the Series B Stockholder. The Company generated negligible revenues from the affiliates of the Series B stockholder, therefore; the warrant was not measured or recorded. As a condition for obtaining the Series B Stockholder's approval of the terms of the Series D Preferred Stock financing, the warrant was canceled and ATG granted to the Series B Preferred Stockholder, a new warrant to purchase 425,532 shares of ATG's Series B Preferred Stock at a purchase price of $1.385 per share, which was immediately exercisable and fully vested. The warrant expires on the earlier of (1) the closing of a public offering of ATG's common stock, as defined, at a price of at least $10 per share resulting in gross proceeds to ATG of at least $10 million, (2) the closing of a liquidation, merger, sale of all or substantially all assets of ATG or other similar event, as defined, or (3) August 18, 2003. If a public offering occurs prior to August 18, 2003, the warrant can be exercised coincident with the public offering, in which case the warrant shares shall consist of shares of common stock of ATG based on the rate at which the Series B Preferred Stock is converted into common stock. ATG has valued this warrant at $1,053,245, using the Black-Scholes option pricing model and the following assumptions: a fair market value of $3.20 per share, a risk free interest rate of 5.0%, an expected volatility of 70%, an expected life of five years, and an expected dividend yield of zero. ATG has recorded the value of the warrant in the accompanying statement of stockholders' equity (deficit) and as a component of dividends on preferred stock in computing net loss per share.


    In addition, in connection with the issuance of the Series D Preferred Stock, ATG issued to the holders of Series D Preferred Stock, warrants to purchase up to 2,146,325 shares of ATG's common stock at $0.11 per share, adjusted for certain dilutive events, as defined. The warrants vest 5% per quarter beginning on September 30, 1998 and expire August 18, 2003. The warrants cannot be exercised for a period of five years, except under certain events, as defined. In addition, the number of shares exercisable upon exercise can be adjusted for certain events, as defined. ATG valued these warrants using the Black-Scholes option pricing model and the following assumptions: a fair market value of $3.20 per share, a risk free interest rate of 4.74%, an expected volatility of 70%, an expected life of five years, and an expected dividend yield of zero. ATG allocated the consideration received from the sale of the Series D preferred stock of $7,500,000 between the Series D preferred stock and warrants on the basis of the fair value of the individual component at the date of issuance and determined that the warrants were valued at $2,775,000. These warrants were recorded as a discount to the Series D Preferred Stock and are being amortized over the redemption period in computing net loss per share. For the year ended December 31, 1998 and the three months ended March 31, 1999, ATG amortized $284,266 and $205,894, respectively.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) PREFERRED STOCK (CONTINUED)

    In conjunction with ATG's proposed initial public offering, the warrants to purchase Series B Preferred Stock and common stock will be canceled and the number of shares of common stock issuable upon conversion of the Series B and D Preferred Stock will be increased to reflect the shares which would have been received upon exercise of the warrants based upon the proposed initial public offering price.

    The following is a rollforward of the Series B and Series D Preferred Stock:

                                                  SERIES B REDEEMABLE       SERIES D REDEEMABLE
                                               -------------------------  ------------------------
                                                      CONVERTIBLE               CONVERTIBLE
                                                    PREFERRED STOCK           PREFERRED STOCK
                                               -------------------------  ------------------------      TOTAL
                                                NUMBER OF    REDEMPTION   NUMBER OF    REDEMPTION    REDEMPTION
                                                 SHARES        VALUE        SHARES       VALUE          VALUE
                                               -----------  ------------  ----------  ------------  -------------
Balance, December 31, 1995...................          --   $                     --  $             $
  Issuance of Series B Preferred Stock.......     425,532      3,000,000          --            --      3,000,000
                                               -----------  ------------  ----------  ------------  -------------
Balance, December 31, 1996...................     425,532      3,000,000          --            --      3,000,000
  Accretion of Series B Preferred Stock to
    redemption value.........................          --        153,288          --            --        153,288
                                               -----------  ------------  ----------  ------------  -------------
Balance, December 31, 1997...................     425,532      3,153,288          --            --      3,153,288
  Issuance of Series D Preferred Stock.......          --             --   2,343,750     4,725,000      4,725,000
  Accretion of Series B and Series D
    Preferred Stock to redemption value......          --        150,000          --       284,266        434,266
                                               -----------  ------------  ----------  ------------  -------------
Balance, December 31, 1998...................     425,532      3,303,288   2,343,750     5,009,266      8,312,554
  Accretion of Series B and Series D
    Preferred Stock to redemption value......          --         37,500          --       205,894        243,394
                                               -----------  ------------  ----------  ------------  -------------
Balance, March 31, 1999......................     425,532   $  3,340,788   2,343,750  $  5,215,160  $   8,555,948
                                               -----------  ------------  ----------  ------------  -------------
                                               -----------  ------------  ----------  ------------  -------------

(6) STOCKHOLDER'S EQUITY (DEFICIT)

    (A)  RECAPITALIZATION

    On May 10, 1999, ATG's Board of Directors approved a 3-for-2 stock split of ATG's common stock. The stock split was effective on June 18, 1999. All share and per share amounts of common stock for all periods have been retroactively adjusted to reflect the stock split. Upon the closing of ATG's proposed initial public offering, its certificate of incorporation will be amended and restated to, among other things, change its authorized capital stock to 100,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6) STOCKHOLDER'S EQUITY (DEFICIT) (CONTINUED)
    (B)  STOCK PLANS

    1996 STOCK OPTION PLAN

    In April 1996, the 1996 Stock Option Plan (the 1996 Plan) was approved by ATG's Board of Directors and stockholders. The purpose of the 1996 Plan is to reward employees, officers and directors, and consultants and advisors to ATG who are expected to contribute to the growth and success of ATG. The 1996 Plan provides for the award of options to purchase shares of ATG's common stock. Stock options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options.

    The 1996 Plan is administered by the Board of Directors, which has the authority to designate participants, determine the number and type of options to be granted, the time at which options are exercisable, the method of payment and any other terms or conditions of the options. Options generally vest annually over a two- to four-year period and expire 10 years from the date of grant.

    While the Board determines the prices at which options may be exercised under the 1996 Plan, the exercise price of an incentive stock option shall be at least 100% (110% for incentive stock options granted to a 10% stockholder) of the fair market value of ATG's common stock on the date of grant. A total of 6,300,000 shares of common stock have been reserved for options to be granted under the 1996 Plan. As of December 31, 1998 and March 31, 1999, there are 3,082,488 and 2,602,713 shares, respectively, available for future grant.

    1999 OUTSIDE DIRECTOR STOCK OPTION PLAN

    The 1999 Outside Director Stock Option Plan (Director Plan) was adopted by ATG's Board of Directors and approved by stockholders in May 1999. Under the terms of the Director Plan, directors who are not employees of ATG receive nonqualified options to purchase shares of common stock. A total of 150,000 shares of common stock have been reserved under the Director Plan.

    Under the terms of the Director Plan, each currently active non-employee director will receive an option to purchase 5,000 shares of common stock on the effective date of the proposed initial public offering at the initial public offering price. Individuals who become directors after this offering and are not employees of ATG will receive an option to purchase 5,000 shares of our common stock on the date of initial election to ATG's Board of Directors. In addition, each non-employee director will receive an option to purchase 2,500 shares of common stock on the date of each annual meeting of stockholders commencing in the year 2000 at an exercise price per share equal to the closing price of ATG's common stock on the date of grant. All options granted under the Director Plan will be fully vested upon grant. Options granted to directors will be accounted for in accordance with SFAS No. 123 based upon the guidance provided in the exposure draft dated March 31, 1999 for the proposed interpretation, Accounting for Certain Stock Transactions Involving Stock Compensation, of APB No. 25. The fair value of directors' grants will be measured and included in the accompanying statements of operations.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6) STOCKHOLDER'S EQUITY (DEFICIT) (CONTINUED)
    1999 EMPLOYEE STOCK PURCHASE PLAN

    The 1999 Employee Stock Purchase Plan (the Stock Purchase Plan) was adopted by ATG's Board of Directors and approved by stockholders in May 1999. The Stock Purchase Plan authorizes the issuance of up to a total of 500,000 shares of ATG's common stock to participating employees. All ATG's employees, including directors who are employees, are eligible to participate in the Stock Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate. During each designated semiannual offering period, each eligible employee may deduct between 1% to 10% of base pay to purchase common stock of ATG. The purchase price will be 85% of the closing market price of ATG's common stock on either (1) the first business day of the offering period or (2) the last business day of the offering period, whichever is lower.

    ATG will account for the Stock Purchase Plan in accordance with APB No. 25 and accordingly, no compensation cost will be recognized under the Stock Purchase Plan. ATG will elect the "disclosure only" alternative under SFAS No. 123.

    The following table summarizes option activity under the 1996 Plan:

                                                           NUMBER                      WEIGHTED AVERAGE
                                                          OF SHARES   EXERCISE PRICE    EXERCISE PRICE
                                                         -----------  ---------------  -----------------
Outstanding, December 31, 1995.........................           --      $        --      $      --
  Granted..............................................    1,101,150      .13 -   .50            .23
  Exercised............................................         (750)             .13            .13
  Canceled.............................................       (5,250)             .13            .13
                                                         -----------  ---------------          -----
Outstanding, December 31, 1996.........................    1,095,150      .13 -   .50            .17
  Granted..............................................    1,261,500              .50            .50
  Exercised............................................      (55,950)     .13 -   .50            .19
  Canceled.............................................     (160,518)     .13 -   .50            .23
                                                         -----------  ---------------          -----
Outstanding, December 31, 1997.........................    2,140,182      .13 -   .50            .36
  Granted..............................................    1,636,154              .50            .50
  Exercised............................................     (221,355)     .13 -   .50            .33
  Canceled.............................................     (615,524)     .13 -   .50            .44
                                                         -----------  ---------------          -----
Outstanding, December 31, 1998.........................    2,939,457      .13 -   .50            .43
  Granted..............................................      515,925     2.00 -  4.00           2.58
  Exercised............................................     (448,063)     .13 -   .50            .37
  Canceled.............................................      (36,150)     .50 -  2.67           1.39
                                                         -----------  ---------------          -----
Outstanding, March 31, 1999............................    2,971,169    $ .13 - $4.00      $     .80
                                                         -----------  ---------------          -----
                                                         -----------  ---------------          -----
Exercisable, March 31, 1999............................    1,025,613    $ .13 - $2.00      $     .43
                                                         -----------  ---------------          -----
                                                         -----------  ---------------          -----

    In April 1999 and May 1999, the Company granted options for the purchase of 261,600 and 48,375 shares of common stock at exercise prices of $8.00 and $10.00 per share, respectively.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6) STOCKHOLDER'S EQUITY (DEFICIT) (CONTINUED)
    The following table summarizes information relating to currently outstanding and exercisable options as of March 31, 1999:

                                                     OUTSTANDING
                                ------------------------------------------------------
                                                 WEIGHTED AVERAGE                                EXERCISABLE
                                                     REMAINING                          -----------------------------
                                                 CONTRACTUAL LIFE    WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES        NUMBER SHARES         (YEARS)         EXERCISE PRICE      SHARES     EXERCISE PRICE
------------------------------  --------------  -------------------  -----------------  ----------  -----------------
$ .13 - $ .17.................        429,341              7.1           $     .15         316,175      $     .15
    .50.......................      2,040,903              8.4                 .50         686,938            .50
 2.00 -  2.67.................        399,150              9.9                2.33          22,500           2.00
 3.33 -  4.00.................        101,775             10.0                3.52              --             --
                                --------------                                          ----------
                                    2,971,169                                            1,025,613
                                --------------                                          ----------
                                --------------                                          ----------

    In the years ended December 31, 1996, 1997 and 1998, ATG granted 142,500, 228,000 and 15,000 nonqualified stock options exercisable at $0.13, $0.50 and $0.50 per share, respectively, which are fully vested, to consultants as payment for services performed. ATG recorded expense for the years ended December 31, 1996, 1997 and 1998 related to these grants of $210,200, $60,000 and $4,210, respectively. ATG valued the 1996 and 1997 options issued in exchange for services based upon the fair value of the services received. The services were more readily measurable as ATG had entered into similar transactions in exchange for cash consideration. ATG valued the 1998 options issued in exchange for services based upon the Black-Scholes option pricing model and the following assumptions: a fair market value of $1.62; risk free interest at 4.74%; an expected volatility factor of 70%; an expected life of four years; and an expected dividend yield of zero. The options expire ten years from the date of grant.

    In connection with certain stock option grants during the year ended December 31, 1998 and the three months ended March 31, 1999, ATG recorded deferred compensation of $1,798,843 and $2,491,300, respectively, which represents the aggregate difference between the exercise price and the fair market value of the common stock as determined for accounting purposes. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options. ATG recorded compensation expense of $106,542 and $215,846 in the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, related to these options. In addition, the Company will record additional deferred compensation of approximately $569,000 related to the options granted in April and May 1999 which will be recognized as an expense over the vesting period of the options.

    ATG has computed the pro forma disclosures required under SFAS No. 123 for options granted during the years ended December 31, 1996, 1997 and 1998 and during the three months ended

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6) STOCKHOLDER'S EQUITY (DEFICIT) (CONTINUED)
March 31, 1998 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123, using the following assumptions:

                                                                YEARS ENDED                 THREE MONTHS ENDED
                                                                DECEMBER 31,                    MARCH 31,
                                                    ------------------------------------  ----------------------
                                                       1996         1997         1998        1998        1999
                                                    -----------  -----------  ----------  ----------  ----------
Risk-free interest rate...........................        7.00%        7.00%       5.00%           %           %
Expected dividend yield...........................           --           --          --          --          --
Expected lives....................................      4 years      4 years     4 years     4 years     4 years
Expected volatility...............................          70%          70%         70%         70%         70%
Weighted average fair value of options granted....  $       .13  $       .18  $      .14  $      .42  $     2.18
Weighted average remaining contractual life of
  options outstanding.............................   9.54 years   9.21 years   8.4 years   6.9 years   8.5 years

    Had compensation expense for ATG's stock option plan been determined consistent with SFAS No. 123, the pro forma net loss available for common stockholders and pro forma net loss per share would have been as follows:

                                                                                          THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                     MARCH 31,
                                        -------------------------------------------  ----------------------------
                                            1996           1997           1998           1998           1999
                                        -------------  -------------  -------------  -------------  -------------
Net loss available for common
  stockholders--
  As reported.........................  $  (1,648,100) $  (4,441,932) $  (4,444,535) $    (986,389) $  (1,120,751)
  Pro forma...........................     (1,684,305)    (4,578,226)    (4,745,661)    (1,038,728)    (1,281,227)
Basic and diluted net loss per share--
  As reported.........................  $       (0.19) $       (0.50) $       (0.50) $       (0.11) $       (0.12)
  Pro forma...........................          (0.19)         (0.52)         (0.53)         (0.12)         (0.14)

(7) COMMITMENTS AND CONTINGENCIES

    (A)  LEASES

    In March 1999, ATG entered into a new facility lease for its corporate headquarters which expires in February 2006. Upon occupancy of the new facility, ATG is required to issue the lessor a letter of credit in the amount of $2,500,000 as a security deposit. The approximate future minimum payments

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) COMMITMENTS AND CONTINGENCIES (CONTINUED) under this new facility lease, existing facility leases and certain equipment operating leases as of December 31, 1998 are as follows:

YEARS ENDED DECEMBER 31,                                                  OPERATING LEASES
---------------------------------------------------------------------  -----------------------
      1999...........................................................      $     1,833,000
      2000...........................................................            2,913,000
      2001...........................................................            2,208,000
      2002...........................................................            2,251,000
      2003...........................................................            2,250,000
      Thereafter.....................................................            5,935,000
                                                                              ------------
        Total future minimum lease payments..........................      $    17,390,000
                                                                              ------------
                                                                              ------------

    Rent expense included in the accompanying statements of operations was approximately $265,000, $781,000 and $810,000 for the years ended December 31, 1996, 1997 and 1998 and $178,000 and $294,000 for three months ended March 31, 1998 and 1999, respectively.

    (B)  LITIGATION

    LEGAL PROCEEDINGS

    A patent infringement claim was filed by BroadVision, one of ATG's competitors, against ATG on December 11, 1998. The case was filed in the U.S. District Court for the Northern District of California. BroadVision alleges that ATG is infringing on their patent for a method of conducting e-commerce. BroadVision is seeking a permanent injunction of the sale of ATG's Dynamo products in their current forms as well as unspecified damages. ATG intends to vigorously oppose BroadVision's allegations and has filed a counterclaim against BroadVision on February 4, 1999 seeking a judgment that ATG is not infringing their patent and that the patent in question is in fact unenforceable and invalid.

(8) EMPLOYEE BENEFIT PLAN

    Effective January 1, 1997, ATG adopted the Art Technology Group 401(k) Plan (the 401(k) Plan). All employees, as defined, are eligible to participate in the 401(k) Plan. The 401(k) Plan allows eligible employees to make salary-deferred contributions of up to 15% of their annual compensation, as defined, subject to certain Internal Revenue Service limitations. ATG may contribute to the 401(k) Plan at its discretion. No discretionary employer contributions were made to the Plan for the years ended December 31, 1997 and 1998 or the three months ended March 31, 1998 and 1999.

                           ART TECHNOLOGY GROUP, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(9) ACCRUED EXPENSES

    Accrued expenses at December 31, 1997 and 1998 and March 31, 1999 consisted of the following:

                                                              DECEMBER 31,
                                                        ------------------------   MARCH 31,
                                                           1997         1998          1999
                                                        ----------  ------------  ------------
Payroll and related costs.............................  $  212,959  $    600,467  $    788,858
Accrued accounts payable..............................     124,849       292,540       501,064
Other.................................................      55,476       327,094       488,060
                                                        ----------  ------------  ------------
                                                        $  393,284  $  1,220,101  $  1,777,982
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

(10) VALUATION AND QUALIFYING ACCOUNTS

    The following is a rollforward of ATG's allowance for doubtful accounts:

                                              BALANCE AT                            BALANCE AT
                                             BEGINNING OF                             END OF
                                                PERIOD     ADDITIONS   DEDUCTIONS     PERIOD
                                             ------------  ----------  -----------  ----------
Year Ended
  December 31, 1996........................   $       --   $       --   $      --   $       --
                                             ------------  ----------  -----------  ----------
                                             ------------  ----------  -----------  ----------
Year Ended
  December 31, 1997........................   $       --   $   21,305   $      --   $   21,305
                                             ------------  ----------  -----------  ----------
                                             ------------  ----------  -----------  ----------
Year Ended
  December 31, 1998........................   $   21,305   $  265,287   $ (36,592)  $  250,000
                                             ------------  ----------  -----------  ----------
                                             ------------  ----------  -----------  ----------
Three months ended
  March 31, 1999...........................   $  250,000   $   10,000   $      --   $  260,000
                                             ------------  ----------  -----------  ----------
                                             ------------  ----------  -----------  ----------

    The inside back cover shows a diagram of our product distribution channels. Arrows from the Dynamo suite of products point to system integrators and Web developers, OEM and technology partners and direct sales force. Arrows from these channels point down to customers. Arrows depicting our services point back up from these channels to the Dynamo suite of products. Text to the right of the diagram reads: "Art Technology Group's Innovation and Express Services provide market and advanced technology insight to drive new product development. Art Technology Group has three primary distribution channels: Systems Integrators and Web Developers Art Technology Groups Direct Sales, and Original Equipment Manufacturers Technology Partners.


    The bottom of this page has a box listing our Selected Customers above and three customer Web site screen shots.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                                [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 -------------

                               HAMBRECHT & QUIST

                           U.S. BANCORP PIPER JAFFRAY

                           THOMAS WEISEL PARTNERS LLC

                            WIT CAPITAL CORPORATION

                                 --------------

                                         , 1999

                                 --------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

    UNTIL             1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee...........................................  $   22,380
NASD filing fee................................................       8,550
Nasdaq National Market listing fee.............................     100,000
Blue Sky fees and expenses.....................................      15,000
Transfer Agent and Registrar fees..............................      15,000
Accounting fees and expenses...................................     175,000
Legal fees and expenses........................................     350,000
Printing and mailing expenses..................................     125,000
Miscellaneous..................................................     189,070
                                                                 ----------
    Total......................................................  $1,000,000
                                                                 ----------
                                                                 ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Eighth of the Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

    Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

    Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

    Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

    Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    Under Section 7 of the Underwriting Agreement, the underwriters are obligated, under circumstances, to indemnify directors and officers of the Registrant against liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In the three fiscal years preceding the filing of this registration statement, the company has issued the following securities that were not registered under the Securities Act:

    (a) Issuances of Capital Stock

    In December 1996, we issued 425,532 shares of Series B Preferred Stock to SOFTBANK Ventures Inc. for an aggregate purchase price of $3,000,000 and a warrant to purchase 425,532 shares of Series B Preferred Stock at a purchase price of $7.05 per share. In August 1998, as a condition to obtaining the Series B preferred stockholders' approval of the Series D preferred stock financing, the warrant was cancelled and a new warrant issued for 425,532 shares of Series B preferred stock at an exercise price of $1.385 per share.

    In November 1997, we issued a warrant to Silicon Valley Bank to acquire 46,296 shares of Series C Preferred Stock at an exercise price of $1.62 per share. In March 1998, we issued another warrant to Silicon Valley Bank to acquire 10,000 shares of Series C Preferred Stock at an exercise price of $0.01 per share.

    In November and December 1997 and April 1998, we issued an aggregate of 1,456,789 shares of Series C Preferred Stock to fourteen private investors for $1.62 per share.

    In August, September and October 1998, we issued an aggregate of 2,343,750 shares of Series D Preferred Stock to six private investors for $3.20 per share.

    In connection with the sale of Series D Preferred Stock, the investors were also issued warrants which vest over five years to purchase shares of common stock at an exercise price of $0.11 per share.

    (b) Grants and Exercises of Stock Options

    As of March 31, 1999, there were outstanding options to purchase an aggregate of 2,971,169 shares of common stock under the 1996 Stock Option Plan, at a weighted average exercise price of $0.80 per share. From April 1996 to March 31, 1999, the registrant issued 726,119 shares of common stock for an aggregate purchase price of $251,175 pursuant to exercise of options.

    No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 under the Securities Act. All foregoing securities are deemed restricted securities for the purpose of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
1*         Form of Underwriting Agreement.
3.1*       Certificate of Incorporation of the Registrant, as currently in effect.
3.2*       Certificate of Amendment to Certificate of Incorporation of the Registrant.
3.3*       Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed on or immediately subsequent to the date of the closing of the Offering contemplated by this Registration Statement.
3.4*       Amended and Restated By-Laws of the Registrant.
4*         Specimen certificate for shares of Common Stock, $.01 par value per share, of the Registrant.
5*         Opinion of Hale and Dorr LLP.
10.1*      1996 Stock Option Plan, as amended.
10.2*      1999 Outside Director Stock Option Plan.
10.3*      1999 Employee Stock Purchase Plan.
10.4*      Lease between the Registrant and DVPT Limited Partnership, dated March 11, 1999.
10.5*      Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated November 26, 1997, as amended on March 31, 1998 and July 2, 1998.
10.6*      Intellectual Property Security Agreement between the Registrant and Silcon Valley Bank, dated November
           26, 1997.
10.7+      OEM Agreement, as amended, between the Registrant and Informix Software, Inc., dated December 31, 1998.
10.8+*     Software License Agreement between the Registrant and Sun Microsystems, Inc., dated March 27, 1998.
10.9*      Series A Preferred Stock Purchase Agreement, dated July 1995.
10.10*     Series B Preferred Stock Purchase Agreement, dated December 23, 1996.
10.11*     Series C Preferred Stock Purchase Agreement, dated November 12, 1997.
10.12*     Series C Preferred Stock Purchase Agreement, dated December 8, 1997.
10.13*     Series C Preferred Stock Purchase Agreement, dated April 16, 1998.

 EXHIBIT
   NO.                                                    DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
10.14*     Series D Senior Participating Convertible Redeemable Preferred Stock Purchase Agreement, dated August 18,
           1998 (Exhibit C thereto is included in Exhibit 10.17, Exhibit E thereto is included in Exhibit 10.18,
           Exhibit F thereto is included in Exhibit 10.19 and Exhibit G thereto is included in Exhibit 10.15).
10.15*     Form of Supplemental Agreement to Series D Senior Participating Convertible Redeemable Preferred Stock
           Purchase Agreement, signed by (i) Tudor Private Equity Fund, L.P., The Raptor Global Fund, L.P., and
           Raptor Global Fund, Ltd., dated September 10, 1998; (ii) GMN Investors II, L.P., dated September 10,
           1998; (iii) Richard A. Berenson Family trust 1972, dated October 16, 1998; and (iv) New Media Investors,
           L.L.C., dated October 16, 1998.
10.16*     Amended and Restated Warrant, dated August 18, 1998, issued to SOFTBANK Ventures, Inc.
10.17*     Form of Common Stock Purchase Warrant (Vesting) issued to certain parties to the Series D Senior
           Participating Convertible Redeemable Preferred Stock Purchase Agreement, dated August 18, 1998, September
           10, 1998 and October 16, 1998.
10.18*     Stockholders' Agreement, dated August 18, 1998, as amended by the First Amendment to Stockholders'
           Agreement, dated September 10, 1998.
10.19*     Registration Rights Agreement, dated August 18, 1998.
10.20*     Non-Compete Agreement between the Registrant and Jeet Singh, dated August 18, 1998.
10.21*     Non-Compete Agreement between the Registrant and Joseph Chung, dated August 18, 1998.
10.22*     Consulting Agreement between the Registrant and Thomas N. Matlack, dated November 12, 1997.
10.23*     Warrant issued to Silicon Valley Bank, dated November 26, 1997.
10.24*     Warrant issued to Silicon Valley Bank, dated March 31, 1998.
10.25*     Fourth Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated May 12, 1999.
23.1       Independent Auditor's Consent.
23.2*      Consent of Hale and Dorr LLP (included in Exhibit 5).
24*        Power of Attorney.


------------------------

*   Previously filed.

+   Confidential materials omitted and filed separately with the Commission.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Amended and Restated Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on this 20th day of July 1999.



                                ART TECHNOLOGY GROUP, INC.

                                BY:               /S/ ANN C. BRADY
                                     -----------------------------------------
                                                    Ann C. Brady
                                         VICE PRESIDENT, FINANCE AND CHIEF
                                                 FINANCIAL OFFICER




    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President and Chief             July 20, 1999
              *                   Executive Officer
------------------------------    (Principal Executive
          Jeet Singh              Officer)

              *                 Chief Technology Officer        July 20, 1999
------------------------------    and Chairman of the Board
       Joseph T. Chung

                                Vice President, Finance and     July 20, 1999
       /s/ ANN C. BRADY           Chief Financial Officer
------------------------------    (Principal Financial and
         Ann C. Brady             Accounting Officer)

              *                 Director                        July 20, 1999
------------------------------
      Robert P. Forlenza

              *                 Director                        July 20, 1999
------------------------------
        Scott A. Jones

              *                 Director                        July 20, 1999
------------------------------
        Charles R. Lax

              *                 Director                        July 20, 1999
------------------------------
      Jeffrey T. Newton

              *                 Director                        July 20, 1999
------------------------------
      Thomas N. Matlack

    *By:       /s/ ANN C.
            BRADY
------------------------------
         Ann C. Brady
       Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
1*         Form of Underwriting Agreement.

3.1*       Certificate of Incorporation of the Registrant, as currently in effect.

3.2*       Certificate of Amendment to Certificate of Incorporation of the Registrant.

3.3*       Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed on or immediately subsequent to the date of the closing of the Offering contemplated by this Registration Statement.

3.4*       Amended and Restated By-Laws of the Registrant.

4*         Specimen certificate for shares of Common Stock, $.01 par value per share, of the Registrant.

5*         Opinion of Hale and Dorr LLP.

10.1*      1996 Stock Option Plan, as amended.

10.2*      1999 Outside Director Stock Option Plan.

10.3*      1999 Employee Stock Purchase Plan.

10.4*      Lease between the Registrant and DVPT Limited Partnership, dated March 11, 1999.

10.5*      Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated November 26, 1997, as amended on March 31, 1998 and July 2, 1998.

10.6*      Intellectual Property Security Agreement between the Registrant and Silcon Valley Bank, dated November
           26, 1997.

10.7+      OEM Agreement between the Registrant and Informix Software, Inc., dated December 31, 1998.

10.8+*     Software License Agreement between the Registrant and Sun Microsystems, Inc., dated March 27, 1998.

10.9*      Series A Preferred Stock Purchase Agreement, dated July 1995.

10.10*     Series B Preferred Stock Purchase Agreement, dated December 23, 1996.

10.11*     Series C Preferred Stock Purchase Agreement, dated November 12, 1997.

10.12*     Series C Preferred Stock Purchase Agreement, dated December 8, 1997.

10.13*     Series C Preferred Stock Purchase Agreement, dated April 16, 1998.

10.14*     Series D Senior Participating Convertible Redeemable Preferred Stock Purchase Agreement, dated August 18,
           1998 (Exhibit C thereto is included in Exhibit 10.17, Exhibit E thereto is included in Exhibit 10.18,
           Exhibit F thereto is included in Exhibit 10.19 and Exhibit G thereto is included in Exhibit 10.15).

10.15*     Form of Supplemental Agreement to Series D Senior Participating Convertible Redeemable Preferred Stock
           Purchase Agreement, signed by (i) Tudor Private Equity Fund, L.P., The Raptor Global Fund, L.P., and
           Raptor Global Fund, Ltd., dated September 10, 1998; (ii) GMN Investors II, L.P., dated September 10,
           1998; (iii) Richard A. Berenson Family trust 1972, dated October 16, 1998; and (iv) New Media Investors,
           L.L.C., dated October 16, 1998.

10.16*     Amended and Restated Warrant, dated August 18, 1998, issued to SOFTBANK Ventures, Inc.

10.17*     Form of Common Stock Purchase Warrant (Vesting) issued to certain parties to the Series D Senior
           Participating Convertible Redeemable Preferred Stock Purchase Agreement, dated August 18, 1998, September
           10, 1998 and October 16, 1998.

 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------------------
10.18*     Stockholders' Agreement, dated August 18, 1998, as amended by the First Amendment to Stockholders'
           Agreement, dated September 10, 1998.

10.19*     Registration Rights Agreement, dated August 18, 1998.

10.20*     Non-Compete Agreement between the Registrant and Jeet Singh, dated August 18, 1998.

10.21*     Non-Compete Agreement between the Registrant and Joseph Chung, dated August 18, 1998.

10.22*     Consulting Agreement between the Registrant and Thomas N. Matlack, dated November 12, 1997.

10.23*     Warrant issued to Silicon Valley Bank, dated November 26, 1997.

10.24*     Warrant issued to Silicon Valley Bank, dated March 31, 1998.

10.25*     Fourth Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated May 12, 1999.

23.1       Independent Auditor's Consent.

23.2*      Consent of Hale and Dorr LLP (included in Exhibit 5).

24*        Power of Attorney.


------------------------

*   Previously filed.

+   Confidential materials omitted and filed separately with the Commission.